UNITED STATES
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

Form C: Offering Statement
Form C-U: Progress Update:
Form C/A: Amendment to Offering Statement:
Check box if Amendment is material and investors must reconfirm within five business days.
Form C-AR: Annual Report
Form C-AR/A: Amendment to Annual Report
Form C-TR: Termination of Reporting

1. **Name of issuer**: SOS e Charging LLC

2. **Form**: Limited Liability Company

3. **Jurisdiction of Incorporation/Organization**: South Carolina

4. **Date of organization**: July 21, 2023

5. **Physical address of issuer**: 19 Howards End Ct., Simpsonville, South Carolina 29681

6. **Website of issuer**: https://sosecharging.com/

7. **Is there a co-issuer**: NO

8. **Name of co-issuer:**

9. **Form:**

10. **Jurisdiction of Incorporation/Organization:**

11. **Date of organization:**

12. **Physical address:**

13. **Website:**

14. **Name of intermediary facilitating the offering**: Vicinity, LLC

15. **CIK number of intermediary**: 0001798542

16. **SEC file number of intermediary**: 7-223

17. **CRD number, if applicable, of intermediary**: 307772

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18. **Amount of compensation to be paid to the intermediary, whether as a dollar amount o r a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:** Commission equaling 6% of the total amount raised payable at each closing.

19. **Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:** : 2% of the total amount raised in the form of the securities offered to the public in this offering.

20. Type of security offered: Convertible Note (the "Notes")

21. Target number of securities to be offered: 175,000

22. Price (or method for determining price): $1.00

23. Target offering amount: $175,000

24. Oversubscriptions accepted: Yes ☒ No ☐

25. If yes, disclose how oversubscriptions will be allocated: Pro-rata basis

First-come, first-served basis ☒ Other – at the Company's

Discretion.

26. Maximum offering amount: $1,000,000

27. Deadline to reach the target offering amount: Mar. 15, 2025

28. Current number of employees with issuer and co-issuer: 3
29. Financial Information:

Issuer	Most recent fiscal year-end	Prior fiscal year-end Not Applicable
Total Assets:	$0	$0
Cash & Cash Equivalents:	$1,000	$0
Accounts Receivable:	$0	$0
Short-term Debt:	$0	$0
Long-term Debt:	0	0
Revenues/Sales:	$0	$0

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Issuer	Most recent fiscal year-end	Prior fiscal year-end Not Applicable
Cost of Goods Sold:	$0	$0
Taxes Paid:	0	0
Net Income:	$0	$0

30. **Indicate which jurisdictions in which the issuer intends to offer the securities:**

All U.S. states and territories.

	Price to Investors	Service Fees and Commissions	Net Proceeds
Minimum Individual Purchase Amount	$1,000	$60	$940
Aggregate Minimum Offering Amount	$175,000	$10,500	$206,800
Aggregate Maximum Offering Amount	$1,000,000	$60,000	$940,000

(1) This excludes fees to company's advisors, such as attorneys and accountants, reimbursements for expenses, and compensation paid in the form of securities.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website no later than 120 days after the end of the Company's fiscal year. The Company may terminate

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its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

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NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward-Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward- looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward- looking statements by the fact that they do not relate strictly to historical or

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current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website listed herein.

The Company must continue to comply with the ongoing reporting requirements until: (1)the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act; (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000; (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record; (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or (5) the Company liquidates or dissolves its business in accordance with state law.

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About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

The Offering

Minimum amount of securities being offered	175,000
Maximum amount of securities being offered	1,000,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$1,000.00
Use of proceeds	Net proceeds from the issuance of these securities will be used by the

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	Company for initiating business operations. Further details within.
Voting Rights	The Notes are convertible note debt instruments. The Notes will convert into non-voting shares of common membership units in the Company.

SUMMARY OF THE OFFERING TERMS

As part of this Regulation CF, the Company intends to raise contributions ("***Capital Contributions***") through the purchase of the Notes. The Capital Contributions are intended to help the Company acquire equipment, develop software, and fund other operational expenses to develop its mobile vehicle charging solution. The Note and your investment will be governed by the terms outlined in the Notes and Company is governed by its articles of organization (the "***Articles***") and operating agreement (the "***Operating Agreement***"), as such documents may be subsequently amended.

The following is a brief summary of your investment in the Note as well as certain provisions from the Convertible Note, Articles, and Operating Agreement as of the date hereof, copies of which are attached as **Exhibit A**, **Exhibit B**, and **Exhibit C**, respectively. Each prospective Investor, together with the Investor's professional advisors (such as attorneys and accountants), should read this summary and the agreements before investing. The following description is a summary only, is not intended to be complete, and is qualified in its entirety by reference to the applicable agreements itself. Capitalized terms not defined herein have the meaning ascribed to them in the applicable agreements.

CONVERTIBLE NOTE

Conversion. This Note will be convertible into Equity Securities pursuant to the following terms.

Definitions.

"**Common Units**" means the Company's Class C Membership Units or any other Membership Units other than Class A Membership Units or Class B Membership Units.

"**Conversion Units**" (for purposes of determining the type of Equity Securities issuable upon conversion of this Note) means:

with respect to a conversion pursuant to Section 4.2, shares of the Equity Securities issued in the Next Equity Financing;

with respect to a conversion pursuant to Section 4.3, shares of Class C Membership Units; and

with respect to a conversion pursuant to Section 4.4, shares of Class C Membership Units.

"**Conversion Price**" means:

with respect to a conversion pursuant to Section 4.2, the lesser of: (A) the product of (x) one hundred percent (100%) less the Discount and (y) the lowest per share purchase price of the Equity Securities issued in the Next Equity Financing; and (B) the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Next Equity Financing;

with respect to a conversion pursuant to Section 4.43, the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Corporation Transactions; and

with respect to a conversion pursuant to Section 4.4, the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to such conversion.

"**Sale of the Company**" means:

the closing of the sale, transfer or other disposition, in a single transaction or series of related transactions, of all or substantially all of the Company's assets or the exclusive license of all or substantially all of the Company's material intellectual property;

the consummation of a merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of units of the Company immediately prior to such merger or consolidation continue to hold a majority of the outstanding voting equity of the Company or the surviving or acquiring entity immediately following the consummation of such transaction); or

the closing of the transfer (whether by merger, consolidation or otherwise), in a single transaction or series of related transactions, to a "person" or "group" (within the meaning of Section 13(d) and Section 14(d) of the Exchange Act), of the Company's capital stock if, after such closing, such person or group would become the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than fifty percent (50%) of the outstanding voting securities of the Company (or the surviving or acquiring entity).

For the avoidance of doubt, a transaction will not constitute a "Sale of the Company" if its sole purpose is to change the state of the Company's formation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction. Notwithstanding the foregoing, the issuance of new Equity Securities in a bona fide financing transaction will not be deemed a "Sale of the Company."

"**Discount**" means twenty percent (20%) respect to the initial $300,000 in subscriptions which are accepted by the Company and zero percent (0%) with respect to subscriptions accepted by the Company in excess of $300,000.

"**Equity Securities**" means (i) Common Units; (ii) any securities conferring the right to purchase Common Units; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) Common Units. Notwithstanding the foregoing, the following will not be considered "Equity Securities": (A) any security granted, issued or sold by the Company to any director, officer, employee, consultant or adviser of the Company for the primary purpose of soliciting or retaining their services; (B) any convertible promissory notes (including this Note) issued by the Company; and (C) any SAFEs that have been issued by the Company.

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended.

"**Fully Diluted Capitalization**" means the number of issued and outstanding Company Membership Units, assuming (i) the conversion or exercise of all of the Company's outstanding convertible or exercisable securities, and all outstanding vested or unvested options or warrants to purchase any Company units; and (ii) solely for purposes of Section 4.1(c)(i) and 4(c)(iii), the issuance of all Company's Class B Units reserved and available for future issuance under any of the Company's existing equity incentive plans or any equity incentive plan created or expanded in connection with the Next Equity Financing. Notwithstanding the foregoing, "Fully Diluted Capitalization" excludes: (A) any convertible promissory notes (including this Note) issued by the Company; (B) any SAFEs issued by the Company; and (C) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Next Equity Financing**" means the next sale (or series of related sales) by the Company of its Equity Securities following the date of issuance of this Note with the principal purpose of raising capital and from which the Company receives aggregate gross proceeds of not less than $1,000,000 (excluding, for the avoidance of doubt, the aggregate principal amount of this Note/the Series 1 Notes).

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"**SAFE**" means any simple agreement for future equity (or other similar agreement) that is issued by the Company for bona fide financing purposes and that may convert into the Company's capital stock in accordance with its terms.

"**Valuation Cap**" means $3,000,000 with respect to the initial $300,000 in subscriptions accepted by the Company and $4,500,000 for subscriptions accepted in excess of $300,000.

Next Equity Financing Conversion. The principal balance and unpaid accrued interest on this Note will automatically convert into Conversion Units upon the closing of the Next Equity Financing. The number of Conversion Units the Company issues upon such conversion will equal the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest under this Note on a date that is no more than five (5) days prior to the closing of the Next Equity Financing/the date of conversion by (y) the applicable Conversion Price. At least five (5) days prior to the closing of the Next Equity Financing, the Company will notify the Holder in writing of the terms of the Equity Securities that are expected to be issued in such financing. The issuance of Conversion Units pursuant to the conversion of this Note will be on, and subject to, the same terms and conditions applicable to the Equity Securities issued in the Next Equity Financing.

Sale of the Company Conversion. In the event of a Sale of the Company prior to the conversion of this Note pursuant to Section 4.2 or Section 4.4 or the repayment of this Note, the Holder may elect that either: (a) at the closing of such Sale of the Company, the Company will pay the Holder an amount equal to the sum of (x) all accrued and unpaid interest due on this Note and (y) the outstanding principal balance of this Note; or (b) this Note will convert immediately prior to the closing of such Sale of the Company (so that the Conversion Units can participate in the Sale of the Company), into that number of Conversion Units equal to the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest of this Note on a date that is no more than five (5) days prior to the closing of such Sale of the Company by (y) the applicable Conversion Price.

Maturity Conversion. At any time on or after the Maturity Date, at the election of the Holder/Requisite Noteholders, this Note will convert into that number of Conversion Units equal to the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest of this Note on the date of such conversion by (y) the applicable Conversion Price.

Security. The Note is a general unsecured obligation of the Company.

Priority. If the Company becomes insolvent or subject to an involuntary proceeding in bankruptcy, fails to pay amounts under the Note or perform any other material covenant under the Note when due, or if the Board of Managers of the Company or the Members of the Company adopt a resolution for the liquidation, dissolution or winding up of the Company, then each noteholder may declare a default under the Note ("*Events of Default*"). Upon the occurrence of the noteholder declaring default, the outstanding principal and accrued and unpaid interest under the Note will become due and payable. The amount due by the Company to the noteholder would be initially bypassed by all current and future indebtedness of the Company for borrowed money (whether or not such indebtedness is secured) to banks, commercial finance lenders or other institutions that regularly engage in the business of lending ("**Senior Creditor**"). Nothing within the Convertible Note will preclude or prohibit the noteholder from receiving and retaining any payment unless and until the noteholder has received notice of default from a Senior Creditor or from the conversion of this Note or any amounts due hereunder into the Class C Membership Unit.

RESTRICTIONS ON TRANSFER

The Note sold in this offering may not be transferred or resold. Additionally, there is no public market for our Class C Membership Unit. The shares of Class C Membership Unit or other securities issued upon the conversion of the Note will be subject to restrictions on transferability and resale, and they may not be transferred or resold except as permitted under the Securities Act and applicable state securities laws and in accordance with our Operating Agreement and Convertible Note. The Company does not intend to, nor is it under any obligation to, register or qualify these securities for resale under the Securities Act or under any state securities laws. Accordingly, prospective Investors in the Company must be willing to bear the economic risk of an investment in the Company for the period stipulated in the provisions of the Note. In addition, Regulation CF imposes transfer restrictions on Investors during the first year of investment.

RIGHTS AS A MEMBER

Prior to the conversion of the Note, the noteholders shall have no rights as Members of the Company by virtue of their Note. By executing the Convertible Note, you agree to be bound by the terms of the Company's Operating Agreement upon the conversion of your Note into shares of the Company's Class C Membership Unit.

THE CLASS C MEMBERSHIP UNIT.

The shares issuable upon conversion will be Class C Membership Unit. The investor will have no voting rights except as may be required by South Carolina.

MANAGEMENT

In general, the Board of Managers of the Company will have the complete authority and exclusive control to conduct any business on behalf of the Company without the consent of any member. The Board of Managers of the Company consists of Dontavius Mills and Mack Whittle

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BOOKS AND RECORDS

The Company shall maintain its books and records at its principal place of business. The Company will provide all disclosures and other information required under Regulation CF to the Investors in the Company.

INDEMNIFICATION OF THE MANAGERS

In general, the Board of Managers or Officer of the Company or is or was serving at the request of the Company or for its benefit as a Manager or officer of another company, or as its representative in a partnership, joint venture, trust, or other enterprise (the "***Indemnified Parties***"), shall be fully indemnified and held harmless legally permissible under and pursuant to the act. The Company will indemnify, defend, and hold all Indemnified Parties harmless from and against any and all claims, liabilities, costs, and expenses, including legal fees, arising out of or in connection with any action taken or omitted by any Indemnified Party, unless such action or omission results from such Indemnified Party's in opposition to the Articles, Operating Agreement or the South Carolina Code of Laws.

DISSOLUTION AND WINDING UP

The Company will be dissolved upon the occurrence of any of the following events, unless otherwise provided in the South Carolina Code of Laws: the affirmative vote of the holders of a majority of the votes entitled to be cast consistent with the Articles; at such time that the Company no longer has any Members; the entry of a decree of judicial dissolution in a proceeding by the Attorney General, a member or a creditor pursuant to the South Carolina Code of Laws; or by the Secretary of State in accordance with the procedures under Grounds for Administrative Dissolution of the South Carolina Code of Laws. The occurrence of an event of withdrawal with respect to a member shall not cause the dissolution of the Company. The bankruptcy, death, dissolution, liquidation, termination, or adjudication of incompetency of a member of the Company shall not cause the termination or dissolution of the Company and the business of the Company shall continue.

Following the dissolution of the Company, in general, the Company will follow the liquidation preferences as determined by the Articles, the Board of Managers, and the priority as listed above.

AMENDMENT

In general, the Company's Articles may be amended by the affirmative vote of the holders of a majority of the votes entitled to be cast. Additionally, the Operating Agreement may be amended by an instrument in writing executed by the Company and the majority of Board of Managers.

NEW MEMBERS

The Company may admit new members, with the written consent of the Board of Managers without the consent of existing Investors.

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Closing and Escrow Process

Investors that have committed investment amounts and electronically signed the securities agreement will contribute funds into the designated escrow account for this offering. Once the minimum offering amount has been raised and the offering period has ended, the committed investment amounts will be released from escrow upon satisfaction of the escrow agreement and the offering will be deemed to have successfully closed and the respective investors' investment will be confirmed. Vicinity will notify investors when the offering target amount has been met. Rolling closes may be used once the minimum offering amount has been raised prior to the offering ending.

Cancellation of Investment Commitment

Investors may cancel an investment commitment until 48 hours prior to the end of the offering period identified. If an investor does not cancel an investment commitment before the 48-hour period prior to the end of the offering period and the minimum offering amount has been met, the funds will be released to the issuer upon closing and the investor will receive securities in exchange for his or her investment. Vicinity will notify investors if the minimum offering amount has been met. Unless the issuer raises at least the minimum offering amount through this offering, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned.

Early Termination of the Offering Period

If the issuer raises at least the minimum offering amount prior to the end of the offering period, the end date of the offering period may be accelerated, provided that the offering period must be at least 21 days.

Investors that have committed funds will be notified of such change at least 5 business days prior to the new end date.

Material Changes to the Offering

If the issuer determines that there are any material changes to the offering, investors will be notified of such change and given instructions to reconfirm his or her investment commitment within 5 business days. If an investor does not reconfirm his or her investment commitment within such time period, the investor's investment commitment will be canceled, and the committed funds will be returned.

Assignment and Transfer Restrictions

In addition to the transfer restrictions set forth in the Operating Agreement and Convertible Note, these securities may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless the securities are transferred (1) to the issuer of the securities, (2) to an accredited investor, (3) as part of an offering registered with the Securities & Exchange Commission, or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust

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created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance, all in compliance with applicable securities laws.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories at the time of the sale of the securities to that person.

The term "Member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, including adoptive relationships.

Other Matters

Valuation of the Security in the Future

The value of the security is the present value of the future payments. In the event that the issuer is unable to make the required payments, the value of the security may be impacted adversely, and the investor may lose some or all of the money invested.

Minority Ownership

By purchasing the securities investors will not become holders of membership units in the Company. As such, they will not have the rights of minority investors afforded by general limited liability company law of the state in which the issuer has been formed. Even upon conversion, with any investment in debt securities or minority investment in a private company, an investor should be able to bear a complete loss of their investment.

Company Actions of the Issuer

Because each Note is governed by the terms of the Convertible, the issuer cannot unilaterally take subsequent company actions to change material terms of the Convertible Note without the written consent of the Company and the noteholder. In addition, because the noteholders rights are limited to those described in the Convertible Note, they will have no ability to influence the policies or any other company matter of the issuer, including the election of Managers, changes to the issuer's governance documents, additional issuance of securities, the issuer's repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties.

Holders of the majority of the voting rights of the issuer may be able to take actions for which investors disagree as a result of their voting control of the equity securities of the company.

Certain tax considerations

The issuer intends to treat the notes as debt instruments for U.S. federal income tax purposes. This consideration is not binding and therefore may be subject to review and

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challenge by the IRS. All prospective investors are urged to consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences related to the purchase, ownership and disposition of the note based on their particular circumstances.

The issuer is not subject to disqualification nor has any disclosable events that would have triggered disqualification.

Ownership

The table below lists the name of each direct or indirect owner of 20% or more of the beneficial ownership interests in the Company and the percentage owned:

Name	% owned
Dontavius Mills	40 Class A Units (50.0%)
Mack Whittle	40 Class A Units (50%)

Managers and Officers

The Managers or managers and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their qualifications.

1. *Dontavous Mills*

Name: Dontavous Mills
Position: Manager, President and Secretary
Dates: July 21, 2023 to Present
Full-time or Part-Time: Part Time

Don has a deep understanding of the EV market and offers 10+ years in the automotive industry. As an award-winning salesperson at both BMW and Audi, he recognizes the demand and necessity for a mobile charging company. Since charge anxiety is the greatest barrier to purchasing an EV, Don imagined SOS eCharging as a solution. Don has designed the company to assist in the growth and push towards a more sustainable future through EV sales and purchases. Don provides a wealth of knowledge in sales, marketing, and customer relations.

Additional Information regarding Don's work history and education follows:

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AUDI GREENVILLE • SALES •. APRIL 2022 - PRESENT

Assisting customer in selecting the appropriate vehicle by asking open-ended questions to determine each customer's needs while explaining vehicle safety features, sophisticated performance abilities, upgrade suggestions, and optional packages available to the customer

CENTURY BMW •SALES• OCT 2017 - MARCH 2022

Assisting customer in selecting the appropriate vehicle by asking open-ended questions to determine each customer's needs while explaining vehicle safety features, ultimate performance abilities, upgrade suggestions, and optional packages available to the customer

Education

Bachelor of Science in Audio Engineering – Art Institute of Atlanta

2. Mack Whittle

Name: Mack Whittle
Position: Manager, Chair of Board of Managers, Treasurer
Dates: July 21, 2023 to Present
Full-time or Part-Time: Part Time

Mack provides 30 plus years in executive experience having involved in starting three publicly traded companies and was the CEO and Chairman of one, all in the financial services field. His history in banking, financing, and starting a public banking company based in Greenville South Carolina, provides a deep knowledge and understanding of business development, finance operations, and sales.

Additional Information regarding Mack's work history and education follows:

Mack served as Chairman, President and Chief Executive Officer of The South Financial Group, a bank holding company, he founded in 1986. He retired from the company at the end of 2008, and is now an investor and advisor.

Mr. Whittle has served as Chairman of the South Carolina Chamber of Commerce and the Chairman of the Board of Trustees for the University of South Carolina, where he will retire on June 30,2022 after 34 years of service. Other affiliations include the President's Advisory Committee on the Arts at the John F. Kennedy Center for the Performing Arts in Washington, DC, and many state and community boards including the South Carolina Arts Foundation, The Palmetto Business Forum, South Carolina State Museum Foundation, The Greenville County Art Museum, Midlands Business Leadership Group, The Palmetto Institute, The SC Council on Competitiveness, The Palmetto Trust for Historic Preservation, Spoleto Festival USA, Christ Church Episcopal School, Benedict College and the Greenville Symphony Advisory Board.

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Mack is a Past President of the South Carolina Bankers Association and was named that organization's "Outstanding Young Banker". Other honors include the Distinguished Alumni Award from the Darla Moore School of Business at The University of South Carolina, The Whitney Young Humanitarian Award from the Greenville Urban League, and The Entrepreneur of the Year Award from Ernst & Young. In addition, Mr. Whittle created the Carolina First Bank Foundation in 1999 to demonstrate Carolina First Bank's commitment to elevate the quality of education in South Carolina and other markets served by the Company.

Education

University of South Carolina - Bachelor of Arts (B.A.) and MBA, Business Administration and Management. 1967 – 1974

EnableComp   03/22 -- Present

3. *Steve Jenkins*

Name: Steve Jenkins
Position: Chief Technology Officer
Dates: July 21, 2023 to Present
Full-time or Part-Time: Part Time

Steve brings over 30 plus years of dedicated experience in organizational technology and customer relations management. As a chemical engineer, Steve offers a deep understanding of fleet management and customer relationships. Recently he was the director of IT for a twenty-four site construction equipment sales and rental company. His designs are technologically robust and rooted in creating an ecosystem that functions seamlessly within the organization and surpasses customer expectations.

Additional Information regarding Steve's work history and education follows:

Employer: Azimuth DS LLC
Employer's principal business: Salesforce implementation and consulting
Title: CEO
Dates of Service: August 1, 2019 - present
Responsibilities: All company management (accounting, HR, etc.); Software architecture, DevOps, Development

Education

Bachelor's of Science in Chemical Engineering at Auburn University. Graduated 1989

4. *Rikishi Rey*

Name: Rikishi Rey
Position: Chief Marketing Office

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Dates: July 21, 2023 to Present
Full-time or Part-Time: Part Time

Rikishi provides 9 years of marketing experience and a Ph.D. in strategic communication from Chapman University. As a current Assistant Professor at Clemson University, Rikishi brings knowledge of consumer behavior, message design, social media marketing, data analytics, as well as campaign design and efficacy. Additionally, she has a background in photography, graphic design, and a combined 8 years as a Social Media Director.

Additional Information regarding Rikishi's work history and education follows:

Assistant Professor Communication Department | June 2022 – Present
Rikichi is a tenure track instructor, in charge of preparing the course, lecturing, and ensuring student understanding and success. Her research focuses on strategic communication and message design for campaign and marketing materials.

Social Media Director and Content Creator   Remote   May 2020 – April 2023
As part of a 3-year contract, she grew their Facebook likes by 16.57%, Facebook follows by 18.91%, Twitter by 6.88%, and Instagram by 81.49%.

Head Soccer Coach.   Pateadores | Irvine, CA   July 2016 – June 2022
She was the head soccer coach of two youth girls' soccer teams at the Elite Clubs National League (ECNL) and Elite Clubs Regional Level (ECRL), two of the highest levels in youth club soccer.

Office Assistant Power Chiropractic | May 2015 – May 2022
SheI ensured patients had a positive experience by greeting them, promptly checking them in, and preparing them for their services (heat or ice packs, room assignments, mechanical traction table, etc.), and handled all check-out procedures that required treatment charges, supplements, and up-to-date billings. Oversaw billing insurance, personal bills, filing, cleaning, and opening and closing responsibilities.

Education

Doctor of Philosophy.   Chapman University | Orange, CA   May 2022
Earned a Ph.D. in Communication focusing on Strategic Communication.

Master of Arts.   California State University, Fullerton | Fullerton, CA May 2019

Bachelor of Arts. California State University, Fullerton | Fullerton, CA December 2013

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Capitalization

Currently, the Company has issued one class of membership units. The issued membership units is as follows:

Type of security	Class A Membership Units	Class B Membership Units	Class C Membership Units
Amount outstanding	80	0 (20 reserved for issuance to employees)	0
Voting Rights	Yes	None	None
Anti-Dilution Rights	None	None	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	None	None	Upon conversion, the convertible note will convert into Class C Membership Unit.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering, if convertible securities).	100%	0%	0%

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*The Company intends to issue up to 20 Class B Membership Units to employees to recruit talent and incentivize employees. The details of the employee option plan have not yet been finalized, but it is likely that the employee incentive plan will be created prior to the automatic conversion date of the Notes.

The Company has no debt outstanding:

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
None		$			

Affiliated Party Transactions

The Issuer or any entities controlled by or under common control with the Issuer was not a party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the Issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any Manager or officer of the Issuer;

2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

4. any immediate family member of any of the foregoing persons.

Specified Person	Relationship to Issuer	Nature of interest in transaction	Amount of interest

21

NA			

Use of Proceeds

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6%	$10,500	6%	$60,000
Equipment Purchases	89.14%	$156,000	32.50%	$325,000
Maintenance, Tools and Supplies	0.00%	$0	5.00%	$50,000
Licensing	0.00%	$0	2.50%	$25,000
Software Development and Technology Infrastructure	0.00%	$0	7.5%	$75,000
Marketing	0.00%	$0	15%	$150,000
Operating Expenses	4.86%	$8,500	31.50%	$315,000
Total	**100.00%**	**$175,000**	**100.00%**	**$1,000,000**

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The Use of Proceeds chart is not inclusive of payments to financial and legal service providers, escrow related fees, and payment in the form of securities to Vicinity, all of which may be incurred in preparation or completion of the campaign and may be due in advance of the closing of the campaign.

The allocation of the use of proceeds among the categories of anticipated expenditures represents the Management of the Company's best estimates based on the current status of the Company's proposed operations, plans, investment objectives, capital requirements, and financial conditions. Future events, including changes in economic or competitive conditions or the completion of less than the total Offering, may cause the Company to modify the above-described allocation of proceeds. The Company's use of proceeds may vary significantly in the event any of the Company's assumptions prove inaccurate. The Manager reserves the right to change the allocation of proceeds from the Offering as unanticipated events or opportunities arise.

Business Plan Description

The Company intends to offer a mobile charging solution to electric vehicle (EV) owners in the upstate of South Carolina.

Opportunity

The electric vehicle (EV) market is on the cusp of a significant transition in the United States (U.S.) and in South Carolina. This shift has been enabled by the increasing affordability and accessibility of EVs while being underpinned by a strong push from both the US administration and local programs such as the SC EV Economic Development Initiative.

According to Kelly Blue Book, the U.S. EV sales growth rate in 2023 was 46.5% and is expected to continue to climb as analyst expect a 40% decline in battery costs between now and 2024. J.D. Power now forecasts U.S. EV market share will hit 12.4% in 2024, up from 7.6% in 2023 and 5.9% in 2022 according to Kelly Blue Book. While that represents a gain of 63%, the rate is down 0.8 percentage points from the firm's original prediction. EV sales in 2024 are expected to be up 31% from 2023, when it was already up 40% in 2023.

Last year, EV sales grew at a 50% pace, hitting one million units for the first time. However, much of that growth was driven by Tesla, who accounted for more than half of the increase, whereas the second and third-place contributors, BMW and Mercedes-Benz, were responsible for only 8% and 7% respectively.

SOS eCharging is poised to capitalize on this shift by being the first mobile EV charging service in Upstate South Carolina, fulfilling the immediate charging needs of EV owners and enhancing the appeal of EV ownership in a region where infrastructure development is still catching up.

The Market Landscape

EV demand is outpacing infrastructure in all markets, but even more in South Carolina.

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Across the US, the EV market is expanding, with major automakers investing billions to ramp up EV production. This growing market is reinforced by a push by governments towards sustainable transportation. However, the current infrastructure does not fully support this growth, especially in areas like Upstate South Carolina.

As of October 2023, Ford Motors, General Motors, and Volkswagen expect to spend $50 billion, $35 billion, and $200 billion respectively, ramping up EV production and related software around the world.

Despite this growing demand and availability, the vehicle owner per capita in the Upstate far exceeds the available EV charging stations. Looking across rural areas of the state, this gap widens substantially. With only a few stations existing across the entire geography of the rural Upstate, the ability to regularly operate an EV is nearly impossible.

The Problem

Insufficient Infrastructure is Creating Range Anxiety for EV Owners in the Upstate of SC.

Vehicle owners across Upstate have both the means and desire to use new EVs but are being held back by the limited charging availability. The fear of a dead battery while trying to complete daily or spontaneous trips creates anxiety about purchasing or operating an EV. A consumer Reports study in April of 2023, found that charging logistics was one of the top two biggest factors negatively influencing consumers purchasing an EV. Similarly, a recent survey showed that individuals worry about charging, specifically the ability to charge in public while away from their home base, is significantly hindering EV purchases. In fact, 32% of consumers who were considering an EV cited a lack of charging stations in their area as a primary barrier. Moreover, 47% of U.S. adults said that it is not likely that they would purchase an EV as their next car, with nearly 80% saying that a lack of charging stations was a factor.

The Solution

Mobile, Flexible Charging Service for Upstate EV Owners.

SOS eCharging eliminates range anxiety with our mobile charging solution. Our fleet of charging trucks will look to provide Level 2 and Level 3 charging services within a 50-mile radius of Upstate SC, available through our mobile app. This innovative approach addresses the challenge of charging infrastructure scarcity and "range fear" by bringing the charging station to the customer, whether scheduled or on-demand.

Our 50-mile radius of Downtown Greenville will include Spartanburg S.C., Greer S.C., Travelers Rest S.C., Hendersonville N.C., Laurens S.C., Anderson S.C., Clemson S.C., and Pickens S.C.

The Product

Mobile Charging Fleet of Ford F-350 Trucks Available Through a Mobile App.

SOS eCharging combines the power of mobile charging with the accessibility of a mobile app to power our flexible charging network. We're leveraging the existing technology in Ford F-350 trucks to build our flexible and rapidly deployable charging solution.

This truck is ideal for a mobile charging fleet thanks to its Pro Power Onboard technology, which sends power to a mobile power generator. The generator used is a 480 V 3 Phase that can be transformed into a DC source. It can create a 50kW Level 3 fast charge or two 25kW Level 2 Charges. With variable power output levels, it can efficiently charge electric vehicles, making it a versatile, on-demand, and fast mobile charging solution. This capability ensures that the truck can provide emergency charging, support remote locations, and offer convenient services for electric vehicle owners and businesses.

These trucks not only deliver charging services but also provide valuable data analytics on each vehicle's battery health, vehicle service needs, and a 10-point inspection at the time of service.

<u>Business Model</u>

Mobile Charging Subscription and Single Charge Transactions

SOS eCharging will operate on a tiered subscription model, offering different levels of membership for subscribers. We will also offer service to non-members on a per-use basis. Revenue will be bolstered with add-on services provided during each service call. Key Performance Indicators (KPIs) like subscription rates, daily one-time purchases, and data analytics will track and predict growth and success.

Subscribers can use the app to either book an on-demand charge or schedule a charging session in advance.

Customer Profile

Ages – 30-60 with an income level of over 75k. They are college graduates with occupations or hobbies that require 50+ miles in a given day through varying locations (i.e., urban, suburban, rural).

Individuals who will purchase tier 3 will use the service as necessary and are not interested in the luxuries that come with the service. Those in tier 2 enjoy the amenities that come with the service and appreciate the convenience offered. Tier 1 customers are willing to spend for convenience and are willing to spend on services to avoid day to day stress.

Customers are environmentally oriented and enjoy traveling. Their personal and social values that influence their decision making is that they are open to new concepts and are willing to change their day-to-day habits for long term improvements.

They also place a high value on their time and have the income to spend on convenience. The customer is responsive and educated on EV charging trends through advertising, promotions, and marketing campaigns.

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A goal of theirs is to eliminate range anxiety and the possibility of having a scenario where they are left with a dead vehicle. Besides marketing, customers will be made aware of the product through their dealership as well as through general research.

They will be influenced to purchase the insurance because they are offered compatible charging and reliability at an affordable price. Tier 3 customers are influenced because they are recent EV buyers looking for an affordable way to charge their EV. Tier 2 customers will be influenced because their income is increasing, leading them to look for more convenience and luxury. Tier 1 customers will be influenced by friends and families as they interact with and come from wealthy families with money to spend.

All customers will be comfortable with the technology and have a general understanding of an EV.

Where We Started + Where We're Going.

With the proceeds of this offering, initially, we will acquire a single truck and begin the process of serving volunteer "beta" clients. We will mindfully work with these early adopters to understand both when and where the service is beneficial to help their lifestyle with an EV that is charged sufficiently week to week in order to avoid destination anxiety. For some, it may be an occasional mobile charge to supplement their home charging capability, while for others – particularly those new to EVs – we will be a source for weekly charging when needed.

This beta period is important to us as it will allow us to understand the customer mix and customer needs, as well as our ability to serve these needs over a 50-mile radius. The investment in additional trucks will be supported by user growth not just more broad geographic areas.

We plan to accomplish this market goal by working with dealerships to offer the service at original point of sales, campaigns specifically designed and disseminated through social media to EV users and potential users in the Upstate and penetrate networks of professional groups that are EV centric. Our 12-month free beta subscription for 100 subscribers will allow us to deliver an Uber-like experience and better understand the service, services, and logistics.

FINANCIAL INFORMATION

The reviewed financial statements of the Company are attached as Exhibit D. There have been no material changes to the financial operations of the Company since December 31, 2023, the date of the financial statements.

Operations

The Company is a start-up and has not conducted any business activity.

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Liquidity and Capital Resources

Targeted sources of capital total **$175,000** and are estimated (subject to change) as follows: Reg CF investment **$175,000**

Owner Equity $ 0

Loan **$ 0**

Offering Updates

Updates regarding the progress of the issuer in meeting the target amount will be provided via email after milestones of 30%, 60%, and 90% funded. Email notifications will also be sent once the offering has successfully completed. Updates on progress are also able to be seen on the offering page through vicinitycapital.com.

Annual Report

The Issuer plans to provide its annual report within 120 days after the end of the fiscal year, and will inform investors via email where to find the report.

Currently, neither the issuer nor any predecessor is delinquent in its ongoing reporting requirements under Regulation Crowdfunding. The issuer is not subject to disqualification nor has any disclosable events that would have triggered disqualification.

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RISK FACTORS AND CONFLICTS OF INTEREST

SOS e Charging, LLC (the "***Company***") is offering convertible promissory notes (each a "***Note***") that will convert to Class C Membership Unit upon an expected maturity of three to four years (the "***Offering***").

A purchase of the Notes is speculative and involves a very high degree of risk, including a possible total loss of investment. Each investor should carefully consider the risks described below before making an investment decision. The Company's business, financial condition and results of operations could be materially and adversely affected by any one or more of such risk factors, as would the underlying value of the Notes, which could lead to the complete loss of value of a Note. THE FOLLOWING RISKS ARE JUST A FEW OF THE MANY SIGNIFICANT RISKS ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND DO NOT REPRESENT MOST OR ALL OF THE CURRENT AND FUTURE RISKS ASSOCIATED WITH AN INVESTMENT IN THE COMPANY.

The nature of the Notes, and thus an investment in the Company, requires that prospective investors have the ability and willingness to bear substantial economic risk for an indefinite period of time and the loss of the entire amount of their investment. There is no assurance that the Company will be successful and a purchase of a Note should be considered highly risky. The success of the Company will depend upon multiple factors, including adverse changes in the general economic conditions impacting the Company and its business, and cannot be predicted at this time. Risks associated with making an investment in the Notes include, but are not limited to, the factors discussed in the following sections:

Risks Related to this Offering

Need to Raise Additional Capital. The Company may need to raise capital in the future in addition to the capital raised in this offering. It is possible the capital raised in the future may be on terms less favorable to the Company or may be dilutive to current investors in the Company. There is also no guarantee or assurance that the Company will secure the additional capital required to fund the business.

The Company's ability to fund operational and technological development, sales and marketing, personnel hiring, and general company purposes depends on the ability to generate cash or raise capital in the future. This is subject to general economic, financial, competitive, legislative, regulatory and other factors, some of which are beyond the Company's control.

The Company has broad discretion in how to use the proceeds from this offering. The board of Managers and executive officers of the Company (together, the "***Company Management***") will have considerable discretion in the application of the net proceeds of this offering, and investors will not have the opportunity as part of their investment decision to assess whether the Company is using the proceeds appropriately. The Company intends to use the net proceeds on sales and business development, marketing and digital presence, scalable online tech infrastructure, and operations and logistics. The Company may change its plans for how it will use the proceeds of this offering and may use the proceeds in ways that are not currently contemplated.

Illiquid Investment. There is not now and likely will not ever be a public market for the Notes. Because the Notes has not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Reg CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Notes may also adversely affect the price that could be obtained for the Notes in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that he or she is purchasing a Note for their own account, for investment purposes, and not with a view to resale or distribution thereof. In addition to the restrictions on transferability under the securities laws, the transfer of a Note is also restricted as set forth and described in the convertible note.

In addition, if the Notes are converted into Class C Membership Unit or other securities, the issuance of the securities will not be, and is not required to be, registered with the SEC under the Securities Act or qualified under applicable state or other securities laws, and accordingly, the securities may not be resold or otherwise transferred unless the transfer is registered under the Securities Act and qualified under applicable state or other securities laws, or unless exemptions from the registration and qualification requirements are available.

Risks Associated with Minority Ownership. Each investor is not a direct owner of the Company, and the purchase of a Note will not grant investors ownership of the Company. The Notes convert into Class C Membership Units which do not have voting rights. Therefore, investors will have no right to control company actions, and Company Management will have complete discretion on whether to issue additional Notes, repurchase Notes, control a sale, or engage in transactions with affiliates or related parties. Purchasing a Note will not give investors minority investor rights and an investor should be able to bear a complete loss of their investment.

Risk of Dilution. The Company is not restricted from issuing additional Notes or series of Notes or other instruments of Class C Membership Units or other Membership Units. The Company may issue notes or interest in the Company in the future for a variety of purposes including (i) to raise funds for the operations of the Company; (ii) in connection with an incentive plan whereby it may issue notes to employees, consultants and service providers of the Company (the Company currently expects to set aside 10% of its equity for service providers, but that number may grow as the Company scales); (iii) as part of a merger or other transaction involving the Company; or (iv) other reasons as determined by Company Management and as provided for in the Operating Agreement and articles of incorporation (together herein referred to as the "***Organizational Documents***"). If the Company does raise additional capital in the future, it is likely investor's interests will be diluted.

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Risks of Reliance on Financial Projections. Any financial projections included as part of this offering are solely for purposes of illustrating the potential operating results of the Company, and although they are based upon assumptions, estimates and hypotheses which are believed by the Company to be reasonable, these assumptions, estimates and hypotheses are based in part upon facts and events that are extremely difficult to estimate accurately or predict and over which the Company may have little or no control. The estimates represent sales targets that the Company hopes to achieve but cannot and does not represent what will in fact be achieved. No assurance can be given that the Company will achieve revenues or operating results equal or similar to the estimates. Variances in actual results from those projected are inevitable, and such variances could be material. Each prospective investor should carefully review any financial projections, which must be read together with the risk factors, subscription agreement, and the Note.

No Assurance of Confidentiality. As part of the subscription process, investors will provide significant amounts of information about themselves to the Company. Under the terms of the Company's governing documents and applicable laws, such information may be made available to other investors, third parties that have dealings with the Company, and governmental authorities (including by means of securities law-required information statements that are open to public inspection).

NEITHER THE COMPANY NOR ANY MANAGER NOR ANY NOTE HOLDER NOR ANY OF THE COMPANY'S PROFESSIONAL ADVISORS OR CONSULTANTS MAKE ANY REPRESENTATION OR WARRANTY AS TO ANY FINANCIAL PROJECTIONS, AND PROSPECTIVE INVESTORS MUST USE EXTREME CAUTION IN EVALUATING AND UTILIZING THE PROJECTIONS SINCE THE PROJECTIONS ARE NOT NECESSARILY INDICATIVE OF THE PERFORMANCE THE COMPANY WILL ACHIEVE.

Risks Related to the Business

Risks Associated with Advertising and Marketing. The Company will be dependent on successful advertising and marketing to acquire new Customers. Ineffective marketing, advertising and promotional programs could inhibit the Company's ability to acquire Customers and generate revenue. The Company's efforts may not be effective or could require increased expenditures, which could have a material adverse effect on the Company's revenue.

Sufficient Revenue to Pay Principal and Interest on the Notes. The Company's ability to pay accrued interest and to repay principal on the Notes when they become due will depend largely on our ability to generate revenues. While the Company may raise additional capital in the future, there can be no assurance that the proceeds of such offering would be used for repayment of the Notes and there can be no assurances the Company will achieve sufficient revenue to pay the principal and accrued interest on the Notes.

Compliance with Laws and Regulations. The Company will be subject to a variety of securities laws and other types of governmental regulation in the United States and other

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jurisdictions that may limit the scope of its operations or impose material compliance costs and other burdens.

While Company Management believes that the Company will not be subject to the registration requirements of the Investment Company Act, there can be no assurance that this belief is, or will continue to be, correct. If the Company were subject to such registration requirements, the Company's performance could be materially adversely affected.

In general, Company Management will seek to minimize the degree of governmental regulation and oversight to which Company Management and the Company are subject. While it is anticipated that this approach will reduce compliance and other costs, this approach will also eliminate a variety of investor protections (including certain protections arising under the Securities Act, the Exchange Act, the Investment Company Act, and the Advisers Act) that would be available if Company Management and the Company were subject to greater governmental regulation and oversight. In particular, prospective investors are cautioned against assuming the applicability of investor protections generally associated with public offerings of securities.

Regulatory Risks. The Company may be subject to laws and regulations regarding the use of an online platform to sell products. In the event any laws or regulations prevent or make it more difficult for Customers to access and use the Company's platform there could be a material adverse effect on the Company. Additionally, it is possible laws or regulations could require some Customers to purchase products that meet specific requirements and if the products offered on the Company's platform do meet these standards then these laws or regulations could have a material adverse on the Company.

Risks Associated with Start-up Company. The Company is a start-up company and will face all the risks and uncertainties associated with attempting to develop and grow a business. A loss of an investor's entire investment is possible. The timing of profit realization is highly uncertain. Losses are likely to occur early in the Company's life and it may take a significant amount of time for the realization of gains.

Start-up companies often experience unexpected problems in the areas of product or service development, marketing, financing, and general management, which, in some cases, cannot be adequately solved. In addition, such companies may require substantial amounts of financing which may not be available through institutional private placements or the public markets. The percentage of start-up companies that survive and prosper is small.

Factors Outside the Control of the Company. The success of the Company will be subject to factors over which the Company will have little or no control, including the availability of subsequent financing, the rapid pace of technological change, market shifts (including the entry of competitors with greater resources or development of competing products, or other changes in the demand for the Company's products and services), and changes in the economy generally. Consequently, investments in private companies are highly speculative. The profitability of the Company may also depend on the ability to develop and protect intellectual property, and there can be no assurances the Company will

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be successful in securing patent, copyright, or other legal protection (or that such legal protection will be available) for their products, know-how or other intellectual property. Private companies tend to have lower capitalizations and fewer resources and, therefore, often are more vulnerable to financial failure. There can be no assurance any such losses will be offset by gains (if any) realized by the Company.

Changes in Environment. The Company's investment program is intended to extend over a period of years, during which the business, economic, political, regulatory, and technology environments within which the Company operates are expected to undergo substantial changes, some of which may be adverse to the Company. Company Management will have the exclusive right and authority to determine the manner in which the Company will respond to such changes, and investors generally will have no right to withdraw from the Company or to demand any modifications to the Company's operations in consequence thereof...Prospective investors are particularly cautioned that the investment sourcing, selection, management, and liquidation strategies and procedures exercised in the past by the Company may not be successful, or even practicable, during the Company's term.

No Operating History. The Company has no operating history and therefore no history to demonstrate that its business plan and model will be economically successful. While the Company intends to generate estimated returns commensurate with the risks undertaken, there can be no assurance of success. There can be no assurance that (i) the Company will achieve returns comparable to those achieved in the transactions undertaken previously by the principals or their affiliates; (ii) the Company will achieve its targeted returns; or (iii) an investment in the Company, once made, will be profitable. In addition, there can be no assurance that investments will generate cash flow available for distribution to investors.

Reliance on Company Management. The Company will be particularly dependent upon the efforts, experience, contacts, and skills of Company Management. The loss of any members of Company Management could have a material, adverse effect on the Company, and such loss could occur at any time due to death, disability, resignation, or other reasons. Additionally, the investors will have no power to prevent any specific person from being so appointed or taking responsibility as a member of Company Management. The investors in the Company will not be permitted to evaluate investment opportunities or relevant business, economic, financial, or other information that will be used by the Company Management in making decisions.

Any prior experience that Company Management may have in making investments of the type expected to be made by the Company was obtained under different market conditions, and there can be no assurance that the Company Management will be able to duplicate prior levels of success or achieve success at all.

Reliance on Third Parties. In addition to the Manufacturers, the Company may require, and rely upon, the services of a variety of third parties, including but not limited to attorneys, accountants, bankers, brokers, custodians, consultants, and other agents. Failure by any of these third parties to perform their duties or otherwise satisfy their obligations to

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the Company could have a material adverse effect upon the Company. Except as otherwise provided, the fees and costs associated with such third parties will be paid by the Company.

Technology and Cybersecurity Risks. The Company will rely upon developing a proprietary customer application to manage subscriptions and other services. There can be no assurance that such a system can be cost effectively developed and deployed. In addition that application and other systems upon which the Company will rely to manage its business data, communications, advertising content, and its Customer platform. Specifically, the Company may collect and retain sensitive customer data such as credit card numbers and personalidentifiable information about its Customers. Network and information systems-related events, such as ransomware attacks, computer hackings, cyber threats, security breaches, viruses or other destructive or disruptive software, process breakdowns, or malicious or other activities, and natural or other disasters could result in a disruption of the Company's services and operations. These events could also result in, without limitation, the improper disclosure of personal data or confidential information, including through third parties that receive any of such information on a confidential basis for business purposes and could be subject to any of these events, or payment of ransom or other amounts to avoid such disclosures and/or restore the Company's systems and services following a cyber or ransomware attack. Any of these events could damage the Company's reputation, require the Company to expend resources to remedy any such breaches, and have a material adverse effect on the Company's business and operations.

Information Technology Risks. The Company depends heavily on the internet, information technology, and other operational systems, whether the Company's or those of others (e.g., custodians, financial intermediaries, and other parties to which we outsource the provision of services or business operations). These systems may fail to operate properly or become disabled as a result of events or circumstances beyond the Company's. Further, despite implementation of a variety of risk management and security measures, our information technology and other systems, and those of others, could be subject to physical or electronic break-ins, unauthorized tampering, or other security breaches, resulting in a failure to maintain the security, availability, integrity, and confidentiality of data assets. Technology failures or cyber security breaches, whether deliberate or unintentional, including those arising from use of third-party service providers, as well as failures or breaches suffered by the issuers of securities in which our strategies invest, could delay or disrupt the Company's ability to do business, cause reputational harm, require additional compliance costs, subject the Company to regulatory inquiries or proceedings and other claims, lead to a loss of clients, or otherwise adversely affect the business.

Risks of Maintaining the Company's Platform. The Company uses an online platform where Customers choose the products to purchase. The platform and applications require continual maintenance, upgrading and enhancement to meet operational needs. The Company plans to regularly upgrade and expand the platforms' capabilities. If the Company experiences difficulties with the transition and integration of platform or are unable to implement, maintain or expand the systems properly, the Company could suffer from, among other things, operational disruptions, regulatory problems, working capital disruptions and increases in administrative expenses.

Risks of Forecasting Demand. The Company's success depends on its ability to accurately forecast the demands of Customers and offer the types of Manufacturers on the platform that will meet the needs to Customers. Factors that could affect the Company's ability to accurately forecast demand for products include the ability to anticipate and respond effectively to evolving consumer preferences and trends and to translate these preferences and trends into marketable product offerings, as well as unanticipated changes in general economic conditions or other factors, which result in cancellations of orders or a reduction or increase in the rate of reorders placed by Customers.

Further, the Manufacturers use various avenues and efforts to sell their apparel, which can be affected by manufacturing processes and the seasonality of certain products. The Manufacturers may be adversely affected if the Company fails to accurately forecast Customer demand and it creates supply issues for Manufacturers. These risks could have a material adverse effect on the Company's brand image as well as its operations and financial condition.

Risks of Insufficient Cash Flow. The Company relies on cash flows generated from operations to meet the cash requirements of the business. The Company expects to have significant capital requirements and will need debt capital from outside sources in order to efficiently fund the cash flow needs of the business as it grows. There is no guarantee the Company will be able to access reasonably priced credit in the future and, if it is unable to do so, it could have an adverse effect on the results of operations or financial condition.

Management of Future Growth. The Company's strategy of development and growth of its platform and services, if it is achieved, may place substantial demands upon Company Management and other resources and may require a substantial amount of working capital, as well as management, operational and other financial resources. Not all of these factors are within the control of the Company. The Company's ability to manage growth successfully will require it to develop strong operational, management, financial and information systems and controls. No assurances can be given that the Company will experience growth or that, if it does, management will be able to manage growth effectively. In such event, the Company's business, financial condition and results of operations could be materially adversely affected.

Certain Potential Conflicts of Interest

Conflicts of Interest. The Company will be subject to various potential conflicts of interest. Company Management or affiliates of Company Management will make investments separate and apart from, or alongside with, the Company. Company Management will be permitted to manage other investment funds and similar vehicles during the Company's term, any of which may compete with the Company for investment opportunities, management time and attention, or otherwise. The Company's governing documents contain certain protections for investors against conflicts of interest faced by the Company Management or its affiliates, but will not purport to do so in a comprehensive manner or to address all types of conflicts that may arise. Moreover, as a practical matter, it may be difficult for investors to subject the behavior of Company Management to close scrutiny.

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During the Company's term, many different types of conflicts of interest may arise, all of which are not purported to be included here. Investors ultimately will be heavily dependent upon the good faith of the Company Management. Risks relating to conflicts of interest are not limited to conflicts affecting the Company Management or the individuals managing the Company. The investors are expected to have widely differing interests on a variety of tax, regulatory, business, investment profile, and other issues. This may, in turn, give rise to a number of risks that investors as a group will not act in a manner consistent with the best interests of the investors as a group or the best interests of the Company itself. Furthermore, conflicts of interest among the investors likely will make it impracticable for Company Management to manage the affairs of the Company in a manner that is viewed as optimal by all investors. In general, prospective investors should assume that Company Management will not take their unique interests into account when managing the Company's affairs.

Counsel to the Company Does Not Represent the Noteholders. The Company has retained outside counsel in connection with the management and operation of the Company, including, without limitation, the making and holding of investments. Such outside counsel will not represent any investor or prospective investor of the Company, unless the Company and such investor or prospective investor otherwise agree and such investor or prospective investor separately engages outside counsel, in connection with the formation of the Company, the offering of the Notes, the management and operation of the Company or any dispute that may arise between any noteholder, on the one hand, and Company Management, the Company and/or their affiliates on the other hand (the "***Company Legal Matters***"). Any investor or prospective investor will, if it wishes counsel on any Company Legal Matter, retain its own independent counsel with respect thereto and will pay all fees and expenses of such independent counsel. Each investor and prospective investor acknowledges that the Company's outside counsel may represent the Company in connection with the formation of the Company and any and all Company Legal Matters.

CERTAIN MATERIAL U.S. INCOME TAX CONSIDERATIONS

Internal Revenue Service regulations require that we provide this notice to you that (i) the information provided in this Memorandum with respect to federal income tax consequences is not intended to be used and cannot be used by an investor in the Company to avoid penalties if the IRS successfully asserts a tax position that is different from what is described, (ii) the information provided was written to support the marketing of the Membership Interests, and (iii) each prospective Investor in the Company should seek advice from an independent tax advisor, based on his or her particular circumstances.

THE INCOME TAX LAWS APPLICABLE TO LIMITED LIABILITY COMPANIES AND TO INVESTORS THEREIN ARE EXTREMELY COMPLEX. THE FOLLOWING SUMMARY IS NOT EXHAUSTIVE AND DOES NOT CONSTITUTE TAX ADVICE. A PERSON CONSIDERING AN INVESTMENT IN THE COMPANY SHOULD CONSULT HIS, HER OR ITS TAX ADVISOR IN ORDER TO FULLY UNDERSTAND THE FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES OF AN INVESTMENT IN HIS, HER OR ITS PARTICULAR SITUATION.

NO REPRESENTATION IS MADE AS TO THE TAX CONSEQUENCES OF THE OPERATION OF THE COMPANY.

Taxation laws are subject to change, from time to time, and no representation is or can be made as to whether such laws will change or what impact, if any, such changes will have on the statements contained in this summary. You should consult with your own tax advisor.

THE STATEMENTS IN THIS MEMORANDUM WERE NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING ANY FEDERAL TAX PENALTIES. BECAUSE THE STATEMENTS IN THIS MEMORANDUM COULD BE VIEWED AS A "MARKETED OPINION" UNDER THE "CIRCULAR 230" RULES SET FORTH IN APPLICABLE TREASURY REGULATIONS. PROSPECTIVE INVESTORS ARE HEREBY INFORMED THAT SUCH STATEMENTS WERE WRITTEN TO SUPPORT THE "PROMOTION OR MARKETING" OF THE COMPANY AND THE ARRANGEMENTS DESCRIBED IN THIS MEMORANDUM. EACH PROSPECTIVE INVESTOR IN THE COMPANY SHOULD SEEK ADVICE FROM THAT PERSON'S INDEPENDENT TAX ADVISERS REGARDING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY BASED ON THAT PERSON'S PARTICULAR CIRCUMSTANCES.

General

The following is a summary of certain U.S. Federal income tax considerations relating to an investment in the Company and does not purport to address all of the tax consequences that may be applicable to a particular investor. It is based upon the Code, the regulations promulgated thereunder (the "***Treasury Regulations***"), and court decisions and published rulings of the IRS, all as in effect as of the date of this Memorandum. The Company will not request any rulings from the IRS or any other Federal, state or local agency with respect to the tax consequences described below or on any other issues, nor will it obtain an opinion of counsel. The IRS or a court might reach a contrary conclusion with respect to the issues addressed herein if the matter were contested.   In addition, future legislative or administrative changes or court decisions may significantly change the conclusions expressed herein and any such changes or decisions may have a retroactive effect with respect to the transactions contemplated herein.

In addition, this summary does not discuss all of the tax consequences that may be relevant to a particular investor or to certain investors subject to special treatment under the Federal income tax laws, such as tax-exempt organizations, insurance companies or ERISA plans.

U.S. Taxation of Company Operations

Classification of the Company: Under current law, the Company expects to be classified as a partnership for Federal income tax purposes. However, the Company could fail to qualify as a partnership for Federal income tax purposes in future years as a result of a variety of developments including, without limitation: (i) modifications of the law governing the classification of entities as partnerships; and (ii) characterization of the Company as a "publicly traded partnership."   A publicly traded partnership is any partnership, the interests of which are traded on an established securities market or which are readily tradable on a secondary market (or the substantial equivalent thereof). Classification as a publicly traded partnership could result in the Company being treated as a corporation subject to an entity-level Federal income tax.

Treasury Regulations pertaining to publicly traded partnerships provide certain safe harbors under which interests in a partnership will not be considered readily tradable on a secondary market (or the substantial equivalent thereof). The Company does not expect to satisfy any of these safe harbors. Nevertheless, the Company believes that it will not be classified as a publicly traded partnership under the general definition described above. The Membership Interests will not be traded on an established securities market. Moreover, the LLC Agreement provides that, except in limited circumstances, the Membership Interests may not be transferred except with the prior written consent of the Managing Member, which consent may be withheld in the Managing Member's sole discretion. These substantial restrictions on transfer should prevent the Membership Interests from being considered to be readily tradable on a secondary market or the equivalent thereof. Accordingly, the Company believes it will not meet the definition of a publicly traded partnership. Finally, Section 7704 of the Code provides that even a publicly traded partnership will not be treated as a corporation for Federal income tax purposes for any taxable year in which 90% or more of the gross income of the partnership is "qualifying income." Qualifying income includes, among other items, income from interest, dividends, rents from real property, and gain from sales or other dispositions of real property. The Company may also satisfy this test in certain years.

Treatment of the Company as an association taxable as a corporation would substantially reduce the anticipated benefits of an investment in the Company. If the Company were determined to be taxable as a corporation, it would be taxable on its earnings at corporate income tax rates and any distributions to the Members would be taxable as dividends to the Members to the extent of the earnings and profits of the Company. Prospective Investors are advised to consult with their own tax counsel regarding the likelihood and effect of the imposition of a corporate level tax on the Company's income in light of their particular tax circumstances.

The remainder of this discussion assumes that the Company will be treated as a partnership for Federal income tax purposes.

Taxation of Company Income in General: The Company itself will not be subject to U.S. Federal income tax. Instead, each Member is generally required to file a U.S. Federal income tax return, that will consider its allocable share of the Company's income, gains, losses, deductions and credits for purposes of computing its liability, if any, for U.S. Federal income taxes on its own U.S. Federal income tax return.

Taxation of U.S. Members in General: Each item of the Company's income, gain, deduction, or loss allocated to a Member will have the same character to a Member (either capital or ordinary) and will generally have the same source (either U.S. or foreign) as though the Member realized the item directly. Members must report these items regardless of the extent to which, or whether, they receive cash distributions from the Company for such taxable year and thus may incur income tax liabilities unrelated to and in excess of any distributions received from the Company. A distribution of cash to a Member generally will be taxable only to the extent that it exceeds the Member's basis in his, her or its Membership Interests. The amount of a current cash distribution that is in excess of basis generally is taxable as capital gain.

The Company may derive taxable income from an investment that is not matched by a corresponding receipt of cash. This could occur, for example, if the Company used cash to reduce debt instead of distributing profits to its Members. Accordingly, it is possible that a Member's U.S. federal income tax liability with respect to its allocable share of the earnings of the Company in a particular taxable year could exceed the cash distributions to the Member for the year, thus giving rise to an out-of-pocket payment by the Member.

Prospective investors are urged to review the LLC Agreement for a more complete description of the manner in which the Company will allocate its income, gain and losses for book and federal income tax purposes.

The IRS could disagree with the Company's methods of allocating income, gain and losses for federal income tax purposes, which could cause Members to recognize more or less income, gain or loss than originally allocated to them for federal income tax purposes.

Under Section 704(b) of the Code, a Member's allocable share of Company items of income, gain, loss, deduction or credit will be governed by the LLC Agreement if such allocations have "substantial economic effect" (within the meaning of the Code and Treasury Regulations) or are determined to be in accordance with such Member's "interest" in the Company. The Manager believes that the allocations of partnership tax items among the Members will be upheld under the provisions of the Code and Treasury Regulations dealing with tax allocations by partnerships. However, if the allocations that are made pursuant to the LLC Agreement with respect to a particular item were successfully challenged by the IRS, then that item could be allocated, for tax purposes, in a different manner. In some circumstances, this could result in a Member recognizing a greater or smaller amount of loss, deduction, gain or income than such Member would have recognized under the allocation made by the Company, or in such Member recognizing an amount of loss, deduction, gain or income at a different time than such Member would have recognized such amount under the allocation made by the Company.

Basis in Membership Interests: In general, a Member's tax basis for his, her or its Membership Interests includes the amount of money or the tax basis of property (less related liabilities) he, she or it has actually contributed to the Company, his, her or its share of Company liabilities as to which no Member has personal liability (nonrecourse liabilities) to the extent that such liabilities do not exceed the fair market value of the properties subject to such liabilities, and his, her or its share of other Company liabilities to the extent the Member bears the economic risk of loss with respect to such liability. A Member's tax basis in his, her or its Membership Interests is increased by his, her or its allocable share of any

Company taxable income or gain and is decreased (but not below zero) by cash or property distributions from the Company and by his, her or its allocable share of Company losses.

Limitations on Deductions

General: The Code provides several limitations on a Member's ability to deduct the Company's losses and deductions. The extent to which any such limitations will be applicable to a Member depends upon the exact nature of the future operations of the Company and the Underlying Entities as well as the individual tax position of each Member. If and to the extent applicable, the effect of such limitations could be to cause a Member to realize "phantom income" from the Company. Limitations on deductions are discussed in more detail below.

Deduction of Company Investment Expenses by Non-Corporate Members: Investment expenses (*e.g.*, investment advisory fees) of an individual, trust or estate are deductible only to the extent they exceed two percent (2%) of the taxpayer's adjusted gross income. For tax years beginning after December 31, 2017, and before January 1, 2026, tax law suspends the deduction for all miscellaneous itemized deductions that were required to exceed two percent (2%) of the taxpayer's adjusted gross income. The Code further restricts the ability of an individual with an adjusted gross income in excess of a specified amount to deduct such investment expenses. Under such provision, there is a limitation on the deductibility of investment expenses in excess of two percent (2%) of adjusted gross income to the extent such excess expenses (along with certain other itemized deductions) exceed the lesser of (i) three percent (3%) of the excess of the individual's adjusted gross income over the specified amount or (ii) eighty percent (80%) of the amount of certain itemized deductions otherwise allowable for the taxable year. For tax years beginning after December 31, 2017, and before January 1, 2026, tax law suspends the law restricting the ability of an individual with an adjusted gross income in excess of a specified amount to deduct such investment expenses. Moreover, such investment expenses are miscellaneous itemized deductions that are not deductible by a non-corporate taxpayer in calculating its alternative minimum tax liability.

It is possible that some of the Company's operations will constitute investment activities, and some will be considered trade or business activities. If the Company is not considered to be engaged in a trade or business, then all the Company's expenses will constitute investment expenses rather than trade or business expenses. In that event, the foregoing limitations on deductibility will apply to a non-corporate Member's share of such expenses, including the asset management fees. The consequences of these limitations will vary depending upon the particular tax situation of each taxpayer. Accordingly, non-corporate Members should consult their tax advisers with respect to the application of these limitations. The limitation on deducting management fees does not apply to investors which are taxable corporations. If the Company is engaged in a trade or business, the limitation on deduction of such expenses will not apply.

Limitation on the Deduction of Net Business Interest Expense: Section 163(j) disallows a deduction for net business interest expense of any taxpayer in excess of thirty percent (30%) of a business's adjusted taxable income. The provision does not apply to investment interest within the meaning of Section 163(d). Certain businesses, such as real estate businesses, may elect for the interest expense limitation not to apply. Businesses making such election are required to use the alternative depreciation system (ADS) to depreciate certain property. Special rules allow a partnership's unused interest limitation for the year to be used by its partners. Interest disallowed at the partnership level may be passed through to the partners and deducted in later taxable years with respect to which the partners are allocated excess taxable income from the partnership. The partner's tax basis in his, her or its partnership interest is adjusted for disallowed interest.

Basis Limitations: A Member may not deduct its allocable share of the Company's losses to the extent that such losses exceed the Member's basis in his, her or its Membership Interests. Such disallowed losses are suspended until the Member's basis is increased in subsequent years or upon full disposition of his, her or its Membership Interests.

At-Risk Rules: The amount of the losses which a Member who is an individual or a closely-held C corporation may deduct is limited to the amount with respect to which the Member is "at-risk" at the end of the taxable year. A Member will generally be "at-risk" for the amount of cash and the adjusted basis of any real estate the Member has actually contributed to the Company, plus the amount of the Company's liabilities, if any, with respect to which the Member is personally liable (but not including a guarantee of such liabilities) or with respect to which the Member has pledged property other than real estate used in such activity, as security for such borrowed amount (but only to the extent of the fair market value of the taxpayer's interest in such property). Each investment of the Company will be treated as a separate activity to which the at-risk rules apply. Although nonrecourse obligations generally do not give rise to an "at-risk" amount, a Member's share of "qualified nonrecourse financing" secured by real property is treated as an amount at-risk.

Passive Activity Losses: Under Section 469 of the Code, losses from passive activities generally may be used only to offset income attributable to passive activities. Disallowed losses are suspended and carried over indefinitely as passive activity losses in each succeeding taxable year. Any suspended losses (after offsetting any gain on the sale of the property which generated the losses) are allowed in full against other income (including salary and portfolio income) when the entire interest in the passive activity is sold to an unrelated person or otherwise completely terminated in a taxable transaction. The passive activity rules apply to individuals (including partners, members of limited liability companies and S corporation shareholders), estates, trusts, personal service corporations and closely-held C corporations (corporations that are not S corporations and with respect to which more than 50% of the stock is owned by five or fewer individuals) except that closely-held C corporations, other than personal service corporations, may offset passive activity losses against their active business income (but not portfolio income) without limitation.

For Federal income tax purposes, passive activities include any activity in which a taxpayer does not materially participate and any rental real estate activity. Accordingly, the Members' shares of Company income or losses generally may be treated as passive for

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purposes of these rules. As a result, a Member's use of tax losses attributable to an investment in the Company generally may be limited by the amount of such Member's passive activity income and will not be available to offset other types of income, including salary, active business income and portfolio income.

Allocation of Profits and Losses

Generally, the Members' distributive shares of Company income, gain, loss, deduction or credit for U.S. Federal income tax purposes will be determined in accordance with the provisions of the LLC Agreement if those provisions either have substantial economic effect (as determined under Treasury Regulations) or are in accordance with the Members' interests in the Company.

The Company believes that the allocations set forth in the LLC Agreement should be respected for U.S. Federal income tax purposes. However, if it were determined that the allocations provided in the LLC Agreement with respect to a particular item did not have substantial economic effect, each Member's allocable share of such item would be determined in accordance with that Member's interest in the Company, considering all the facts and circumstances. In some instances, this could result in such Member recognizing a greater or smaller amount of loss, deduction, gain or income than it would have recognized pursuant to the terms of the LLC Agreement or in such Member recognizing an amount of loss, deduction, gain or income at a different time than pursuant to the terms of the LLC Agreement.

Tax Rates. Currently, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 37% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than twelve months) of individuals is 20%. Currently, the U.S. federal income tax rate applicable to the income of corporations is 21%. Such rates are subject to change by new legislation at any time.

In addition, Members who are certain U.S. individuals, estates, or trusts, may be subject to an additional 3.8% Medicare tax on their "net investment income" to the extent that their net investment income, when added to their other modified adjusted gross income, exceeds certain thresholds. Among other items, "net investment income" generally includes gross income from interest and dividends and net gain attributable to the disposition of certain property, less certain deductions. It is expected that all or substantially all of the Company's income, and any gain on the sale of an Interest, will constitute net investment income. The 3.8% Medicare tax is determined in a different manner than the regular income tax. Prospective investors should consult their own tax advisors with respect to the application of the 3.8% Medicare tax to their income and gains, if any, with respect to their Membership Interest in the Company.

For taxable years beginning after December 31, 2017, and ending on or before December 31, 2025, a non-corporate taxpayer is generally entitled to a deduction equal to 20% of its "qualified business income," subject to certain limitations. For purposes of this

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deduction, a partner's "qualified business income" attributable to a partnership is equal to the net amount of such partner's allocable share of the Company's items of income, gain, loss, deduction and credit attributable to a "qualified trade or business," but excluding (a) certain items related to the Company's investment activities, including capital gains and dividends (except qualified REIT dividends), or (b) any guaranteed payments or other payments for services made to the partner by the Company. A "qualified trade or business" is any trade or business other than a "specified service trade or business," which includes any business that involves the performance of services that consist of investment and investment managing, trading, or dealing in securities, partnership Membership Interest, or commodities. Generally, the 20% deduction is limited to the greater of (a) 50% of the partner's allocable share of the Company's wages paid pursuant to the Service's Form W-2 or (b) the sum of 25% of the wages paid by the Company plus 2.5% of the unadjusted basis of the Company's qualified property. Neither the immediately preceding limitation nor the "specified service trade or business" limitation applies if the taxpayer's adjusted gross income is less than $157,000 or $315,000 for taxpayers filing a joint return. Generally, the Company's "qualified property" means its tangible property subject to depreciation. Absent an exercise of a warrant in a Partnership or a direct investment in real estate, it is not anticipated that the Company will have any material amount of wages or qualified property to allocate to the Members. As such, the 20% deduction could be reduced or eliminated for those Members with adjusted gross income above the thresholds described above. Additionally, if the Company is deemed to be engaged in a "specified service trade or business" that involves the performance of investment services, the 20% deduction may be eliminated above the gross income thresholds. Prospective Members should consult their tax advisors regarding the application of this deduction and its interaction with the overall deduction for qualified business income.

Tax Exempt Investors. An investment in the Company may generate unrelated business taxable income ("UBTI") for U.S. federal income tax purposes (and may have other adverse tax consequences) for pension funds, Keogh plans, individual retirement accounts, tax-exempt institutions and other tax-exempt investors. UBTI is defined generally as gross income from any unrelated trade or business, less the allowable deductions that are directly related to the carrying on of the trade or business, with certain statutory modifications. For purposes of calculating UBTI, a partner in a partnership is considered to be engaged in the trade or business of the partnership. Thus, a Member will be considered to be engaged in the business of the Company for UBTI purposes.

As discussed above, a Member will include in income its distributive share of items of Company income and losses. A Member that is a tax-exempt entity or plan must categorize those items under the rules of Section 512 of the Code to determine whether they must be included in computing UBTI. Items of gross income that are generally excluded from UBTI include dividends, interest, and gains or losses from the sale of property held for investment. Items of Company income that would otherwise be excluded from UBTI, however, will generate UBTI if the income-producing property is considered "debt-financed property" within the meaning of Section 514 of the Code. Thus, it is possible that some of the investments held by the Company will constitute debt-financed property and will generate UBTI to an investor that is a tax-exempt entity or qualified plan. In addition, if an investor

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that is a tax-exempt entity or qualified plan borrows money to acquire its Member Membership Interest, those Member Membership Interest should be treated as debt-financed property. A charitable remainder trust under Section 664 of the Code that has any UBTI for a taxable year is subject to an excise tax equal to the full amount of its UBTI.

The foregoing is intended only as a general discussion of UBTI. The UBTI rules are complex, and their application depends in large part on the particular circumstances of each tax-exempt entity or qualified plan that invests in the Company. Accordingly, such prospective investors are urged to consult their tax advisors concerning possible federal, state, local and non-U.S. tax consequences from an investment in the Company.

Distributions. Although a Member generally will not recognize gain or loss on Company distributions, a Member will recognize gain (but not loss) on a distribution of cash, or in certain circumstances marketable securities (including any constructive distribution of money resulting from a reduction in such Member's share of the indebtedness of the Company), to the extent such distribution exceeds such Member's adjusted tax basis in its Membership Interest. However, a withdrawing Member will recognize ordinary income to the extent such Member's allocable share of certain Company assets ("Section 751 Property") exceeds such Member's basis in such Section 751 Property (as determined pursuant to the Treasury Regulations). A loss, if any, would be recognized by a Member only upon a distribution in liquidation of such Member's Membership Interests. Certain special rules would apply if the Company were to distribute property, other than marketable securities, rather than cash. The Company does not intend to make in-kind distributions of property.

Sale of Interest. In the event a Member sells or exchanges a Membership Interest, items of income, gain, loss and deduction allocable to that Membership Interest for the taxable year in which the sale occurs must be allocated between the Member and the transferee.

A Member will recognize gain or loss on the sale of a Membership Interest in an amount equal to the difference between the amount realized on the sale and such Member's adjusted tax basis in such Membership Interest. Such gain or loss generally will be treated as a capital gain or loss, if the Member is holding the Membership Interest as a capital asset. A Member will recognize ordinary income on the sale of a Membership Interest to the extent a portion of the amount realized is attributable to Section 751 Property. The income or loss realized by a Member attributable to Section 751 Property is the amount of income or loss from Section 751 Property that would have been allocated to the Member (to the extent attributable to the Membership Interest sold) if the Company had sold all of its property in a fully taxable transaction for cash in an amount equal to the fair market value of such property prior to the Member's transfer of such Member's Membership Interest. A Member will be required to recognize the full amount of any such ordinary income even if that amount exceeds the overall gain on the sale and even if such Member recognizes an overall loss on the sale. Capital losses generally cannot be used to offset ordinary income.

Tax Elections; Returns; Tax Audits

754 Election: The Code provides for optional adjustments to the basis of Company property upon distributions of Company property to a Member and transfers of Company interests (including by reason of death) provided that an LLC election has been made pursuant to Section 754. Under the LLC Agreement, the Managing Member, in its sole discretion, may cause the Company to make such an election. Any such election, once made, cannot be revoked without the Service's consent. As a result of the complexity and added expense of the tax accounting required to implement such an election, the Managing Member presently does not intend to make such an election.

Mandatory Basis Adjustment for Built-In Loss: Pursuant to Section 743(a) of the Code, the basis of Company assets is required to be adjusted if there is a transfer of an interest in the Company by sale or exchange or on the death of a Member, if the Company has a substantial built-in loss (*i.e.*, the tax basis in the Company's assets exceeds the fair market value of its property by more than $250,000). The same Code Section also requires the basis of Company assets to be adjusted in the event of a distribution of property to a Member when the sum of the loss recognized to the distributee Member plus the excess of the basis of the distributed property in the hands of the distribute Member over the basis of the property to the Company immediately prior to the distribution, exceeds $250,000. A substantial built-in loss also exists if the transferee would be allocated a net loss in excess of $250,000 upon a hypothetical sale of all the of the Company's assets in a fully taxable transaction for cash equal to the assets' fair market value, immediately after the transfer of the partnership interest.

Tax Returns and Reporting: The Managing Member decides how to report the Company items on the Company's tax returns, and all Members are required under the Code to treat the items consistently on their own returns, unless they file a statement with the Service disclosing the inconsistency. In the event the income tax returns of the Company are audited by the Service, the tax treatment of the Company's income and deductions generally will be determined at the Company level in a single proceeding rather than by individual audits of the Members. As discussed below, the Managing Member, designated by the LLC Agreement as the "***Tax Representative***," has considerable authority to make decisions affecting the tax treatment and procedural rights of all Members.

Under the Bipartisan Budget Act of 2015 partnership audit rules, adjustment of all items of income, gain, loss, deduction, or credit must be taken at the Company level, with the Company liable for any resulting underpayment of tax. The Tax Representative deals with the IRS on all audit matters. The Tax Representative can bind the Company and its Members in dealings with the IRS. The Tax Representative also has the right under the LLC Agreement to minimize the burden imposed on the Company under these new audit rules in any permissible way, including seeking to "push-out" any possible obligation to pay the IRS from the Company to its Members.

Tax Consequences of Liquidating Distributions of Membership Interests

Liquidating Distributions: Except as provided herein, a distribution of cash to a Member in liquidation of all of his, her or its Membership Interest (a "liquidating

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distribution") generally will be taxable only to the extent that it exceeds the Member's basis in his, her or its Membership Interest. A Member may, however, recognize a loss in connection with a liquidating distribution that includes only cash, unrealized receivables, or inventory to the extent the Member's basis in the Membership Interests exceeds the amount of cash received (including the Member's share of Company liabilities) together with the bases of the distributed properties. Losses realized upon a liquidating distribution including a capital asset generally will result in an increase in the basis of the capital asset rather than in the current recognition of the loss.

State and Local Taxes

In addition to the U.S. Federal income tax aspects described above, prospective investors should consider the potential U.S. state and local tax consequences of an investment in the Company. Activities of the Company may cause Members to become subject to the tax regimes of various states and localities and may increase the tax liabilities of Members in states or localities where they are presently subject to taxation. As a result, Members may be subject to tax return filing requirements in these states and localities. Prospective investors are urged to consult their own tax advisers to determine whether the tax treatment of an investment in the Company under state and local law varies significantly from treatment under U.S. Federal income tax law and to determine in what state and local jurisdictions a tax return may be required and/or where a tax liability may be imposed. If the Company is required to withhold and remit any Federal, state, foreign or local income taxes levied on all or part of any distributions to a Member or a Member's allocable share of net income and gains, such withholding shall be treated as a distribution to the Member for whom such withholding is made or the Company shall proportionately reduce the amount of distributions to be paid directly to such Member, as applicable. If the Company lacks sufficient funds to make distributions in an aggregate amount that would allow for any such withholding, the Member, as applicable, for whom such withholding is to be made, shall pay to the Company cash or immediately available funds in the amount needed by the Company considering said distributions to satisfy such withholding liability. Should a Member, as applicable, fail to timely make any such payment, such Member, as applicable, shall be in default and shall indemnify and hold the Company and the other Members harmless for any costs, penalties, payments or damages incurred by the Company or the other Members as a result of such failure, and such Member, as applicable, shall pay to the Company interest in respect of any disbursements by the Company as a result of such Member, as applicable, failing to timely make the payments required at the highest rate of interest allowed by applicable law. The Company shall have the authority to apply any distributions to which such defaulting Member, as applicable, would otherwise be entitled towards the satisfaction of the liabilities to the Company incurred by such Member, as applicable. Payments made by any Member, as applicable, pursuant to this paragraph shall not be considered Capital Contributions and shall not increase the Capital Account of the Member making such payment.

Tax Shelter Registration

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Partnerships satisfying the definition of a "tax shelter" are required to register with the IRS. The Company does not believe it is a tax shelter. If, however, the Company and/or one or more Underlying Entities does register as a tax shelter with the IRS (a "***Registering Entity***"), each Member with a direct or indirect interest in the Registering Entity will be furnished with the tax shelter registration number of such entity when it is prepared or received by the Company. A Member that claims or reports any deduction, loss, credit, income or other tax benefit by reason of its indirect investment in a Registering Entity will be required to report that registration number to the IRS on Form 8271. The Form 8271 must be attached to the Member's tax return on which any item attributable to the Registering Entity is reported. Issuance of a registration number does not indicate that the investment or claimed tax items have been reviewed, examined, or approved by the IRS. If a Member Transfers its interest in the Company, the Member will be required to furnish the transferee with the tax shelter registration numbers for any Registering Entity it has received to which the transferred interest relates. Failure to do so will result in a penalty of $100 being imposed on the transferor. In addition, recently issued Treasury Regulations (the "***Tax Shelter Regulations***") intended to address retain information relating to the transaction. Organizers and sellers of reportable transactions are required to maintain lists as well as detailed information regarding the transactions. A transaction may be a "reportable transaction" based upon any of several indicia, including the existence of confidentiality agreements, recognition of investment or other losses, or significant book-tax differences, one or more of which may be present with respect to or in connection with an investment in the Company, as applicable. Prospective Investors should consult their tax advisers concerning the tax shelter and reporting rules, including any possible disclosure obligation with respect to their investment in the Company.

ERISA CONSIDERATIONS

THE FOLLOWING IS A SUMMARY OF CERTAIN ASPECTS OF ERISA, THE CODE, JUDICIAL DECISIONS, U.S. DEPARTMENT OF LABOR (THE "***DOL***") REGULATIONS AND RULINGS, AND OTHER GUIDANCE IN EXISTENCE ON THE DATE HEREOF, ALL OF WHICH ARE SUBJECT TO CHANGE. THIS SUMMARY IS GENERAL IN NATURE AND DOES NOT ADDRESS EVERY ISSUE THAT MAY BE APPLICABLE TO THE LLC OR A PARTICULAR PERSON THAT BECOMES OR IS CONSIDERING BECOMING A MEMBER. ACCORDINGLY, EACH PROSPECTIVE INVESTOR THAT IS A BENEFIT PLAN OR ARRANGEMENT (INCLUDING INDIVIDUAL RETIREMENT ACCOUNTS AND INDIVIDUAL RETIREMENT ANNUITIES ("***IRAs***")) SUBJECT TO ERISA AND/OR SECTION 4975 OF THE CODE SHOULD CONSULT WITH ITS OWN COUNSEL IN ORDER TO UNDERSTAND THE ERISA AND/OR CODE ISSUES AFFECTING THE LLC AND THE MEMBERS.

The following is a summary discussion of certain considerations associated with an investment in the Company by a pension, profit-sharing or other employee benefit plan subject to Title I of ERISA, or by a plan or arrangement subject to Section 4975 of the Code, including, without limitation, tax-qualified retirement plans described in Section 401(a) of the Code, tax-sheltered annuity plans described in Section 403(b) of the Code and IRAs described in Section 408 of the Code. Each such "employee benefit plan" under ERISA and each such plan or arrangement under Section 4975 is hereinafter referred to as a "Plan". Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA) and certain church plans (as defined in Section 3(33) of ERISA) are not subject to ERISA or to Section 4975 of the Code but may be subject to other laws and regulations that impose restrictions on their investments.

This discussion is necessarily general and does not address all aspects of issues that may arise under ERISA or the Code. No assurance can be given that future legislation, administrative rulings, court decisions or regulatory action will not modify the conclusions set forth in this discussion.

ERISA imposes certain duties on persons who are fiduciaries of an employee benefit plan. Under ERISA and Section 4975 of the Code, any person who exercises any discretionary authority or control over the administration of a Plan or the management or disposition of the assets of a Plan (including entities whose underlying assets include "plan assets" under the Plan Asset Regulations, as defined below), or who renders investment advice to a Plan for a fee or other compensation, is generally considered to be a fiduciary of the Plan.

Before purchasing Membership Interests with the assets of a Plan, a fiduciary of any Plan subject to ERISA should consider, particularly in light of the risks and lack of liquidity inherent in an investment in the Company, (i) whether an investment in the Company satisfies the prudence, diversification and liquidity requirements of ERISA; (ii) whether the investment is in accordance with the Plan's investment policies and governing document, and (iii) whether the Company will hold plan assets subject to ERISA and/or Section 4975 of the Code pursuant to the Plan Asset Regulations (as defined below). A fiduciary of any Plan should also consider whether the purchase or ownership of Membership Interests would constitute or give rise to a prohibited transaction under ERISA or the Code, as discussed below. A fiduciary of a Plan which is subject to ERISA can be personally liable for losses incurred by a Plan resulting from a breach of fiduciary duties.

Certain provisions of ERISA and Section 4975 of the Code prohibit specific transactions involving the assets of a Plan and persons who have certain specified relationships to the Plan ("parties in interest" under ERISA and "disqualified persons" under Section 4975 of the Code). Any party in interest (including a fiduciary) that has engaged in a non-exempt prohibited transaction would generally be required to (i) restore to the Plan any profit realized on the transaction, and (ii) reimburse the Plan for any losses suffered by the Plan as a result of such transaction. The disqualified person would also be required to pay an excise tax equal to fifteen percent (15%) of the amount involved in the prohibited transaction for each year, and could be required to pay an excise tax equal to one hundred percent (100%) of the amount involved if the transaction is not corrected within a certain time period.

The Managing Member or another entity involved in this Offering of Membership Interests, or their respective affiliates, may be a fiduciary, a "party in interest" or a "disqualified

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person" with respect to Plans that purchase, or whose assets are used to purchase Membership Interests. Absent an available prohibited transaction exemption, the fiduciaries of a Plan should not purchase Membership Interests with the assets of any Plan if the Managing Member or any affiliate thereof is a fiduciary with respect to such assets of the Plan. Plan fiduciaries should consult their own legal advisers as to whether such purchases could result in liability under ERISA and/or the Code.

Prospective Plan investors should also consider whether an investment in the Membership Interests will cause the underlying assets of the Company to be deemed "plan assets" with respect to the Plan. If the underlying assets of the Company or the underlying assets of any entities owned in whole or in part by the Company were deemed to be "plan assets" of Plans subject to ERISA and Section 4975 of the Code (i) the prudence and other fiduciary standards of ERISA would apply to investments made by such entities, (ii) certain transactions that such entity might enter into in the ordinary course of business and operation might constitute "prohibited transactions" under ERISA and the Code, and (iii) it is not clear that Section 403(a) of ERISA, which generally requires that all assets of an ERISA Plan be held in trust and limits delegation of investment management responsibilities by fiduciaries of ERISA Plans, would be satisfied.

ERISA and the Code do not explicitly define "plan assets." However, regulations (the "***Plan Asset Regulations***") promulgated by the DOL generally provide that when a Plan subject to Title I of ERISA or Section 4975 of the Code acquires an equity interest in an entity that is neither a "publicly-offered security" nor a security issued by an investment company registered under the Investment Company Act, the Plan's assets include both the equity interest and an undivided interest in each of the underlying assets of the entity. Exceptions to this "look-through" rule apply if (i) equity participation in the entity by "benefit plan investors" is not "significant," or (ii) the entity is an "operating company," in each case as defined in the Plan Asset Regulations. Under the Plan Asset Regulations, equity participation in an entity is, generally, not "significant" if less than twenty-five percent (25%) of the value of each class of equity interests in the entity is held by benefit plan investors, disregarding equity interests held by persons with discretionary authority or control over the assets of the entity or who provide investment advice for a fee (direct or indirect) with respect to such assets, and any affiliates thereof. For purposes of this twenty-five percent (25%) test, "benefit plan investors" are generally deemed to include all Plans subject to ERISA and/or the Code, other employee benefit plans not subject to ERISA (e.g., governmental plan, foreign employee benefit plan and certain church plans) and other entities whose assets are considered "plan assets" under ERISA and the Plan Asset Regulations. The Plan Asset Regulations define an "operating company" as "an entity that is primarily engaged, directly or through a majority owned subsidiary or subsidiaries, in the production or sale of a product or service other than the investment of capital." The term "operating company" also includes an entity that is a "venture capital operating company" ("***VCOC***") or a "real estate operating company" ("***REOC***").

Generally, an entity will be considered a VCOC if, on its "initial valuation date" (as defined in the Plan Asset Regulations) and during prescribed annual testing periods thereafter, at least fifty percent (50%) of its assets (other than short-term investments pending long-term

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commitment), valued at cost (i) are invested in operating companies (other than VCOCs) as to which the entity has or obtains "management rights," or (ii) are derivative investments (i.e., venture capital investments that have ceased to be such by reason of public offering or exchanges of the entity's securities), and the entity, in the ordinary course of business, actually exercises such "management rights" during each annual period with respect to one or more of the operating companies in which it invests. The Plan Asset Regulations define "management rights" as direct contractual rights between an investor and the operating company in which the investor has invested to participate substantially in, or to influence substantially the conduct of, the management of the operating company. The Plan Asset Regulations do not provide specific guidance regarding what rights will qualify as management rights, and the DOL has taken the position that such determination can only be made in light of the surrounding facts and circumstances of each particular case.

Generally, an entity will be considered an REOC if, during the same testing periods as apply to VCOCs, at least 50% of its assets (other than short-term investments pending long-term commitment), valued at cost are invested in real estate which is managed or developed and with respect to which such entity has the right to substantially participate directly in the management or development activities, and the entity, in the ordinary course of its business, is engaged in real estate development or management activities during each annual period.

To prevent the underlying investments of the Company (whether owned directly by the Company or by one or more entities owned in whole or in part by the Company) from being deemed "plan assets," the Managing Member will use commercially reasonable efforts to operate the Company so that, in the event benefit plan investors own twenty-five percent (25%) or more of the value of one or more classes of equity interests in the Company or in any LLC entity, the Company qualifies as either a VCOC or REOC and, if applicable, the LLC qualifies as an REOC, under the Plan Asset Regulations. Because the determination of whether an organization is a VCOC or an REOC is inherently factual, there can be no assurance that the Company will qualify as a VCOC or REOC, or that an LLC entity will qualify as an REOC, under the Plan Asset Regulations. Further, the Managing Member reserves the right to prohibit or limit ownership interest to benefit plan investors so that benefit plan investors are deemed to own less than twenty-five percent (25%) of the value or one or more classes of equity interests in the Company or in any LLC entity.

Plan fiduciaries that decide to invest in the Company or in an LLC entity could, under certain circumstances, be liable for prohibited transactions or other violations as a result of their investment or as co-fiduciaries for actions taken by or on behalf of the Company or the Company entity. With respect to an IRA that invests in the Company or an LLC entity, the occurrence of a prohibited transaction involving the individual who established the IRA, or his or her beneficiaries, could cause the IRA to lose its tax-exempt status, and/imposition of excise taxes or penalties by the IRS.

Each Plan fiduciary should consult its own legal adviser regarding the considerations discussed above before purchasing Membership Interests.

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<u>Exhibits</u>

Exhibit A- Convertible Promissory Note

Exhibit B - Articles of Organization

Exhibit C - Operating Agreement

Exhibit D –Reviewed Financials

Exhibit E – Testing the Waters Materials

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Exhibit A

Convertible Promissory Note

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**ACT**"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR UPON RECEIPT BY THE COMPANY OF AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER THE ACT.

CONVERTIBLE PROMISSORY NOTE

Date of Issuance

$[PRINCIPAL AMOUNT] **[Date]**

FOR VALUE RECEIVED, SOS e Charging LLC, a South Carolina limited liability company (the "**Company**"), hereby promises to pay to the order of {NAME} (the "**Holder**"), the principal sum of US{PRINCIPAL AMOUNT} (the "**Principal Amount**"), together with interest thereon from the date of issuance of this convertible promissory note (this "**Note**"). Interest will accrue at a simple rate of eight percent (8%) per annum. Unless earlier converted into Conversion Units (as defined below), the principal and accrued interest of this Note will be due and payable by the Company at any time on or after will mature four (4) years from the date of issuance by the Company (the "**Maturity Date**") at the Company's election or upon demand by the Holder [Holder/holders (the "**Requisite Noteholders**") of a majority-in-interest of the aggregate principal amount of the Series 1 Notes (as defined below)].

This Note is one of a series (the "**Series**") of convertible promissory notes (collectively, the "**Series 1 Notes**") issued by the Company to investors with identical terms and on the same form as set forth herein (except that the holder, principal amount and date of issuance may differ in each Note).

Capitalized terms not otherwise defined in this Note will have the meanings set forth in Section 4.1

1. Payment. All payments will be made in lawful money of the United States of America at the principal office of the Company, or at such other place as the Holder may from time to time designate in writing to the Company. Payment will be credited first to accrued interest due and payable, with any remainder applied to principal. Prepayment of principal, together with accrued interest, may not be made without the written consent of the Holder/Requisite Holders, except in the event of a Sale of the Company (as set forth in Section 4.3).

2. Security. This Note is a general unsecured obligation of the Company.

3. Priority. This Note is subordinated in right of payment to all current and future indebtedness of the Company for borrowed money (whether or not such indebtedness is secured) to banks, commercial finance lenders or other institutions regularly engaged in the business of lending money (the "**Senior Debt**"). The Company hereby agrees, and by accepting this Note, the Holder hereby acknowledges and agrees, that so long as any Senior Debt is outstanding, upon notice from the holders of such Senior Debt (the "**Senior Creditors**") to the Company that an event of default, or any event which the giving of notice or the passage of time or both would constitute an event of default, has occurred under the terms of the

Senior Debt (a "**Default Notice**"), the Company will not make, and the Holder will not receive or retain, any payment under this Note. Nothing in this paragraph will preclude or prohibit the Holder from receiving and retaining any payment hereunder unless and until the Holder has received a Default Notice (which will be effective until waived in writing by the Senior Creditors) or from converting this Note or any amounts due hereunder into Equity Securities.

4.   Conversion. This Note will be convertible into Equity Securities pursuant to the following terms.

4.1   Definitions.

(a)   "**Common Units**" means the Company's Class C Membership Units or any other Membership Units other than Class A Membership Units or Class B Membership Units.

(b)   "**Conversion Units**" (for purposes of determining the type of Equity Securities issuable upon conversion of this Note) means:

(i)   with respect to a conversion pursuant to Section 4.2, shares of the Equity Securities issued in the Next Equity Financing;

(ii)   with respect to a conversion pursuant to Section 4.3, shares of Class C Membership Units; and

(iii)   with respect to a conversion pursuant to Section 4.4, shares of Class C Membership Units.

(c)   "**Conversion Price**" means:

(i)   with respect to a conversion pursuant to Section 4.2, the lesser of: (A) the product of (x) one hundred percent (100%) less the Discount and (y) the lowest per share purchase price of the Equity Securities issued in the Next Equity Financing; and (B) the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Next Equity Financing;

(ii)   with respect to a conversion pursuant to Section 4.43, the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Corporation Transactions; and

(iii)   with respect to a conversion pursuant to Section 4.4, the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to such conversion.

(d)   "**Sale of the Company**" means:

(i)   the closing of the sale, transfer or other disposition, in a single transaction or series of related transactions, of all or substantially all of the Company's assets or the exclusive license of all or substantially all of the Company's material intellectual property;

(ii)   the consummation of a merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of units

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of the Company immediately prior to such merger or consolidation continue to hold a majority of the outstanding voting equity of the Company or the surviving or acquiring entity immediately following the consummation of such transaction); or

(iii)   the closing of the transfer (whether by merger, consolidation or otherwise), in a single transaction or series of related transactions, to a "person" or "group" (within the meaning of Section 13(d) and Section 14(d) of the Exchange Act), of the Company's capital stock if, after such closing, such person or group would become the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than fifty percent (50%) of the outstanding voting securities of the Company (or the surviving or acquiring entity).

For the avoidance of doubt, a transaction will not constitute a "Sale of the Company" if its sole purpose is to change the state of the Company's formation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction. Notwithstanding the foregoing, the issuance of new Equity Securities in a bona fide financing transaction will not be deemed a "Sale of the Company."

(e)   "**Discount**" means twenty percent (20%) with respect to the initial $300,000 in subscriptions which are accepted by the Company and zero percent (0%) with respect to subscriptions accepted by the Company in excess of $300,000.

(f)   "**Equity Securities**" means (i) Common Units; (ii) any securities conferring the right to purchase Common Units; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) Common Units. Notwithstanding the foregoing, the following will not be considered "Equity Securities": (A) any security granted, issued or sold by the Company to any director, officer, employee, consultant or adviser of the Company for the primary purpose of soliciting or retaining their services; (B) any convertible promissory notes (including this Note) issued by the Company; and (C) any SAFEs that have been issued by the Company.

(g)   "**Exchange Act**" means the Securities Exchange Act of 1934, as amended.

(h)   "**Fully Diluted Capitalization**" means the number of issued and outstanding Company Membership Units, assuming (i) the conversion or exercise of all of the Company's outstanding convertible or exercisable securities, and all outstanding vested or unvested options or warrants to purchase any Company units; and (ii) solely for purposes of Section 4.1(c)(i) and 4(c)(iii), the issuance of all Company's Class B Units reserved and available for future issuance under any of the Company's existing equity incentive plans or any equity incentive plan created or expanded in connection with the Next Equity Financing. Notwithstanding the foregoing, "Fully Diluted Capitalization" excludes: (A) any convertible promissory notes (including this Note) issued by the Company; (B) any SAFEs issued by the Company; and (C) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

(i)   "**Next Equity Financing**" means the next sale (or series of related sales) by the Company of its Equity Securities following the date of issuance of this Note with the principal purpose of raising capital and from which the Company receives aggregate gross proceeds of not less than $1,000,000 (excluding, for the avoidance of doubt, the aggregate principal amount of this Note/the Series 1 Notes).

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(j)   "**SAFE**" means any simple agreement for future equity (or other similar agreement) that is issued by the Company for bona fide financing purposes and that may convert into the Company's capital stock in accordance with its terms.

(k)   "**Securities Act**" means the Securities Act of 1933, as amended.

(l)   "**Valuation Cap**" means $3,000,000 with respect to the initial $300,000 in subscriptions accepted by the Company and $4,500,000 for subscriptions accepted in excess of $300,000.

4.2   Next Equity Financing Conversion. The principal balance and unpaid accrued interest on this Note will automatically convert into Conversion Units upon the closing of the Next Equity Financing. The number of Conversion Units the Company issues upon such conversion will equal the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest under this Note on a date that is no more than five (5) days prior to the closing of the Next Equity Financing/the date of conversion by (y) the applicable Conversion Price. At least five (5) days prior to the closing of the Next Equity Financing, the Company will notify the Holder in writing of the terms of the Equity Securities that are expected to be issued in such financing. The issuance of Conversion Units pursuant to the conversion of this Note will be on, and subject to, the same terms and conditions applicable to the Equity Securities issued in the Next Equity Financing.

4.3   Sale of the Company Conversion. In the event of a Sale of the Company prior to the conversion of this Note pursuant to Section 4.2 or Section 4.4 or the repayment of this Note, the Holder may elect that either: (a) at the closing of such Sale of the Company, the Company will pay the Holder an amount equal to the sum of (x) all accrued and unpaid interest due on this Note and (y) the outstanding principal balance of this Note; or (b) this Note will convert immediately prior to the closing of such Sale of the Company (so that the Conversion Units can participate in the Sale of the Company), into that number of Conversion Units equal to the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest of this Note on a date that is no more than five (5) days prior to the closing of such Sale of the Company by (y) the applicable Conversion Price.

4.4   Maturity Conversion. At any time on or after the Maturity Date, at the election of the Holder/Requisite Noteholders, this Note will convert into that number of Conversion Units equal to the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest of this Note on the date of such conversion by (y) the applicable Conversion Price.

4.5   Mechanics of Conversion.

(a)   Financing Agreements. The Holder acknowledges that the conversion of this Note into Conversion Units pursuant to Section 4.2 may require the Holder's execution of certain agreements relating to the purchase and sale of the Conversion Units, as well as registration rights, rights of first refusal and co-sale, rights of first offer and voting rights, if any, relating to such securities (collectively, the "**Financing Agreements**"). The Holder agrees to execute all of the Financing Agreements in connection with a Next Equity Financing.

(b)   Certificates. As promptly as practicable after the conversion of this Note and the issuance of the Conversion Units, the Company (at its expense) will issue and deliver a

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certificate or certificates evidencing the Conversion Units (if certificated) to the Holder, or if the Conversion Units are not certificated, will deliver a true and correct copy of the Company's share register reflecting the Conversion Units held by the Holder. The Company will not be required to issue or deliver the Conversion Units until the Holder has surrendered this Note to the Company (or provided an instrument of cancellation or affidavit of loss). The conversion of this Note pursuant to Section 4.2 and Section 4.3 may be made contingent upon the closing of the Next Equity Financing and Sale of the Company, respectively.

5.   Representations and Warranties of the Company. In connection with the transactions contemplated by this Note, the Company hereby represents and warrants to the Holder as follows:

5.1   Due Organization; Qualification and Good Standing. The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of South Carolina and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify or to be in good standing would have a material adverse effect on the Company.

5.2   Authorization and Enforceability. Except for the authorization and issuance of the Conversion Units, all corporate action has been taken on the part of the Company and its officers, directors and stockholders necessary for the authorization, execution and delivery of this Note. Except as may be limited by applicable bankruptcy, insolvency, reorganization or similar laws relating to or affecting the enforcement of creditors' rights, the Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Note valid and enforceable in accordance with its terms.

6.   Representations and Warranties of the Holder. In connection with the transactions contemplated by this Note, the Holder hereby represents and warrants to the Company as follows:

6.1   Authorization. The Holder has full power and authority (and, if an individual, the capacity) to enter into this Note and to perform all obligations required to be performed by it hereunder. This Note, when executed and delivered by the Holder, will constitute the Holder's valid and legally binding obligation, enforceable in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors' rights generally, and (b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

6.2   Purchase Entirely for Own Account. The Holder acknowledges that this Note is made with the Holder in reliance upon the Holder's representation to the Company, which the Holder hereby confirms by executing this Note, that this Note, the Conversion Units, and any Common Units issuable upon conversion of the Conversion Units (collectively, the "**Securities**") will be acquired for investment for the Holder's own account, not as a nominee or agent (unless otherwise specified on the Holder's signature page hereto), and not with a view to the resale or distribution of any part thereof, and that the Holder has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Note, the Holder further represents that the Holder does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to the Securities. If other than an individual, the Holder also represents it has not been organized solely for the purpose of acquiring the Securities.

6.3   Disclosure of Information; Non-Reliance. The Holder acknowledges that it has received all the information it considers necessary or appropriate to enable it to make an informed decision concerning an investment in the Securities. The Holder further represents that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Securities. The Holder confirms that the Company has not given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities. In deciding to purchase the Securities, the Holder is not relying on the advice or recommendations of the Company and has made its own independent decision that the investment in the Securities is suitable and appropriate for the Holder. The Holder understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

6.4   Investment Experience. The Holder is an investor in securities of companies in the development stage and acknowledges that it is able to fend for itself, can bear the economic risk of its investment and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Securities.

6.5   Restricted Securities. The Holder understands that the Securities have not been, and will not be, registered under the Securities Act or state securities laws, by reason of specific exemptions from the registration provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Holder's representations as expressed herein. The Holder understands that the Securities are "restricted securities" under U.S. federal and applicable state securities laws and that, pursuant to these laws, the Holder must hold the Securities indefinitely unless they are registered with the Securities and Exchange Commission ("**SEC**") and registered or qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Holder acknowledges that the Company has no obligation to register or qualify the Securities for resale and further acknowledges that, if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Securities, and on requirements relating to the Company which are outside of the Holder's control, and which the Company is under no obligation, and may not be able, to satisfy.

6.6   No Public Market. The Holder understands that no public market now exists for the Securities and that the Company has made no assurances that a public market will ever exist for the Securities.

6.7   Residence. If the Holder is an individual, then the Holder resides in the state or province identified in the address shown on the Holder's signature page hereto. If the Holder is a partnership, corporation, limited liability company or other entity, then the Holder's principal place of business is located in the state or province identified in the address shown on the Holder's signature page hereto.

6.8   Foreign Investors. If the Holder is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Holder hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities, including (a) the legal requirements within its jurisdiction for the purchase of the Securities; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of the Securities. The Holder's subscription and

6

payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Holder's jurisdiction. The Holder acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Securities.

7. <u>Miscellaneous</u>.

7.1 <u>Successors and Assigns</u>. Except as otherwise provided herein, the terms and conditions of this Note will inure to the benefit of, and be binding upon, the respective successors and assigns of the parties; provided, however, that the Company may not assign its obligations under this Note without the written consent of the Holder/Requisite Holder. This Note is for the sole benefit of the parties hereto and their respective successors and permitted assigns, and nothing herein, express or implied, is intended to or will confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Note, except as expressly provided in this Note.

7.2 <u>Choice of Law</u>. This Note, and all matters arising out of or relating to this Note, whether sounding in contract, tort, or statute will be governed by and construed in accordance with the internal laws of the State of South Carolina, without giving effect to the conflict of laws provisions thereof to the extent such principles or rules would require or permit the application of the laws of any jurisdiction other than those of the State of South Carolina.

7.3 <u>Counterparts</u>. This Note may be executed in counterparts, each of which will be deemed an original, but all of which together will be deemed to be one and the same agreement. Counterparts may be delivered via facsimile, electronic mail (including PDF or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method, and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes.

7.4 <u>Titles and Subtitles</u>. The titles and subtitles used in this Note are included for convenience only and are not to be considered in construing or interpreting this Note.

7.5 <u>Notices</u>. All notices and other communications given or made pursuant hereto will be in writing and will be deemed effectively given: (a) upon personal delivery to the party to be notified; (b) when sent by email or confirmed facsimile; (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications will be sent to the respective parties at the addresses shown on the signature pages hereto (or to such email address, facsimile number or other address as subsequently modified by written notice given in accordance with this Section 7.5).

7.6 <u>No Finder's Fee</u>. Each party represents that it neither is nor will be obligated to pay any finder's fee, broker's fee or commission in connection (directly or indirectly) with the transactions contemplated by this Note. The Holder agrees to indemnify and to hold the Company harmless from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of the transactions contemplated by this Note (and the costs and expenses of defending against such liability or asserted liability) for which the Holder or any of its officers, employees or representatives is responsible. The Company agrees to indemnify and hold the Holder harmless from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of the transactions contemplated by this Note (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

162323472.4

7.7   Expenses. Each party will pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of this Note.

7.8   Attorneys' Fees. If any action at law or in equity is necessary to enforce or interpret the terms of this Note, the prevailing party will be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

7.9   Entire Agreement; Amendments and Waivers This Note constitutes the full and entire understanding and agreement between the parties with regard to the subject hereof. Any term of this Note may be amended, and the observance of any term may be waived (either generally or in a particular instance and either retroactively or prospectively) with the written consent of the Company and the Holder. Any waiver or amendment effected in accordance with this Section 7.9 will be binding upon each future holder of this Note and the Company. The Company's agreements with each of the holders of the Series 1 Notes are separate agreements, and the sales of the Notes to each of the holders thereof are separate sales. Notwithstanding the foregoing, any term of this Note and the other Series 1 Notes may be amended, and the observance of any term may be waived (either generally or in a particular instance and either retroactively or prospectively) with the written consent of the Company and the Requisite Noteholders. Any waiver or amendment effected in accordance with this Section 7.9 will be binding upon each holder of a Series 1 Note and each future holder of all such Series 1 Notes.

7.10   Effect of Amendment or Waiver. The Holder acknowledges and agrees that by the operation of Section 7.9 hereof, the Requisite Noteholders will have the right and power to diminish or eliminate all rights of the Holder under this Note.

7.11   Severability. If one or more provisions of this Note are held to be unenforceable under applicable law, such provisions will be excluded from this Note and the balance of the Note will be interpreted as if such provisions were so excluded and this Note will be enforceable in accordance with its terms.

7.12   Transfer Restrictions.

(a)   "Market Stand-Off" Agreement. The Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the Company's first underwritten public offering (the "**IPO**") of its Common Units under the Securities Act, and ending on the date specified by the Company and the managing underwriter(s) (such period not to exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions): (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Units or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Units (whether such shares or any such securities are then owned by the Holder or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Units or other securities, in cash, or otherwise. The foregoing provisions of this Section 7.12(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect

8

benefit of the Holder or the immediate family of the Holder, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Holder only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than five percent (5%) of the outstanding Common Units. Notwithstanding anything herein to the contrary (including, for the avoidance of doubt, Section 7.1), the underwriters in connection with the IPO are intended third-party beneficiaries of this Section 7.12(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with this Section 7.12(a) or that are necessary to give further effect thereto.

In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Holder's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of such period. The Holder agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Holder's registrable securities of the Company (and the Company shares or securities of every other person subject to the restriction contained in this Section 7.12(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(b)   Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this Note, the Holder further agrees not to make any disposition of all or any portion of the Securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 6 and the undertaking set out in Section 7.12(a) and:

(i)   there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii)   the Holder has (A) notified the Company of the proposed disposition; (B) furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Company, furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration under the Securities Act.

Notwithstanding the provisions of paragraphs (i) and (ii) above, no such registration statement or opinion of counsel shall be necessary for a transfer by the Holder to a partner (or retired partner) or member (or retired member) of the Holder in accordance with partnership or limited liability company interests, or transfers by gift, will or intestate succession to any spouse or lineal descendants or ancestors, if all transferees agree in writing to be subject to the terms hereof to the same extent as if they were the Holders hereunder. The

9

Holder agrees not to make any disposition of any of the Securities to the Company's competitors, as determined in good faith by the Company.

(c)   Legends. The Holder understands and acknowledges that the Securities may bear the following legend:

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR UPON RECEIPT BY THE COMPANY OF AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER THE ACT OR UNLESS SOLD PURSUANT TO RULE 144 UNDER THE ACT.

7.13   Exculpation among Noteholders. The Holder acknowledges that it is not relying upon any person, firm, corporation or stockholder, other than the Company and its officers and directors in their capacities as such, in making its investment or decision to invest in the Company. The Holder agrees that no other holder of the Notes, nor the controlling persons, officers, directors, partners, agents, stockholders or employees of any other holder of the Notes, will be liable for any action heretofore or hereafter taken or not taken by any of them in connection with the purchase and sale of the Securities.

7.14   Acknowledgment. For the avoidance of doubt, it is acknowledged that the Holder will be entitled to the benefit of all adjustments in the number of shares of the Company's units as a result of any splits, recapitalizations, combinations or other similar transactions affecting the Company's capital stock underlying the Conversion Units that occur prior to the conversion of this Note.

7.15   Further Assurances. From time to time, the parties will execute and deliver such additional documents and will provide such additional information as may reasonably be required to carry out the full intent and purpose of this Note and any agreements executed in connection herewith, and to comply with state or federal securities laws or other regulatory approvals.

7.16   Limitation on Interest. In no event will any interest charged, collected or reserved under this Note exceed the maximum rate then permitted by applicable law, and if any payment made by the Company under this Note exceeds such maximum rate, then such excess sum will be credited by the Holder as a payment of principal.

7.17   Officers and Directors not Liable. In no event will any officer or director of the Company be liable for any amounts due and payable pursuant to this Note.

7.18   Approval. The Company hereby represents that its board of directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Note based upon a reasonable belief that the principal provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the principal of this Note primarily for the operations of its business, and not for any personal, family or household purpose.

7.19   Waiver of Jury Trial. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS NOTE, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE

162323472.4

OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER REPRESENTS AND WARRANTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

7.20   Transfer of Notes. This Note may be transferred only upon its surrender to the Company for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Thereupon, this Note shall be reissued to, and registered in the name of, the transferee, or a new Note for like principal amount and interest shall be issued to, and registered in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

7.21   Events of Default. If there shall be any Event of Default (as defined below) hereunder, at the option and upon the declaration of the Requisite Noteholders and upon written notice to the Company (which election and notice shall not be required in the case of an Event of Default under subsection (b) or (c) below), this Note shall accelerate, and all principal and unpaid accrued interest shall become due and payable. The occurrence of any one or more of the following shall constitute an "Event of Default":

(a)   the Company fails to pay timely any of the principal amount due under this Note on the date the same becomes due and payable or any unpaid accrued interest or other amounts due under this Note on the date the same becomes due and payable, unless the Company is able to cure the untimely payment within five (5) days from the date the payment was due under Section 7.21(a);

(b)   the Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

(c)   an involuntary petition is filed against the Company (unless such petition is dismissed or discharged within sixty (60) days under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee or assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company).

7.22   Company Waiver; Delays and Omissions. The Company hereby waives demand, notice, presentment, protest and notice of dishonor. It is agreed that no delay or omission to exercise any right, power or remedy accruing to the Holder, upon any breach or default of the Company under this Note shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring.

[SIGNATURE PAGES FOLLOW]

SOS E CHARGING, LLC

By⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯
Name:
Title:

Address:

Email Address:

Agreed to and accepted:

If an *individual*:

_____

Name:

Address:

Email Address:

If an *entity*:

[PARTY NAME]

By_____
Name:
Title:

Address:

Email Address:

Exhibit B

Articles of Incorporation

Jul 21 2023
REFERENCE ID: 1358185

Mark Hammond
SECRETARY OF STATE OF SOUTH CAROLINA

Filing ID: 230721-1315512

Filing Date: 07/21/2023

STATE OF SOUTH CAROLINA
SECRETARY OF STATE

ARTICLES OF ORGANIZATION
Limited Liability Company – Domestic

The undersigned delivers the following articles of organization to form a South Carolina limited liability company pursuant to S.C. Code of Laws Section 33-44-202 and Section 33-44-203.

1. The name of the limited liability company **(Company ending must be included in name*)**

> SOS E CHARGING LLC

*Note: The name of the limited liability company must contain <u>one</u> of the following endings: "limited liability company" or "limited company" or the abbreviation "L.L.C.", "LLC", "L.C.", "LC", or "Ltd. Co."

2. The address of the initial designated office of the limited liability company in South Carolina is
19 Howards End CT

_____
(Street Address)
SIMPSONVILLE, South Carolina 29681
_____
(City, State, Zip Code)

3. The initial agent for service of process is

Dontavis Mills
_____
(Name)

_____
(Signature of Agent)

And the street address in South Carolina for this initial agent for service of process is:
19 Howards End CT

_____
(Street Address)
SIMPSONVILLE _____ South Carolina 29681 _____
(City)   (Zip Code)

4. List the name and address of each organizer. Only <u>one</u> organizer is required, but you may have more than one.
(a)
Dontavis Marquis Mills
_____
(Name)
19 Howards End CT

_____
(Street Address)
SIMPSONVILLE, South Carolina 29681
_____
(City, State, Zip Code)

Form Revised by South Carolina Secretary of State, August 2016
SC Secretary of State
Mark Hammond

SOS E CHARGING LLC

Name of Limited Liability Company

(b)

_____
(Name)

_____
(Street Address)

_____
(City, State, Zip Code)

5. ☐ Check this box only if the company is to be a term company. If the company is a term company, provide the term specified. _____

6. ☐ Check this box only if management of the limited liability company is vested in a manager or managers. If this company is to be managed by managers, include the name and address of each initial manager.

(a)

_____
(Name)

_____
(Street Address)

_____
(City, State, Zip Code)

(b)

_____
(Name)

_____
(Street Address)

_____
(City, State, Zip Code)

7. ☐ Check this box <u>only if</u> one or more of the members of the company are to be liable for its debts and obligations under Section 33-44-303(c). If one or more members are so liable, specify which members, and for which debts, obligations or liabilities such members are liable in their capacity as members. This provision is optional and does <u>not</u> have to be completed.

```
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│                                                 │
│                                                 │
│                                                 │
│                                                 │
└─────────────────────────────────────────────────┘
```

8. Unless a delayed effective date is specified, these articles will be effective when endorsed for filing by the Secretary of State. Specify any delayed effective date and time _____.

SOS E CHARGING LLC

Name of Limited Liability Company

9. Any other provisions not consistent with law which the organizers determine to include, including any provisions that are required or are permitted to be set forth in the limited liability company operating agreement may be included on a separate attachment. Please make reference to this section if you include a separate attachment.

10. Each organizer listed under number 4 <u>must</u> sign.

DONTAVIS MILLS
_____
Signature of Organizer

Date: 07/21/2023 _____

_____
Signature of Organizer

Date: _____

Exhibit C

Operating Agreement

OPERATING AGREEMENT

OF

SOS E CHARGING LLC
a South Carolina limited liability company

THE LIMITED LIABILITY COMPANY INTERESTS REPRESENTED BY THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES ACTS OR LAWS OF ANY STATE OR TERRITORY IN RELIANCE UPON EXEMPTIONS FROM REGISTRATION UNDER THOSE ACTS. BY ACQUIRING INTERESTS REPRESENTED BY THIS OPERATING AGREEMENT, EACH UNITHOLDER REPRESENTS THAT IT WILL NOT SELL OR OTHERWISE DISPOSE OF ITS INTERESTS WITHOUT COMPLIANCE WITH THE PROVISIONS OF THIS OPERATING AGREEMENT AND REGISTRATION OR OTHER COMPLIANCE WITH THE AFORESAID ACTS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

<u>BINDING ARBITRATION</u>

This is the first page of the Operating Agreement of SOS E Charging LLC. (the "***Company***"). Pursuant to South Carolina Code of Laws § 15-48-10 et seq., 1976, as amended, this Operating Agreement is subject to the following:

<u>THIS AGREEMENT IS SUBJECT TO ARBITRATION. THIS AGREEMENT TO ARBITRATE IS BINDING ON ALL PARTIES TO THIS AGREEMENT, THEIR SUCCESSORS, HEIRS, ASSIGNS AND TRANSFEREES, INCLUDING ANY PERSON OBTAINING FINANCIAL RIGHTS IN THE LIMITED LIABILITY COMPANY.</u>

If other pages, including but not limited to, cover pages, indexes, or tables of contents, are placed in front of this page, those pages shall not be deemed the first page. This page and only this page shall be deemed or considered the first page of this Operating Agreement for all legal purposes.

**TABLE OF CONTENTS
OF THE
OPERATING AGREEMENT
OF
SOS E CHARGING LLC
a South Carolina limited liability company**

773770\05504\156482771.5

773770\05504\156482771.5


OPERATING AGREEMENT
OF
SOS E CHARGING LLC
a South Carolina limited liability company


THIS OPERATING AGREEMENT is made and entered into by and among the Company and the Persons whose names and addresses are listed on the Information Exhibit annexed as **Exhibit B** to this Agreement. Unless otherwise indicated, capitalized words and phrases in this Operating Agreement shall have the meanings set forth in the Glossary of Terms attached as **Exhibit C** hereto.


ARTICLE 1
FORMATION


SECTION 1.1 **Formation; General Terms; Effective Date.** The Company was formed on [_____] (the "*Effective Date*") upon the filing of the Articles with the South Carolina Secretary of State. A copy of the Articles is attached hereto as **Exhibit A**.

The rights and obligations of the Members and the terms and conditions of the Company shall be governed by the Act and this Agreement, including all the Exhibits to this Agreement. Unless otherwise required by law, if and to the extent the Act and this Agreement are inconsistent with respect to any subject matter covered in this Agreement, this Agreement shall govern. This Agreement shall be effective as of the Initial Closing.

The Board shall execute and file on behalf of the Company all other instruments or documents and shall do or cause to be done all such filing, recording, or other acts as may be necessary or appropriate from time to time to comply with the requirements of law for the continuation and operation of a limited liability company in South Carolina and in the other jurisdictions in which the Company shall transact business.

SECTION 1.2 **Name.** The name of the Company shall be SOS E Charging LLC. The Board may amend the Articles at any time to change the name of the Company. The Board shall provide each Member with notice of any such name change.

SECTION 1.3 **Designated Office.** The designated office of the Company shall be such place as the Board may designate from time to time.

SECTION 1.4 **Purpose.** The purpose of the Company shall be (i) to develop and operate a scheduled and emergency mobile charging service for electric vehicles and to provide related products and services (the "*Business*"); (ii) to own, hold, maintain, encumber, lease, sell, transfer or otherwise dispose of all property or assets or interests in property or assets as may be necessary, appropriate or convenient to accomplish the activities described in clause (i) above; (iii) to incur indebtedness or obligations in furtherance of the activities described in clauses (i) and (ii) above; and (iv) to conduct such other activities as may be necessary or incidental to the foregoing, all on the terms and conditions and subject to the limitations set forth in this Agreement.

SECTION 1.5   Registered Agent; Registered Office. The Company's registered agent and registered office are set forth in the Articles and may be changed from time to time by the Board, in which case the Board shall file a statement of change as required by the Act.

SECTION 1.6   Term Company. The Company is a term company as defined in the Act. The Company commenced at the time and on the date appearing in the Articles and shall continue in existence for the term fixed in the Articles, or until it is dissolved, its affairs are wound up and final liquidating distributions are made pursuant to this Agreement; provided, however, the Company may be continued beyond the term fixed in the Articles if all of the Members consent to the waiver of the right to have the Company's business wound up and the Company terminated under Section 33-44-802(b) of the Act.

ARTICLE 2
CAPITAL CONTRIBUTIONS;
ISSUANCE OF INTERESTS; CAPITAL ACCOUNTS

SECTION 2.1   Capital Contributions. Each Member hereby agrees to make Capital Contributions to the Company in accordance with and subject to the terms of this Agreement. Any Person subscribing to purchase Units in the Company prior to the Initial Closing shall not be required, unless otherwise requested by the Board, to pay any of its Capital Commitment upon such subscription. Each Member's Capital Commitment (each Member's "*Capital Commitment*") shall be contributed to the Company upon ten days' prior notice from the Board that such Capital Commitment is required. The Board shall be permitted to make the capital calls on one or some of the Members but not all Members simultaneously. If a Member fails to contribute its Capital Commitment by the deadline set forth in the notice, such Member shall forfeit all of its Units for no consideration and immediately cease to be a Member (and, for the avoidance of doubt, a Member), unless otherwise excused by the Board.

SECTION 2.2   Member and Manager Loans. The Members may be permitted to make loans to the Company if and to the extent they so desire, and if the Board determines that such loans are necessary or appropriate in connection with the conduct of the Company's business. Any Member loans pursuant to this Section shall be repaid to the Members on a *pari passu* basis together with any interest accrued thereon unless any Member making a loan to the Company agrees in writing to subordinate its loan to that of another Member. Additionally, the Board and its Affiliates shall be permitted, without obtaining a Member vote or approval, to lend money to the Company on terms comparable to the terms on which other Members have lent money, or, in the event no Member loans have been issued or are being issued, bearing interest at the Prime Rate plus three percent with repayment prior to any distributions to the Members.

SECTION 2.3   [Reserved}.

SECTION 2.4   No Required Additional Capital Contributions; Loans. No Member shall be obligated to make, or have any liability for, any Capital Contributions other than such Member's Capital Contribution to acquire its Interest or be obligated to lend money to the Company or guarantee any loan to the Company without the consent of such Person.

SECTION 2.5   **Maintenance of Capital Accounts; Withdrawals; Interest**. Individual Capital Accounts shall be maintained for each of the Members. No Member shall be entitled to withdraw any part of its Capital Account or to receive any distribution except as provided in this Agreement. No Member shall be entitled to receive any interest on its Capital Contributions or with respect to its Capital Account. Each Member shall look solely to the assets of the Company for the return of its Capital Contributions and, except as otherwise provided in this Agreement, shall have no right or power to demand or receive property other than cash from the Company. No Member shall have priority over any other Member as to the return of its Capital Contributions, distributions or allocations, except as provided in this Agreement.

SECTION 2.6   **Class of Members and Units**. There shall be multiple classes of Members. Each Member shall hold an Interest. Each Member's Interest shall be denominated in Units, and the relative rights, privileges, preferences and obligations with respect to the Member's Interest shall be determined under this Agreement and the Act based upon the number and class of Units held by the Member with respect to the Member's Interest. As of the Effective Date, the number and Class of Units held by each Member is set forth on the Information Exhibit. The classes of Units are as follows:

(a)   **Class A Units**. Class A Units shall consist of those Units held by the Members listed on the Information Exhibit as holding Class A Units. Class A Units shall have the right to vote on all matters provided for in this Agreement or permitted by the Act. Class A Units shall have all the rights, privileges and obligations as are specifically provided for in this Agreement for Class A Units, and as may otherwise be generally applicable to all classes of Units, unless such application is specifically limited to one or more other classes of Units. The Class A Units set forth on the Information Exhibit with respect to each Class A Member are not fully vested. Commencing on the first day of the first calendar month after the date hereof, and continuing on the first day of each calendar month thereafter, 1/36 of the Class A Units held by each such Member shall become fully vested; provided, in the event any such Member withdraws, is removed, or otherwise ceases to be actively involved in the operations of the Company on or before the date which is six months following the date hereof, all such vested units shall be forfeited and the Members Capital Contributions shall be returned, without interest, in equal monthly installments over a 24 month period.

(b)   **Class B Units**. In consideration for the provision of services to or for the benefit of the Company, the Company may issue units (the "Class B Units") to Class B Members in respect of the Interest of such Member. The Information Exhibit sets forth each Class B Member, if any, and the number of Class B Units owned by each such Class B Member as of the Effective Date. The vesting, forfeiture, repurchase and acceleration terms relating to the Class B Units are set forth in the individual Subscription Agreement of each Class B Member, and such vesting, forfeiture, repurchase and acceleration terms are incorporated by reference herein. The Company has reserved Class B Units for future issuance pursuant to Section 2.7 hereof. In addition to the Class B Units reserved for future issuance pursuant to Section 2.7 hereof, the Board of Managers may from time to time authorize and issue additional Class B Units.

(c)   Class C Units. Class C will be issued to Investor Member connection with any conversion of the Convertible Notes having the identical rights, privileges, preferences, and restrictions as the Units issued in connection the Next Financing Event other than with respect to:

(i) any per unit liquidation preference and (ii) any price based anti-dilution protection which will equal the conversion price set further in the Convertible Notes. Class C Units will not be voting.

SECTION 2.7   Reservation of Additional Class B Units.

(a)   The Company has reserved Twenty (20) Class B Units or issuance to employees and service providers of the Company and its Subsidiaries, on the terms set forth in this Section 2.7. Such Class B Units may be awarded from time to time to employees and service providers of the Company and its Subsidiaries with the approval of the Board of Managers.

(b)   Any grant of Units pursuant to Section 2.7(a) shall be subject to such recipient complying with the requirements of Section 2.9 hereof.

SECTION 2.8   Profits Interests.

(a)   The Company and each Member agree to treat each Member's Interest with respect to Class B Units as a separate "profits interest" within the meaning of Rev. Proc. 93-27, 1993-2 C.B. 343 (each such interest, a "Profits Interest"), and it is the intention of the Members that distributions to each Class B Member pursuant to Article III hereof be limited to the extent necessary so that the Profits Interest of such Class B Member qualifies as a "profits interest" under Rev. Proc. 93-27, and this Agreement shall be interpreted accordingly. In the event that distributions to a Member pursuant to Article III hereof are limited as a result of the first sentence of this Section 4.06(a), the Board of Managers is authorized to adjust future distributions to the Members in whatever manner it deems appropriate so that, after such adjustments are made, each Member receives, to the maximum extent possible, an amount of distributions equal to the amount of distributions such Member would have received were such sentence not part of this Agreement. Additionally, in accordance with Rev. Proc. 2001-43, 2001-2 C.B. 191, the Company shall treat a Member holding an Interest with respect to Class B Units as the owner of such Profits Interest from the date it is granted, and shall file its IRS form 1065, and issue appropriate Schedule K-1s to such Member, allocating to such Member its distributive share of all items of income, gain, loss, deduction and credit associated with such Profits Interest as if it were fully vested. Each Class B Member agrees to take into account such distributive share in computing its Federal income tax liability for the entire period during which it holds the Profits Interest. The Company and each Member agree not to claim a deduction (as wages, compensation or otherwise) for the Fair Market Value of such Profits Interest issued to a Class B Member, either at the time of grant of the Profits Interest or at the time the Profits Interest becomes substantially vested. The undertakings contained in this Section 4.06(a) shall be construed in accordance with Section 4 of Rev. Proc. 2001-43. The provisions of this Section 4.06(a) shall apply regardless of whether or not the holder of a Profits Interest files an election pursuant to Code Section 83(b).

(b)   Board of Managers is hereby authorized and directed to cause the Company to make an election (the "Safe Harbor Election") to value any interests issued by the Company as compensation for services to the Company (collectively, "Compensatory Interests"), on the date of the issuance, at the liquidation value of such Compensatory Interests (i.e., a value equal to the amount that would be distributed under Section 5.01 hereof with respect to such Compensatory Interests in a Hypothetical Liquidation occurring immediately after the issuance of such Compensatory Interests and assuming for purposes

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of such Hypothetical Liquidation that all assets of the Company are sold for their Fair Market Values instead of their values as reflected for capital account purposes), as the same may be permitted pursuant to or in accordance with the finally promulgated successor rules to Proposed Regulations Section 1.83-3(l) and IRS Notice 2005-43 (collectively, the "Proposed Rules"). The Board of Managers shall cause the Company to make any allocations of items of income, gain, deduction, loss or credit (including forfeiture allocations and elections as to allocation periods) necessary or appropriate to effectuate and maintain the Safe Harbor Election.

(i)   Any such Safe Harbor Election shall be binding on the Company and on all of its Members with respect to all Assignments of Compensatory Interests thereafter made by the Company while a Safe Harbor Election is in effect. A Safe Harbor Election once made may be revoked by the Board of Managers as permitted by the Proposed Rules or any applicable rule.

(ii)   Each Member (including any person to whom a Compensatory Interest is Assigned in connection with the performance of services), by signing this Agreement or by accepting such Assignment, hereby agrees to comply with all requirements of the Safe Harbor Election with respect to all Compensatory Interests Assigned while the Safe Harbor Election remains effective.

(iii)   The Board of Managers shall file or cause the Company to file all returns, reports and other documentation as may be required to perfect and maintain the Safe Harbor Election with respect to Assignments of Compensatory Interests covered by such Safe Harbor Election.

(iv)   The Board of Managers is hereby authorized and empowered, without further vote or action of the Members, to amend this Agreement as necessary to comply with the Proposed Rules or any rule, in order to provide for a Safe Harbor Election and the ability to maintain or revoke the same, and shall have the authority to execute any such amendment by and on behalf of each Member. Any undertakings by the Members necessary to enable or preserve a Safe Harbor Election may be reflected in such amendments and to the extent so reflected shall be binding on each Member, respectively.

(v)   Each Member agrees to cooperate with the Board of Managers to perfect and maintain any Safe Harbor Election, and to timely execute and deliver any documentation with respect thereto reasonably requested by the Board of Managers.

(vi)   Without limitation of any other provision in this Section 2.8, no Assignment of any interest in the Company by a Member shall be effective unless, prior to such Assignment, the transferee, assignee or intended recipient of such interest shall have agreed in writing to be bound by the provisions of this Section 2.8, in form satisfactory to the Board of Managers.

(vii)   For these purposes, the term "Hypothetical Liquidation" shall mean, as of any date, a hypothetical liquidation of the Company as of such date, assuming (A) that a sale of all the assets of the Company occurs at prices equal to their respective Fair

Market Values and (B) the net proceeds of such sale are distributed to the Members pursuant to Section 5.01 hereof, after payment of all actual Company indebtedness, and any other liabilities related to the Company's assets, limited, in the case of the hypothetical payment of non-recourse liabilities, to the collateral securing or otherwise available to satisfy such liabilities.

SECTION 2.9   **Additional Members.**

(a)   The Board of Managers may admit additional members of the Company (each, an "Additional Member" and, collectively, "Additional Members") at any time in its sole and absolute discretion, including in connection with (i) the contribution of additional capital to the Company or (ii) any incentive plans or programs established by the Company or any of its Affiliates for the benefit of their respective management or key employees. Additional Members may be admitted as Class A Members or Class B Members (or any combination thereof) or members of any new class, on terms and conditions as determined by the Board of Managers.

(b)   Each Additional Member shall execute and deliver a written instrument satisfactory to the Board of Managers, whereby such Additional Member shall become a party to this Agreement, as well as any other documents required by the Board of Managers. Upon execution and delivery of a counterpart of this Agreement, which counterpart shall identify such Additional Member's classification, and acceptance thereof by the Board of Managers, such Person shall be admitted as a Member. Each such Additional Member shall thereafter be entitled to all the rights and subject to all the obligations of a Member as set forth herein. Promptly upon the addition of any new Member, the Board of Managers shall cause the books and records of the Company to be updated to reflect the addition of such new Member.

ARTICLE 3
DISTRIBUTIONS

SECTION 3.1   **Amount and Priority of Distributions**.

(a)   First, to all Members, *pro rata* according to their fully vested Percentage Interest, until each Member has received distributed under this Section 3.1(a) in an aggregate amount equal to its Capital Contribution.

(b)   Second, to all of the Members, *pro rata* according to their fully vested Percentage Interest.

SECTION 3.2   **Discretionary Tax Distributions**. The Board, in its sole discretion, may cause the Company to make distributions of cash to the Members and the Board in amounts intended to enable the Members and the Board (or any Person whose tax liability is determined by reference to the income of a Member) to discharge their United States federal, state and local income tax liabilities arising from the allocations made or to be made pursuant to Article 4 to the extent the Board determines that other distributions pursuant to Section 3.1 are not sufficient to discharge such income tax liabilities. Whether a distribution will be made pursuant to this Section and the amount distributable, if any, shall be determined by the Board in its discretion, based on the amounts allocated to the Members and the Board, and otherwise based on such reasonable assumptions as the Board determines in good faith to be appropriate.

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SECTION 3.3   **Tax Withholding**. In the event any federal, foreign, state or local jurisdiction requires the Company to withhold taxes or other amounts with respect to any Member's allocable share of Profits, taxable income or any portion thereof, or with respect to distributions, the Company shall withhold from distributions or other amounts then due to such Member an amount necessary to satisfy the withholding responsibility. In such a case, the Member for whom the Company has paid the withholding tax shall be deemed to have received the withheld distribution or other amount due and to have paid the withholding tax directly. Consequently, distributions to be made to a Member pursuant to Section 3.1 or Section 3.2 will be reduced by any withholding made pursuant to this Section 3.3.

If it is anticipated that at the due date of the Company's withholding obligation the Member's share of cash distributions or other amounts due is less than the amount of the withholding obligation (including, due to the fact that such Person is no longer a Member), the Member (or former Member) with respect to which the withholding obligation applies shall pay to the Company the amount of such shortfall within ten (10) days after notice by the Company. In the event a Member (or former Member) fails to make the required payment when due hereunder, and the Company nevertheless pays the withholding, in addition to the Company's remedies for breach of this Agreement, the amount paid shall be deemed a recourse loan from the Company to such Member (or former Member) bearing interest at the Default Rate, and the Company shall apply all distributions (interim or liquidating) or payments that would otherwise be made to such Member (or former Member) toward payment of the loan and interest, which payments or distributions shall be applied first to interest and then to principal until the loan is repaid in full.

SECTION 3.4   **Noncash Interim and Liquidating Distributions**. The Company may make interim and liquidating distributions to the Members other than in cash as determined by the prior written consent of the Board.

SECTION 3.5   **Distributions Subject to Set-Off**. Except as otherwise provided in this Agreement, all distributions (interim or liquidating) are subject to set-off by the Company for any past- due obligation of a Member to the Company.

ARTICLE 4
ALLOCATIONS

SECTION 4.1   **Profits and Losses**. For each Fiscal Year of the Company, after adjusting each Member's Capital Account for all Capital Contributions and distributions during such Fiscal Year and all Regulatory Allocations pursuant to **Exhibit D** with respect to such Fiscal Year, all Profits and Losses (other than Profits and Losses specially allocated pursuant to **Exhibit D**) shall be allocated to the Members' Capital Accounts in a manner such that, as of the end of such Fiscal Year, the Capital Account of each Member (which may be either a positive or negative balance) shall be equal to the following: (i) the amount which would be distributed to such Member, determined as if the Company were to liquidate and sell all of its assets for cash equal to the Agreed Value thereof, all liabilities of the Company were satisfied (limited with respect to each nonrecourse liability to the Agreed Value of the assets securing such liability) and the proceeds thereof were distributed pursuant to Section 10.3 hereof, minus (ii) the sum of (A) such Member's share of Company Minimum Gain (as determined according to Treasury Regulation Section 1.704-2(d) and (g)(3)) and Member Nonrecourse Debt Minimum Gain (as determined according to

Treasury Regulation Section 1.704 2(i)) and (B) the amount, if any, which such Member is obligated to contribute to the capital of the Company as of the last day of such Fiscal Year.

SECTION 4.2   **Allocations Savings Provision**. The allocations set forth in this Article 4 are intended to allocate Profits and Losses to the Members in accordance with their economic interests in the Company while complying with the requirements of Subchapter K of Chapter 1 of Subtitle A of the Code (particularly Section 704 thereof) and the Treasury Regulations promulgated thereunder. It is the intent of the Members that if immediately after making the allocations set forth in this Article 4, the Company was dissolved, its affairs wound up and its assets were distributed to the Members in accordance with their respective Capital Account balances, such distributions would, as nearly as possible, be equal to the distributions that would be made pursuant to Section 3.1(b). If, in the opinion of the Board, the allocations pursuant to the other provisions of this Article 4 are not consistent with the intent of the Members described in the previous sentence, then notwithstanding anything to the contrary contained in this Article 4, Profits and Losses shall be allocated in such manner as the Board in the exercise of his good faith discretion determines to be required so as to reflect properly the foregoing premises and conditions of this Section, and this Agreement shall thereby be amended to reflect any such change in the method of allocating Profits and Losses; provided, however, that any change in the method of allocating Profits and Losses shall be made in good faith and shall not materially alter the economic arrangement of the Members or otherwise unfairly discriminate against any Member.

SECTION 4.3   **Code Section 704(c) Tax Allocations**. Income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Agreed Value pursuant to any method allowable under Code § 704(c) and the Treasury Regulations promulgated thereunder.

If the Agreed Value of any Company asset is adjusted after its contribution to the Company, subsequent allocations of income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Agreed Value pursuant to any method allowable under Code § 704(c) and the Treasury Regulations promulgated thereunder.

Any elections or other decisions relating to allocations under this Section shall be determined by the Board. Absent a determination by the Board, the remedial allocation method under Treasury Regulation § 1.704-3(d) shall be used. Allocations pursuant to this Section are solely for purposes of federal, state, and local taxes and shall not be taken into account in computing any Member's Capital Account or share of Profits, Losses, other items, or distributions pursuant to any provision of this Agreement.

SECTION 4.4   **Miscellaneous**.

(a)   Allocations Attributable to Particular Periods. For purposes of determining Profits, Losses or any other items allocable to any period, such items shall be determined on a daily, monthly, or other basis, as determined by the Board using any permissible method under

Code § 706 and the Treasury Regulations thereunder. Absent such a determination, such items shall be determined on a daily basis.

(b)   Other Items. Except as otherwise provided in this Agreement, all items of Company income, gain, loss, deduction, credit and any other allocations not otherwise provided for shall be divided among the Members in the same proportion as they share Profits or Losses, as the case may be, for the year.

(c)   Tax Consequences; Consistent Reporting. The Members are aware of the income tax consequences of the allocations made by this Article and hereby agree to be bound by those allocations as reflected on the information returns of the Company in reporting their shares of Company income and loss for income tax purposes. Each Member agrees to report its distributive share of Company items of income, gain, loss, deduction and credit on its separate return in a manner consistent with the reporting of such items to it by the Company.

ARTICLE 5
MANAGEMENT

SECTION 5.1   Management by the Board. Except to the extent otherwise provided in this Agreement, the management, operation and control of the Company, its affairs and the Company assets are vested in a board of managers comprised of the Persons identified in, or appointed under, Section 5.2 (the "***Board of Managers***" or "***Board***"). All powers of the Company for which approval by the Members is not expressly required (or expressly reserved for the Members) by this Agreement, the Act or other applicable law, shall be exercised under the authority of, and the business and affairs of the Company are to be managed under the direction and control of, the Board of Managers in a manner consistent with the terms, provisions and conditions of this Agreement and the Act. The acts of the Board of Managers in managing the affairs, operations and activities of the Company as authorized herein will bind the Company. Unless authorized to do so by the Board of Managers, no Member has any power or authority to act for, or to assume any obligation or responsibility on behalf of, the Company or to otherwise bind the Company in any way. It is the intent of the parties that, except as otherwise provided in this Agreement, the Board of Managers will have the responsibilities and authority with respect to the management of the business and affairs of the Company analogous to the responsibilities and authority of the board of managers of a South Carolina corporation. As is the case with a South Carolina corporation, the Company will employ officers and agents to manage the day-to-day operations of the Company, subject to the direction and supervision of the Board of Managers.

SECTION 5.2 Managers: Number, Election, Tenure and Qualifications.

(a) The Company shall have not less than two (2) Managers. The initial Managers shall be Don Mills and Mack Whittle. Mack Whittle shall be the initial Chair of the Board. Any successor Managers shall be elected by the affirmative vote of all of the Members; provided any Member owning 25% or more of all outstanding fully vested voting Units shall be entitled to elect one (1) of the two (2) Managers. The Board need not be Members in the Company. The Board shall agree to be bound by the provisions of this Agreement as they relate to Managers. The number of Managers on the Board of Managers may be changed from time to time by the affirmative vote of all of the Members. Following his election or appointment, each Manager will serve until (a) his removal, (b) his resignation, or (c) the election of a successor, whichever occurs first.

(b) A Manager may be removed at any time, with or without cause, upon the affirmative vote of the holders of a majority of the Class A Membership Units; provided, commencing on the date which is six months following the date hereof any Manager elected by a 25% or more Member may only be removed if such Member votes in favor of the removal.

(c) Any Manager may resign at any time by giving written notice to the Board of Managers. The resignation shall be effective upon receipt of such written notice by the Board of Managers. The resignation of a Manager who is also a Member shall not affect the Board's rights as a Member and shall not constitute a withdrawal from the Company by the Member.

SECTION 5.3 Certain Powers of Board.

(a) General. Subject to the limitations imposed by the Act and this Agreement (including the provisions of Section 6.2), the Board shall have authority to manage the operations and affairs of the Company and to make all decisions regarding the business of the Company and its Subsidiaries. The Board is authorized to delegate authority to the Officers or other employees or agents of the Company, provided that any approval required by Sections 5.3 or 6.2 has been obtained. Except as otherwise provided in this Agreement, all decisions and actions to be made or taken by the Board required approval of a majority of the Managers serving on the Board of Managers ("Majority Board Approval").

(b) Majority Board Approval. Without limiting the foregoing, Majority Board Approval is required to authorize the Company or any Subsidiary (or any Officers or Persons acting on behalf of any of them) to take the following actions:

(i) *Budgets*. Adopt, amend, substitute, or modify any operating or capital expenditure budget;

(ii) *Acquire or Improve Personal Property*. Purchase, acquire, lease (as lessee) or improve personal property (including any intangible or intellectual property) in a transaction or series of related transactions having a total cost or sales price, or total projected lease payments, in excess of $50,000, unless such action is described in a budget previously approved by the Board;

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(iii)   ***Acquire or Improve Real Property***. Purchase, acquire, lease (as lessee) or improve real property.

(iv)   ***Transfers of Real or Personal Property***. Sell, transfer or lease (as lessor) real or personal property (including any intangible or intellectual property).

(v)   ***Material Contracts***. Other than with respect to contracts executed in the ordinary course of business between the Company and a client, bind or obligate the Company or any Subsidiary with respect to any agreement (or series of related agreements) that involves matters (including the compensation of Officers and other employees of the Company) having a value or cost in excess of $5,000 (a "***Material Contract***"), or agree on behalf of the Company or any Subsidiary to any material amendment, modification, alteration, waiver or adjustment with respect to any Material Contract to which the Company or any Subsidiary is a party or beneficiary, in each case unless such action is described in a budget previously approved by the Board;

(vi)   ***Debt Financings***. In any one transaction, or series of related transactions, issue a promissory note or other debt security having a principal balance of, or otherwise borrow, $5,000 or more, unless such action is described in a budget previously approved by the Board;

(vii)   ***Encumbrances***. Create any lien, security interest, option, right of first refusal or other encumbrance on all or part of the assets of the Company or any Subsidiary to secure loans, advances or other liabilities, unless such action is described in a budget previously approved by the Board;

(viii)   ***Officers, Key Employees and Broker Principals***. (A) Hire, or modify the compensation of any Officer or any full-time or part-time employee of the Company or any Subsidiary who will receive annual compensation of [$50,000] or more, unless such action is described in a budget previously approved by the Board, or (B) engage or otherwise employ any agent or broker who is an Affiliate or Related Person of any Member, Manager or Officer, or modify the compensation structure or such agent or broker;

(ix)   ***Purchase of a Business***. Purchase or otherwise acquire another business;

(x)   ***Investments***. Purchase or otherwise acquire any equity or debt securities of any Person, or make any loan or advance to any Person other than trade credit extended in the ordinary course of business;

(xi)   ***Subsidiary; Guaranties***. Guarantee the obligation of any Person other than a wholly owned Subsidiary;

(xii)   ***Litigation and Claims***. Institute, prosecute, defend or settle any claim, litigation or other proceeding involving the Company or any Subsidiary;

(xiii)   ***Subsidiaries***. Create or form any Subsidiary;

(xiv)   *Distributions*. Approve any distributions of cash or other property of the Company or any Subsidiary to the Members;

(xv)   *Additional Units*. Create a different class or series of Units (subject to any Member approval required to amend this Agreement), or issue any additional Units or other membership interests or Economic Interests in the Company or any Subsidiary or grant any option, conversion right, right of first offer or first refusal or similar right to any Person to purchase any Units or other membership interest or Economic Interest in the Company or any Subsidiary;

(xvi)   *Admission of New Member*. Approve the Transfer of any Units, or admit any Person as a Member of the Company, or admit any Person as a member or Member of any Subsidiary;

(xvii)   *Withdrawal; Redemptions*. Permit the withdrawal of a Member or redeem or otherwise purchase or liquidate all or any portion of an Member's Interest, except to the extent expressly provided in this Agreement;

(xviii)   *Conduct or Engage in Other Businesses*. Conduct or engage in any business or activity that is not related or incidental to, or consistent with, the Business;

(xix)   *Approve Significant Events*. Approve on behalf of the Company or any Subsidiary any matter requiring Member approval set forth in Section 6.2; or

(xx)   *Agree to Act*. Cause the Company or any Subsidiary to agree to any of the actions that are described in subparagraph (i) through (xix) of this Section 5.3(b).

(c)   Deadlock. If at any time a proposal is brought in good faith for a vote of the Board of Managers or the Members, and such proposal is not approved, the Member who voted for the proposal (or the Manager voted for the proposal) shall have the right to deliver written notice to the other Managers and Member stating that a deadlock exists and specifying the decision that is the subject of the deadlock (the "***Deadlock Notice***"). Upon delivery of the Deadlock Notice, the Members agree to use their good faith efforts to resolve the matter during the 10-day period following delivery of the Deadlock Notice. If the Members are not successful in resolving the dispute during such period, then there shall be a "***Deadlock***." The Deadlock shall be mediated (the "***Mediation***") within 30 days from the date a written request for mediation is made by any Manager. The Mediation shall take place in Greenville County, South Carolina. The Mediation shall be conducted before a single mediator to be unanimously agreed upon by the Managers. If the Managers cannot unanimously agree on the mediator, each Manager shall select a mediator and such mediators shall together unanimously select a neutral mediator who will conduct the mediation. The Company shall bear the fees and expenses of the mediators. The decision of the mediator shall be final and binding on the Managers. During the continuation of any Deadlock, the Company and the Managers shall continue to operate in good faith in a manner consistent with its prior practices and this Agreement until such time as such Deadlock is resolved

(d)   No Individual Authority. It is understood and agreed that the Board acting as a group shall have authority to bind the Company, and no individual Manager shall have authority to bind the Company in his capacity as a Manager or manager under the Act unless

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expressly authorized by the Board. Each Manager shall indemnify the Company for any losses or damages incurred by the Company as a result of any such Manager's unauthorized actions on behalf of the Company that were not taken in good faith by such Manager.

SECTION 5.4 **Board Voting; Meetings**. Except as otherwise may be expressly provided in this Agreement, all decisions and actions to be made or taken by the Board are to be made or taken by Majority Board Approval. Meetings may be called by any Manager. The Board may designate any place, either within or outside the State of South Carolina as the place of meeting for any meeting of the Board, and unless otherwise designated by the Board, meetings of the Board shall take place at the Company's principal executive office. Managers may participate at a duly called meeting by telephone or other means that allow all participants to simultaneously hear each other during the meeting. Participation by a Manager in a meeting of the Board in the manner provided in the preceding sentence is the equivalent of being present in person at that meeting. Unless waived by a Manager, notice of a meeting shall be given not less than five (5) days prior to the meeting and shall describe the time, date and place of the meeting. Attendance by a Manager at a meeting of the Board shall constitute a waiver of notice of the meeting unless the Board expressly states his or her objection at the outset of the meeting. Subject to the first sentence of this Section 5.4, the attendance of a majority of the Board then in office shall constitute the presence of a quorum for purposes of a meeting of the Board. Any action required or permitted to be taken at any meeting of the Board may be taken without a meeting if a written consent setting forth the action to be taken is sent to all the Board then in office, is signed by those Managers necessary to approve the action, and is filed with the minutes of proceedings of the Board. A Manager may vote by written proxy granted to another Manager. Such proxy shall be filed with the Board or Secretary before or at the time of the meeting. No proxy shall be valid after one (1) year from the date of its execution, unless otherwise expressly provided in the proxy.

SECTION 5.5 **Officers**. The Company shall have such individuals serving as officers ("*Officers*") as may be elected by the Board from time to time. The Officers of the Company may consist of a President, a Treasurer and a Secretary, or such other Officers as may be appointed by the Board. One person may hold, and perform the duties of, any two or more such offices. Compensation of Officers shall be fixed by the Board from time to time. Subject to the terms of any employment agreement or other written arrangement between an Officer and the Company, any Officer may be removed, with or without cause, at any time by the Board. In its discretion, the Board may choose not to fill any office for any period as it may deem advisable. No Officer need be a Member or a Manager. No Officer shall have any rights or powers beyond the rights and powers granted to such Officer in this Agreement or by the Board. The Officers described below shall have the following duties and responsibilities:

(a) <u>President</u>. The President l of the Company, if one is appointed, shall be the chief executive officer of the Company and its Subsidiaries. He shall perform the customary duties, responsibilities and functions, and have the authority, of a President and/or Chief Executive Officer of a corporation, subject to the power and authority of the Board to expand or limit such duties, responsibilities, functions and authority, and subject to the provisions of this Agreement. The President and Managing Principal shall see that all resolutions and orders of the Board are carried into effect, and in connection with the foregoing, shall be authorized to delegate to the other Officers such of his powers and such of his duties as he may deem to be advisable. The President

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and Managing Principal may execute agreements and documents on behalf of the Company referring to one or more of the offices he holds. Dontavous Mills shall be the initial President.

(b)   Vice Presidents. The Board may appoint one or more Vice Presidents of the Company. Each Vice President will assist the President and Managing Principal and will have the powers, duties, and authority that the Board may from time to time delegate to, prescribe for, or confer upon that Vice President, including the same power as the President to execute documents on behalf of the Company.

(c)   Secretary. The Secretary of the Company shall attend all meetings of the Members and the Board and record all votes and the minutes of all proceedings in a book to be kept for that purpose and shall perform like duties for any committee when required. He or she shall give, or cause to be given, notice of all meetings of the Members and the Board. The Secretary shall exercise such powers and perform such duties as generally pertain or are necessarily incident to his office, and he shall perform such other duties as may be assigned to him from time to time by the Board. The initial Secretary shall be Dontavous Mills.

(d)   Treasurer. The Treasurer will be chief accounting and financial officer of the Company and its Subsidiaries and will have active control of, and be responsible for, all matters pertaining to the accounts and finances of the Company and its Subsidiaries. The Treasurer will (i) have the care and custody of all funds and securities owned by the Company and its Subsidiaries; (ii) deposit or cause to be deposited all Company and Subsidiary funds in the bank account(s) of the Company and the Subsidiaries as the Board from time to time directs or as selected in accordance with the procedures established by the Board; (iii) advise the Board with respect to all terms of credit granted by the Company; and (iv) any other power, duty, or authority the Board may from time to time delegate to, prescribe for, or confer upon, that officer. The Treasurer will have the authority to endorse for deposit, collection or other purpose, all checks, drafts, notes, bills of exchange and other commercial paper payable to the Company or its Subsidiaries and to give proper receipts or discharges) for all payments to the Company and its Subsidiaries. Mack Whittle shall be the initial Treasurer.

SECTION 5.6   Investment Opportunities; Affiliated Transactions.

(a)   General. Except as expressly provided in this Section 5.2, this Agreement shall not: (i) require any Member or the Board or any of their respective Affiliates or Related Parties to offer the Company any investment opportunity; (ii) otherwise limit or restrict any of such Persons from buying, selling, investing in or otherwise dealing with any other investments; or (iii) otherwise limit or restrict any of such Persons from starting or creating other SOS E Charging LLC venues or other entertainment or hospitality venues. The Members acknowledge and agree that the SOS E Charging LLC brand is owned by the Board and not by the Company.

(b)   Activities of the Board. The Board agrees to devote such time to the affairs of the Company as shall be required to effectively manage the business and affairs of the Company.

(c)   Transaction with Employee or Other Service Providers. The fact that any Member or any Affiliate of a Member, or any employee, partner, member, officer, or manager of either a Member or an Affiliate of a Member, is employed by, or is directly or indirectly interested in or connected with, any Person employed by the Company or any Affiliate of the Company to render or perform a service, shall not prohibit the Company or any Affiliate of the Company from engaging in any transaction with such Person, and neither the Company nor any other Member shall have any right in or to any income or profits derived from such transaction by such Member or Person.

(d) Transactions with Members or Affiliates. To the extent that any Member or any Affiliate enters into any material transaction with the Company, the terms and conditions of such transaction shall be no less favorable to the Company than those that could have been obtained for comparable products or services from an unaffiliated third party with similar expertise and experience.

Each Member agrees that the Board, any Member, and their respective members, managers, officers, managers, employees and Affiliates and Related Parties may provide services to the Company pursuant to services agreements, including management services agreements, and may receive fees, commissions, remuneration or reimbursement of expenses in connection with these activities.

(e) Other Permitted Activities. Each Member agrees that the Board, any Member, and their respective members, managers, officers, managers, employees and Affiliates and Related Parties may sponsor, establish, manage, invest, participate, or engage in (for their own accounts or for the accounts of others), or may possess an interest in, other ventures and investment and professional activities of every kind, nature and description, independently or with others, provided such activities do not involve mobile charging for electric vehicles.

(f) Representations, Warranties, Acknowledgments and Agreements of Members Regarding Certain Conflicts of Interest. Each Member (i) represents and warrants that such Member has carefully reviewed and understood the information regarding actual and potential conflicts of interest described in the Private Placement Memorandum or the Form C, as applicable, and this Section 5.2 and (ii) acknowledges and agrees that the Board and their Affiliates may engage, and may cause the Company to engage, without liability to the Company or the Members, in any and all of the investment activities of the type or character described or contemplated in the Private Placement Memorandum or the Form C, as applicable, and this Section 5.2, whether or not such activities have or could have an effect on the Company's affairs or on the Business.

(g) Conflicts of Interest Not Provided for in this Section 5.7 or Elsewhere in this Agreement. On any matter involving a conflict of interest not provided for in this Section 5.7 or elsewhere in this Agreement, the Board shall be guided by its good faith judgment as to the best interests of the Company and shall take such actions as are determined by the Board to be necessary or appropriate to ameliorate such conflicts of interest.

SECTION 5.7 Borrowing and Guarantees.

(a) Borrowing. The Board may cause the Company to borrow funds and guarantee obligations in connection with the Business and to borrow funds to pay Company expenses or to provide for interim financing in furtherance of the Company's business, and in

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connection therewith may obtain one or more credit facilities which may be secured by the Company's assets.

(b)   Guarantees. A Member or the Board and their Affiliates may be requested from time to time to guaranty debt of the Company. If a Member, the Board, or one of their Affiliates elect to guarantee any such indebtedness, the Company may pay the Person guarantying such debt a market rate fee for providing such guaranty.

SECTION 5.8   **Organizational Expenses**. The Company shall bear and pay all Organizational Expenses of the Company. After the Initial Closing, the Company shall reimburse the Board for any Organizational Expenses paid by the Board through the Initial Closing. The term "*Organizational Expenses*" shall refer to all costs and expenses pertaining to the organization and formation of the Company and/or the offering and sale of Units in the Company, including all legal, accounting, consulting, brokerage and filing fees and expenses, and other expenses incurred by the Company.

ARTICLE 6
RIGHTS AND OBLIGATIONS OF MEMBERS

SECTION 6.1   **Limitation of Liability and Authority**. Each Member's liability shall be limited as set forth in this Agreement, the Act and other applicable law. A Member who is not also a Manager owes no duties to the Company or to the Members solely by reason of being a Member. Unless authorized to do so by this Agreement or by the Board, no Member shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable pecuniarily for any purpose. Each Member shall indemnify the Company for any losses or damages incurred by the Company as a result of any such Member's unauthorized actions on behalf of the Company.

SECTION 6.2   **Voting**. Notwithstanding the general authority granted to the Board of Managers pursuant to Section 4.3, the following actions shall require the approval of all issued and outstanding voting Units ("Majority Member Approval") and the Board shall have no authority to take such actions without Majority Member Approval as described below:

(a)   Mergers and Other Reorganizations. Merge, consolidate, convert, or otherwise reorganize the Company with or into another Entity, redomesticate or otherwise change the state or other jurisdiction where the Company is organized, enter into any share or unit exchange (or similar transaction) between the Members and another Person(s), or sell, lease, pledge, license or otherwise dispose of all or substantially all of the assets of the Company;

(b)   Change the Entity Character of the Company. Convert or reorganize the Company into another Entity form (including a corporation) or cause the Company to be taxed as a corporation for federal income tax purposes, or approve any Transfer of Units that would cause a termination of the partnership for tax purposes;

(c)   Dissolution or Bankruptcy. Dissolve the Company under the Act or this Agreement, take any action to commence a proceeding (or consent to the commencement of a proceeding) regarding the Company's insolvency or the adjustment of its debts, or make an assignment for the benefit of creditors of Company assets;

(d)   Amendments. Except to the extent the Board is authorized to effect such amendment in accordance with this Agreement or the Act, amend this Agreement or the Articles of Organization (other than an amendment to the name and address of the Company's registered agent, which may be amended by the Board);

(e)   Members. Approve the admission or withdrawal of a Member or approve a Transfer of an Interest; or

(f)   Agree to Act. Cause the Company to agree to any of the actions that are described in subparagraph (a) through (e) of this Section 5.2.

The rights, power and authority of the Members contained in this Agreement shall supersede any rights, power or authority granted to the Board in this Agreement, regardless of whether any such grant is qualified by reference to this Section.

SECTION 6.3   Member Meetings. A meeting of the Members, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the Board or by any Member or Members holding at least fifteen percent (15%) of the outstanding Units held by Members. The Board may designate any place, either within or outside the State of South Carolina as the place of meeting for any meeting of the Members. If no designation is made, the place of meeting shall be the principal executive office of the Company in the State of South Carolina. Members may participate at a duly called meeting by telephone or other means that allow all participants to simultaneously hear each other during the meeting. Participation by a Member in a meeting in the manner provided in the preceding sentence is the equivalent of being present in person at that meeting. Written notice stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called shall be delivered not less than two (2) nor more than thirty (30) days before the date of the meeting, either personally or by mail, by or at the direction of the Board or person calling the meeting, to each Member entitled to vote at such meeting. Members owning a majority of the outstanding Units held by Members shall constitute a quorum for purposes of a meeting of the Members. The Members may not act at a meeting unless a quorum is present in person or by proxy. At all meetings of Members a Member may vote in person or by proxy executed in writing by the Member. Such proxy shall be filed with the Board or Secretary before or at the time of the meeting. No proxy shall be valid after one (1) year from the date of its execution, unless otherwise expressly provided in the proxy. Action required or permitted to be taken by the Members may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken, signed by the Members holding the number of Units required to take such action, and delivered to the Board or Secretary for inclusion in the minutes or for filing with the Company records. Action taken under this Section is effective when the last required Member has signed the consent, unless the consent specifies a different effective date. When any meeting notice is required to be given to any Member, a waiver thereof in writing signed by the Person entitled to such notice, whether before, at, or after the time stated therein, shall be equivalent to the giving of such notice. Any Member present in person at a meeting of Members shall be deemed to have waived any notice requirement with respect to such meeting unless the Member, at the beginning of the meeting, submits to the chairman of the meeting written objection to the meeting on the grounds of lack of or improper notice.

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SECTION 6.4 **Death; Incompetence**. Subject to the provisions of Article VIII, if a Member who is an individual dies or a court of competent jurisdiction adjudges him to be incompetent to manage his person or his property, the Member's executor, administrator, guardian, conservator, or other legal representative shall have only the rights of an Economic Interest Owner.

SECTION 6.5 **Withdrawal**. A Member may withdraw from the Company as a Member only with the prior written consent of the Board of Managers. No Member may withdraw or otherwise dissociate as a Member except as expressly provided hereunder or as mandated by non-waivable provision of applicable law. In the event that a Member continues to own Units after withdrawing as a Member, such Member shall only retain the rights of an Economic Interest Owner hereunder after such withdrawal.

SECTION 6.6 **Company Records**. Upon reasonable request, each Member shall have the right, during ordinary business hours, to inspect and copy the documents maintained pursuant to Section 7.8 at the requesting Member's expense. Upon written request of any Member, the Board shall provide a list showing the names, addresses and Units of all Members and other Members.

ARTICLE 7
EXCULPATION; INDEMNIFICATION

SECTION 7.1 **Exculpation**. To the full extent permitted by law, no Covered Person shall be deemed to violate this Agreement or be liable, responsible or accountable in damages or otherwise to the Company or any Member or assignee for any action or failure to act, unless (and only to the extent that) such violation or liability is attributable to such Person's gross negligence, willful misconduct or bad faith. Without limiting the generality of the foregoing, each such Person shall, in the performance of its or his duties, be fully protected in relying in good faith upon the records of the Company and upon information, opinions, reports or statements presented to such Person by the Board or any other Person as to matters such Person reasonably believes are within such other Person's professional or expert competence and who has been selected by the Board with reasonable care to perform services for the Company. In the event the Board or the Company is required to provide any information to regulatory authorities or take other actions as may be required to comply with anti-money laundering laws and regulations, neither the Board, the Company nor any of their Affiliates shall be liable for any loss or injury to a Member or assignee that may occur as a result of disclosing such information or taking such action. In no event shall a Covered Person be liable to the Company or to any of the Members or their successors for special, incidental, punitive or consequential damages.

SECTION 7.2 **Indemnification**.

(a) *General*. Each Covered Person (each, an "*Indemnitee*") shall be indemnified, subject to the other provisions of this Agreement, by the Company (only out of Company assets, including the proceeds of liability insurance) against any claim, demand, controversy, dispute, cost, loss, damage, expense (including reasonable attorneys' fees), judgment and/or liability incurred by or imposed upon the Indemnitee in connection with any action, suit or proceeding (including any proceeding before any administrative or legislative body or agency), to which the Indemnitee may be made a party or otherwise involved or with which the Indemnitee shall be threatened, by reason of the Indemnitee's being at the time the cause of action arose or thereafter, the Board (including any Manager acting as the Partnership Representative or liquidator under Section 10.3), the Management Company, a shareholder, member, manager, manager, officer, manager, employee, consultant or other agent thereof, a principal, a liquidating trustee (if any), or a manager, officer, manager, member, employee, consultant or other agent of any organization of which the Company is or was a creditor, which other organization the Indemnitee serves or has served as manager, officer, manager, member, employee, consultant or other agent at the request of the Company (whether or not the Indemnitee continues to serve in such capacity at the time such action, suit or proceeding is brought or threatened).

(b)   Effect of Judgment. An Indemnitee shall not be indemnified with respect to matters as to which the Indemnitee shall have been finally adjudicated to have been engaged in conduct which constitutes fraud, willful malfeasance, intentional and material breach of this Agreement or conduct that is the subject of a criminal proceeding (where such Indemnitee had reasonable cause to believe that such conduct was unlawful).

(c)   Effect of Settlement. In the event of settlement of any action, suit or proceeding brought or threatened, such indemnification shall apply to all matters covered by the settlement except for matters as to which the Company is advised by counsel (who may be counsel regularly retained to represent the Company) that the Person seeking indemnification, in the opinion of counsel, acted fraudulently, with willful malfeasance, or with respect to an intentional and material breach of this Agreement, or, with respect to any criminal action or proceeding, with reasonable cause to believe such Person's conduct was unlawful.

(d)   Reimbursement of Expenses. The Company shall promptly reimburse (or advance to the extent reasonably requested) each Indemnitee for reasonable legal or other expenses (as incurred) by such Indemnitee in defending a civil or criminal action, suit or proceeding, or in opposing any claim arising in connection with any potential or threatened civil or criminal action, suit or proceeding, in advance of the final disposition of such action, suit or proceeding, upon receipt of an enforceable undertaking by such Indemnitee to repay such payment if the Indemnitee shall be determined to be not entitled to indemnification for such expenses pursuant to this Article 7.

(e)   Insurance. The Board, on behalf of the Company, shall cause the Company to purchase and maintain insurance, at the expense of the Company and to the extent available, for the protection of a Covered Person against any liability incurred by such Person in any such capacity or arising out of his status as such, whether or not the Company has the power to indemnify such Person against such liability. Notwithstanding the previous sentence, the Board, in their discretion, from time to time may waive the requirement that the Company purchase such insurance.

(f)   Survival of Protection. The provisions of this Section 7.2 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this Section 7.2 and regardless of any subsequent amendment to this Agreement; provided, that no such amendment shall reduce or restrict the extent to which these indemnification provisions apply to actions taken or omissions made prior to the date of such amendment.

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(g)   Successors. The foregoing right of indemnification shall inure to the benefit of the executors, administrators, personal representatives, successors or assigns of each such Indemnitee.

(h)   Right to Indemnification from Other Sources. The rights to indemnification and advancement of expenses conferred in this Section 7.2 shall not be exclusive of any other right which any Indemnitee may have or hereafter acquire under any law, statute, rule, regulation, charter document, by- law, contract or agreement.

SECTION 7.3   **Limitation by Law**. If any Covered Person or Indemnitee or the Company itself is subject to any law, rule or regulation which restricts the extent to which any Person may be exonerated or indemnified by the Company, then the exoneration provisions set forth in Section 7.1 and the indemnification provisions set forth in Section 7.2 shall be deemed to be amended, automatically and without further action by the Board or the Members, to the minimum extent necessary to conform to such restrictions.

SECTION 7.4   **Effectuation of Section**. The Board are authorized on behalf of the Company to enter into such agreements with all and any Persons indemnified under Section 7.2 as it may consider appropriate to give effect to the foregoing provisions and make them binding and enforceable against the Company by such Persons.

ARTICLE 8
UNITHOLDERS; SPECIAL UNITHOLDER PROVISIONS

SECTION 8.1   **Duties of Members**. Except as otherwise provided in this Agreement, a Member who is not also a Manager owes no duties to the Company or to the Members solely by reason of being a Member.

SECTION 8.2   **Limited Liability of Members**. Except for the amount of any distribution that a Member may be required to return to the Company pursuant to the Act, no Member (in such capacity) shall be liable to the Company or for any debts or losses of capital or profits of the Company.

SECTION 8.3   **No Agency Authority**. Except as expressly provided in this Agreement, no Member (by sole virtue of such Person's capacity as a Member) has the actual or apparent authority to cause the Company to become bound to any contract, agreement or obligation, and no Member shall take any action purporting to be on behalf of the Company.

SECTION 8.4   **No Voluntary Withdrawal**. A Member is not entitled to withdraw voluntarily from the Company.

SECTION 8.5   **Deceased, Incompetent, Bankrupt or Dissolved Members**. Upon the death, incompetency, Event of Bankruptcy, termination, liquidation or dissolution of a Member, the rights and obligations of that Member under this Agreement shall be binding upon, and shall inure to the benefit of, that Member's successor, estate or legal representative, and each such Person shall be treated as assignees with only the rights and subject to the restrictions, conditions and limitations described in Section 9.2 and the Act and shall become a Member only after complying with the provisions of Section 9.3.

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SECTION 8.6   **No Required Meetings**. The Members may but shall not be required to hold any annual, periodic or other formal meetings. Whenever the vote or consent of Members is permitted or required under this Agreement, such vote or consent may be given at a meeting of Members called pursuant to the procedures in the following Section or may be given in accordance with the procedure prescribed in Section 8.8 for written consent to action in lieu of actual meetings.

SECTION 8.7   **Meetings of the Members**.

     (a)   Call of Meetings. Meetings of the Members may be called by the Board or 25% in Interest of the Voting Members by notice to all the other Members.

     (b)   Notice of Meetings. The Board or Member(s), as the case may be, calling a meeting of the Members shall deliver notice thereof to all of the Members and, if called by a Member or Members, to the Board. Any notice regarding a meeting shall be in writing and shall set forth the date and time of the meeting, the nature of the business to be transacted, and, unless the meeting is a conference call meeting, the place of the meeting. Notice of any meeting shall be given pursuant to Section 13.1 below to the Members not less than seven (7) days nor more than thirty (30) days prior to the meeting.

     (c)   Waiver of Notice. Any notice of a meeting of the Members required to be delivered to any Member or the Board under this Agreement or the Act may be waived in writing by that Member or Manager (whether before, during or after that meeting). Notice of any meeting of the Members shall be deemed to have been waived by attendance at the meeting, unless the Member attends the meeting solely for the purpose of objecting to holding the meeting or transacting particular business at the meeting and so objects at the beginning of the meeting. Any action taken at a meeting of the Members at which proper notice was not delivered to, or waived by, all of the Members entitled to notice and the Board will be null and void and of no effect whatsoever.

     (d)   Record Date. For the purpose of determining the Members entitled to receive notice of, or to vote at, any meeting of the Members or any adjournment thereof or entitled to take any other action (including informal action authorized by the following Section), the Person(s) requesting such meeting or seeking such informal action may fix, in advance, a date as the record date for any such determination of Members. Such date shall not be more than five (5) days prior to any such meeting or action.

     (e)   Place of Meetings; costs. The Board or the Members calling the meeting may designate any place, either within or outside the State of South Carolina, as the place of meeting for any meeting of the Members. The costs of holding meetings of the Members are to be paid by the Company.

     (f)   Voting. Except as otherwise expressly provided in this Agreement, the vote, consent, approval or ratification of a majority in Interest of the Members shall be required in order to constitute Member action. Each Member shall have that number of votes equal to such Member's number of Units.

     (g)   Proxies. At all meetings of Members, a Member may vote in person or by proxy executed in writing by the Member or by a duly authorized attorney in fact. Such proxy shall be filed with the Board before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy.

(h)   Manner of Meetings. Members may participate in a meeting by any communication by means of which all participating Members can hear and speak to each other during the meeting. A Member participating in a meeting is deemed to be present in person at the meeting, except where a Member participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. A meeting of the Members may be held via conference call with no physical location designated as the place of the meeting. The Board or the Member(s) calling a conference call meeting shall be responsible for arranging the conference call and shall specify in the notice of the conference call meeting the method by which the Members can participate in the conference call. The Board will designate the person who is to preside over the meeting. If the Board fail to designate someone to chair a meeting of the Members, the Members shall elect by a majority in Interest of those Members present a Member to preside over the meeting. The presiding Person shall cause a record to be kept of the meeting, which shall be filed with the Company's permanent records.

SECTION 8.8   **Written Consent to Action in Lieu of Actual Meetings**. Any action that is permitted or required to be taken by the Members, including any amendment to the Articles or to this Agreement, may be taken or ratified by written consent setting forth the specific action to be taken, which written consent is (a) delivered to all of the Members in the manner provided in Section 13.1, (b) signed within thirty (30) days of being sent by that number of Members holding the number of votes required in order to take the specified action, and (c) delivered to the Board to be included in the Company's permanent records. The written consent may be signed in one or more counterparts.

ARTICLE 9
TRANSFER OF INTERESTS

SECTION 9.1   **In General**. No Member shall Transfer all or any portion of its Interest without the prior written consent of the Board, which consent may be given or withheld in the sole discretion of the Board. Any Transfer which does not comply with the provisions of this Article shall be void.

SECTION 9.2   **Rights of Assignees**. Any Person (who is not already a Member) who takes or acquires, by whatever means, the Interest of any Member in the Company but is not admitted as a Member pursuant to the following Section shall become an assignee with respect to such Interest.

An assignee with respect to an Interest is entitled only to receive distributions and allocations with respect to such Interest as set forth in this Agreement, and shall have no other rights, benefits or authority of a Member under this Agreement or the Act, including without limitation no right to receive notices to which Members are entitled under this Agreement, no right to vote, no right to access to information concerning the Company's transactions, no right to inspect or copy the books or records of the Company, no right to bring derivative actions on behalf of the Company, and no other rights of a Member under the Act or this Agreement. Moreover, an assignee shall not have the right to seek a judicial determination that it is equitable to dissolve and wind up the Company's business under Section 33-44-801(5) of the Act; provided, however, the Interest of an assignee shall be subject to all of the restrictions, obligations and limitations under this Agreement and the Act, including without limitation the restrictions on Transfer of Interests contained in this Article and subject to any claims or offsets the Company has against the assignor of such Interest, regardless of whether those claims or offsets exist at the time the assignee takes or acquires such Interest or arise afterwards. An amendment to this Agreement may change the rights of an assignee, even if the amendment is made after the assignee takes or acquires the Interest.

Notwithstanding anything to the contrary in this Agreement, an assignee shall not be entitled to receive any distributions from the Company until such assignee delivers to the Board written notice of the Transfer, proof of the Transfer deemed sufficient by the Board, the assignee's federal and state tax identification numbers, the assignee's current legal address and telephone number, and such other information as the Board may reasonably request.

No Member shall be permitted to Transfer its Capital Account or rights to distributions and allocations with respect to an Interest and yet retain any of the other rights attendant to his Interest. Moreover, a Member shall not be permitted to Transfer the management participation and other noneconomic rights attendant to an Interest. A Member who Transfers all of the Member's Capital Account and rights to distributions and allocations with respect to the Member's entire Interest ceases to be a Member pursuant to Section 9.1 above.

SECTION 9.3   **Admission of Assignees as Members**. Any Person (who is not already a Member) who takes or acquires, by whatever means, the Interest of any Member in the Company shall be admitted as a Member only upon the written consent of the Board. The giving or withholding of such consent shall be in the sole, absolute and arbitrary discretion of the Board. In addition, except as otherwise provided in this Agreement, no Person shall be admitted as a Member unless such Person:

(a)   Elects to become a Member by executing and delivering such Person's written acceptance and adoption of the provisions of this Agreement;

(b)   Executes, acknowledges and delivers to the Company such other instruments as the Company may deem necessary or advisable to effect the admission of such Person as a Member; and

(c)   Pays a transfer fee to the Company in an amount sufficient to cover all reasonable expenses of the Company connected with the admission of such Person as a Member.

An assignee who becomes a Member is liable for the obligations of the transferor to make contributions but is not obligated for liabilities unknown to the assignee at the time the assignee became a Member and which could not be ascertained from this Agreement. Whether or not an assignee becomes a Member, the transferor is not released from the transferor's liability to the Company.

The Board shall amend the Information Exhibit from time to time to reflect the admission of Members or the assignment of Interests pursuant to this Article, any permitted issuance of additional Units, or changes to any information or matters set forth on the Information Exhibit.

Notwithstanding anything herein to the contrary, if at any time the Company has only one Member, and if that Member's entire Interest is Transferred, then the transferee(s) of such Member's Interest shall automatically be admitted as a Member.

SECTION 9.4 **Distributions and Allocations With Respect to Transferred Interests**. If any Interest is sold, assigned or transferred during any Fiscal Year in compliance with the provisions of this Article, then (i) Profits, Losses and all other items attributable to the Interest for such period shall be divided and allocated between the transferor and the transferee by taking into account their varying interests during the period in accordance with Code § 706(d), using any conventions permitted by the Code and selected in accordance with Section 11.7; (ii) all distributions on or before the date of such sale, assignment or transfer shall be made to the transferor, and all distributions thereafter shall be made to the transferee; and (iii) the transferee shall succeed to and assume the Capital Account, Percentage Interest and Capital Contribution obligation amounts, and other similar items of the transferor to the extent related to the transferred Interest. Solely for purposes of making the allocations and distributions, the Company shall recognize such transfer not later than the end of the calendar month during which the Company receives notice of such transfer. If the Company does not receive a notice stating the date the Interest was transferred and such other information as the Company may reasonably require within thirty (30) days after the end of the Fiscal Year during which the transfer occurs, then all of such items shall be allocated, and all distributions shall be made to the Person who, according to the books and records of the Company on the last day of the Fiscal Year during which the transfer occurs, was the owner of the Interest. Neither the Company nor any Manager shall incur any liability for making allocations and distributions in accordance with the provisions of this Section, whether or not any Manager or the Company had knowledge of any transfer of ownership of any Interest.

SECTION 9.5 **Special Rules**.

(a) <u>Fiduciary Capacity</u>. A Member may own an Interest in a fiduciary capacity, such as acting as a trustee under a trust agreement, a personal representative, executor, or administrator of an estate, or as a custodian. If so, the Member will have no interest or obligation individually with respect to the Interest identified as held in a fiduciary capacity, but will be considered as acting solely in that fiduciary capacity. If a Member acting in a fiduciary capacity ceases to act as such, the Member's duly appointed successor will be a Member in the same fiduciary capacity. The parties contemplate that a person may be a Member in an individual capacity as well as a Member in one or more fiduciary capacities.

(b) <u>Multiple Ownership</u>. In the event of any Transfer which shall result in multiple ownership of any Member's Interest, the Board may require one or more trustees or nominees to be designated as representing a portion of or the entire Interest Transferred for the purpose of receiving all notices which may be given, and all payments which may be made, under this Agreement and for the purpose of exercising all rights which the transferor as a Member has pursuant to the provisions of this Agreement.

SECTION 9.6 **Call Right**.

(a)   The Board shall have the authority to cause the Company to purchase all, or less than all, of any Member's Units in the Company in the event of Call Trigger Event ("**Call Right**"). A Call Right is exercisable by the Board timely delivering written notice to the Member and the Company. If the Board cause the Company to exercise its Call Right in this Section 9.6, then the Company shall purchase such Member's Units at the fair market value of the Units. The fair market value shall be determined by the Board, in good faith, based on the amount the Board reasonably believes the Member would receive if the Company sold the Business, paid its debts and liquidated. The purchase price of any Call Right shall be delivered in cash at closing.

(b)   The exercise of a Call Right as provided in this Section shall create a legally binding obligation to buy and sell the Units in the Company and take all necessary actions as provided in this Section. If the Company or the Board exercises an option hereunder, but the Company fails to tender the required consideration at the closing, the transferring Member shall have all rights and remedies against the Company available for breach of contract. In addition, if a Member becomes obligated hereunder to sell all or any Units to the Company and such Member fails to comply with its obligations hereunder, the Board or Company, as applicable, may at its option, in addition to all other remedies they may have, deliver to the Company the purchase price for such Units as herein calculated. Thereupon, the Board or Company, as applicable, upon written notice to the selling Member, shall (i) make commercially reasonable efforts to deliver such purchase price to such selling Member, and (ii) make appropriate notation on its books and records denoting ownership of such Units by the Company, and thereupon all of such selling Member's rights in and to such Units shall terminate.

ARTICLE 10
DISSOLUTION, WINDING UP AND LIQUIDATING DISTRIBUTIONS

SECTION 10.1   Dissolution Events. The Company shall dissolve only upon the first to occur of any of the following events:

(a)   The expiration of the term of the Company as set forth in its Articles.

(b)   The written consent of the Board.

(c)   An event that makes it unlawful for all or substantially all of the business of the Company to be continued, but any cure of illegality within ninety (90) days after notice to the Company of the event is effective retroactively to the date of the event.

(d)   The entry of a decree of judicial dissolution of the Company under Section 33-44-801(4) of the Act or the administrative dissolution of the Company under Section 33-44-809 of the Act.

SECTION 10.2   Winding Up. Upon the dissolution of the Company, the Board (or the Management Company, if so designated by the Board), or, if there is no Manager, a liquidating trustee appointed by a majority in Interest of the Members, shall proceed to wind up the affairs of the Company as provided in this Agreement and the Act. Upon the dissolution of the Company, an accounting shall be made by the Company's independent accountants of the accounts of the Company and of the Company's assets, liabilities and operations, from the date of the last previous accounting until the date of dissolution. The Board (or the liquidating trustee) shall dispose of and convey the Company's assets (except to the extent the distribution of assets in kind has been approved in accordance with the consent requirements of Section 3.4) as promptly as reasonably possible following dissolution as is consistent with obtaining the fair market value for the Company's assets. Until final distribution, the Board (or the liquidating trustee) shall continue to operate the Company's assets with all of the power and authority of the Board. The costs of the liquidation shall be borne as an expense of the Company. If the Board (or the Management Company) serves in the role as the liquidator, then as long as it is receiving management fees from the Company, it shall not be entitled to compensation for providing services in such capacity.

SECTION 10.3   **Liquidating Distributions**. The Company's assets and proceeds from the disposition of the Company's assets shall be distributed in the following order:

(a)   First, to the Company's creditors, including Members who are creditors, to the extent otherwise permitted by law, other than liabilities to Members for distributions, in satisfaction of liabilities of the Company, including establishing such reserves as may be reasonably necessary to provide for contingent and other liabilities of the Company (for purposes of determining the Capital Accounts of the Members, the amounts of such reserves shall be deemed to be an expense of the Company); and

(b)   Next, to the Members and the Board in the order and priority set forth in Section 3.1(b).

The Board (or the liquidating trustee) shall use its reasonable efforts to comply with the timing requirements of Treasury Regulations Section 1.704-1(b)(2)(ii)(g) and make the distributions pursuant to Subsection (b) by the end of the taxable year in which the Company liquidates (within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g)) or, if later, within 90 days following such liquidation, but will not be bound to do so or liable in any way to any Person for failure to do so.

Distributions pursuant to Subsection (b) may be made to a trust established by the Members or the Company for the benefit of the Members for the purposes of liquidating Company assets, collecting amounts owed to the Company, and paying liabilities or obligations of the Company. The assets of any such trust shall be distributed to the Members from time to time, in the reasonable discretion of the trustee of the liquidating trust, in the same proportions as the amount distributed to such trust by the Company otherwise would have been distributed to the Members pursuant to this Agreement.

SECTION 10.4   **No Deficit Restoration Obligation**. Notwithstanding anything to the contrary in this Agreement, upon liquidation, if any Member has a deficit Capital Account (after giving effect to all contributions, distributions, allocations and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs), such Member shall have no obligation to make any Capital Contribution to reduce or eliminate the negative balance of such Member's Capital Account, and the negative balance of such Member's Capital Account shall not be considered a debt owed by such Member to the Company or to any other Person for any purpose whatsoever.

ARTICLE 11
BOOKS AND RECORDS; TAX MATTERS

SECTION 11.1 **Books and Records**. The Company shall keep adequate books and records at its principal place of business, which shall set forth an accurate account of all transactions of the Company, including the Agreed Value of property contributed or to be contributed to the capital of the Company. Any Member or its designated representative shall have the right, upon ten (10) days' prior written notice to the Board, during normal business hours and without undue disruption, pursuant to Section 33-44-408 of the Act to have access to and inspect and copy, at its expense, the contents of such books or records. Notwithstanding the previous sentence, the Board shall have the right to keep confidential from the Members for such period of time as the Board deems reasonable, any information which the Board reasonably believes to be in the nature of trade secrets or other information, the disclosure of which the Board in good faith believes is not in the best interests of the Company or could damage the Company or its business or which the Company is required by law or by agreement with a third party to keep confidential.

SECTION 11.2 **Bank and Financial Accounts**. All funds of the Company are to be deposited in the Company's name in such bank accounts or investment accounts as may be determined by the Board and shall be withdrawn solely on the signature of the Board, unless the Board determine otherwise as evidenced by written resolution.

SECTION 11.3 **Financial Statements.**

(a) <u>Quarterly</u>. Within ninety (90) days after the close of each quarter of the Fiscal Year (other than the last quarter), the Board shall use commercially reasonable efforts to prepare and deliver to each Member a report comprised of unaudited quarterly financial statements of the Company for such quarter and a summary of all current Company operations for such quarter.

(b) <u>Annually</u>. Within one hundred twenty (120) days after the close of each Fiscal Year, the Board shall use commercially reasonable efforts to prepare or cause to be prepared, and deliver to each Member a report setting forth as of the end of such Fiscal Year unaudited annual financial statements, a report on the Company's operations and a copy of the Company's tax return. To the extent the Company has audited financial statements, the Company will provide investors with a copy of the audited financial statements.

SECTION 11.4 **Taxable Year; Accounting Methods; Organizational Expenses**. The Company shall use the Fiscal Year as its taxable year. The Company shall report its income for income tax purposes using the method of accounting as may be selected from time to time by the Board and permitted by law. The Organizational Expenses of the Company shall be expensed when incurred for financial accounting purposes and shall be amortized over a 180-month period to the extent permitted by Code § 709 for federal income tax purposes.

SECTION 11.5 **Tax Returns and Information**. The Board shall use their commercially reasonable efforts to transmit to each Member, within ninety (90) days of the close of each fiscal year, such Member's Schedule K-1 (Internal Revenue Service Form 1065) or an equivalent report indicating such Member's share of all items of income or gain, expense, loss or other deduction and tax credit of the Company for such year, as well as the status of its Capital Account as of the end of such year, and such additional information as it reasonably may request to enable it to complete its tax returns or to fulfill any other reporting requirements prior to the due date for such returns (after giving effect to all available extensions of time with respect to filing such tax returns).

SECTION 11.6   **Tax Classification**. The parties acknowledge that pursuant to Treasury Regulation Section 301.7701-3, the Company shall be classified as a partnership for federal income tax purposes. The Board agree that it (a) will not cause or permit the Company to elect (i) to be excluded from the provisions of Subchapter K of the Code or (ii) to be treated as a corporation for U.S. federal income tax purposes; (b) will cause the Company to make any election reasonably determined to be necessary or appropriate in order to ensure the treatment of the Company as a partnership for U.S. federal income tax purposes; (c) will cause the Company to file any required tax returns in a manner consistent with its treatment as a partnership for U.S. federal income tax purposes; and (d) has not taken, and will not take, any action that would be inconsistent with the treatment of the Company as a partnership for such purposes.

SECTION 11.7   **Tax Elections**. Except as otherwise provided in this Agreement, the Board shall cause the Company to make any and all elections for federal, state and local tax purposes including, without limitation, any election to adjust the basis of Company assets pursuant to Code Sections 734(b), 743(b), 754 and 755 or comparable provisions of state or local law, in connection with transfers of Interests and Company distributions. If an election under Code § 754 is made at the request of any Member, the Board at their option may require such Member or its successor to bear the direct costs (for example, any additional accounting costs) that result from making such election, and such Member or any successor that becomes a party to this Agreement agrees to bear such costs. Similarly, if any Member makes an election pursuant to Code § 732(d), such Member agrees that it will bear the additional costs to the Company of any required accounting and reporting expenses resulting from such election.

SECTION 11.8   **Tax Audits**. [_____] shall be the "partnership representative" of the Company under Section 6223(a) of the Code (the "***Partnership Representative***"). The Partnership Representative shall have the authority to designate a person to serve as the designated individual of the Partnership Representative. The Partnership Representative shall have all power and authority with respect to the Company and its Members as a "partnership representative" would have with respect to a partnership and its partners under the Code and in any similar capacity under state or local law. The Partnership Representative shall keep the Members reasonably informed as to the status of any tax investigations, audits, lawsuits or other judicial or administrative tax proceedings. Each Member will cooperate with the Partnership Representative and do or refrain from doing any or all things reasonably requested by the Partnership Representative with respect to the conduct of any examinations or proceedings. The Company will indemnify and reimburse the Partnership Representative for all expenses (including legal and accounting fees) incurred as Partnership Representative pursuant to this Section, including (but not limited to) any expenses incurred in connection with any administrative or judicial proceeding with respect to the tax liability of the Company or the Members attributable to their Interests in the Company. If the Company pays an imputed underpayment pursuant to Code Section 6223, to the extent possible, the portion thereof attributable to a Member may (within the discretion of the Partnership Representative) be treated as a withholding tax with respect to such Member under

Section 3.3. To the extent such portion of an imputed underpayment cannot be withheld from a current distribution, the Member (or former Member) shall be liable to the Company for the amount that cannot be so offset. The Partnership Representative shall continue to serve as such until it is replaced by the Board.


ARTICLE 12
AMENDMENTS


SECTION 12.1   **General Rule**. The Board may amend, modify, or waive any provision of this Agreement. However, no amendment, modification or waiver shall materially and adversely affect the rights or obligations of any Member contained in this Agreement in a manner disproportionately and adversely different from all other similarly situated Members without the prior written consent of a majority in Interest of the Members. No amendment or modification to, or deletion of this Section 12.1 shall be effective unless unanimously approved by a Supermajority in Interest of the Members. Notwithstanding the foregoing, (a) the addition of parties to this Agreement in accordance with its terms, (b) the creation and issuance of additional classes of Units and any amendments to this Agreement necessary to implement the additional class of Units, and (c) any amendment to this Agreement to cure any ambiguity or to correct or supplement any provision in this Agreement which may be inconsistent with any other provision in this Agreement, shall not be deemed to be an amendment, modification or waiver requiring the consent of any Member.

SECTION 12.2   **Notice of Amendments**. The Board shall furnish copies of any amendments to this Agreement to all Members, other than changes in the Information Exhibit (occurring pursuant to this Agreement), which shall not require the consent of or notice to any Member.


ARTICLE 13
MISCELLANEOUS


SECTION 13.1   **Notices**. Any notice, payment, demand or communication required or permitted to be given by any provision of this Agreement shall be in writing and shall be delivered personally to the Person or to an officer of the Person to whom the same is directed, or sent by regular, registered or certified United States mail, or by facsimile transmission or by electronic mail or by private mail or courier service, addressed as follows: if to the Company, to its designated office address, or to such other address as may be specified from time to time by notice to the Members; if to a Member or Managers, to the address set forth on the Information Exhibit attached hereto, or to such other address as the Member or Managers may specify from time to time by notice to the Members or Managers. Any such notice shall be deemed to be delivered, given, and received for all purposes (i) as of the date of actual receipt if delivered personally or if sent by regular mail, facsimile transmission, electronic mail or by private mail or courier service, or (ii) two Business Days after the date on which the same was deposited in a regularly maintained receptacle for the deposit of United States mail, if sent by registered or certified United States mail, postage and charges prepaid, return receipt requested.

SECTION 13.2   **Binding Effect**. Except as otherwise provided in this Agreement, every covenant, term, and provision of this Agreement shall be binding upon and inure to the benefit of the parties and their respective heirs, legatees, legal representatives, successors, transferees, and assigns.

SECTION 13.3 <u>**Construction**</u>. Every covenant, term and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any party to this Agreement. No provision of this Agreement is to be interpreted as a penalty upon, or a forfeiture by, any party to this Agreement. The parties acknowledge that each party to this Agreement, together with such party's legal counsel, has shared equally in the drafting and construction of this Agreement and, accordingly, no court construing this Agreement shall construe it more strictly against one party hereto than another. References in this Agreement to the word "including" shall mean, unless otherwise indicated, "including without limitation."

SECTION 13.4 <u>**Entire Agreement**</u>. This Agreement and the Subscription Agreements, entered into with each Member contain the entire agreement among the parties and supersede all prior agreements, arrangements or understandings with respect thereto.

SECTION 13.5 <u>**Creditors**</u>. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company.

SECTION 13.6 <u>**Arbitration**</u>. ANY DISPUTE, CONTROVERSY OR CLAIM, INCLUDING WITHOUT LIMITATION ANY DISPUTES FOR WHICH A DERIVATIVE SUIT COULD OTHERWISE BE BROUGHT PURSUANT TO THE ACT, ARISING OUT OF OR IN CONNECTION WITH, OR RELATING TO, THIS AGREEMENT OR ANY BREACH OR ALLEGED BREACH HEREOF SHALL, UPON THE REQUEST OF ANY PARTY INVOLVED, BE SUBMITTED TO, AND SETTLED BY, ARBITRATION IN THE CITY OF GREENVILLE, STATE OF SOUTH CAROLINA, PURSUANT TO THE COMMERCIAL ARBITRATION RULES THEN IN EFFECT OF THE AMERICAN ARBITRATION ASSOCIATION (OR AT ANY TIME OR AT ANY OTHER PLACE OR UNDER ANY OTHER FORM OF ARBITRATION MUTUALLY ACCEPTABLE TO THE PARTIES SO INVOLVED). ANY AWARD RENDERED SHALL BE FINAL AND CONCLUSIVE UPON THE PARTIES AND A JUDGMENT THEREON MAY BE ENTERED IN THE HIGHEST COURT OF THE FORUM, STATE OR FEDERAL, HAVING JURISDICTION. THE EXPENSES OF THE ARBITRATION SHALL BE BORNE EQUALLY BY THE PARTIES TO THE ARBITRATION, PROVIDED THAT EACH PARTY SHALL PAY FOR AND BEAR THE COST OF ITS OWN EXPERTS, EVIDENCE AND COUNSEL FEES, EXCEPT THAT IN THE DISCRETION OF THE ARBITRATOR, ANY AWARD MAY INCLUDE THE COST OF A PARTY'S COUNSEL IF THE ARBITRATOR EXPRESSLY DETERMINES THAT THE PARTY AGAINST WHOM SUCH AWARD IS ENTERED HAS CAUSED THE DISPUTE, CONTROVERSY, OR CLAIM TO BE SUBMITTED TO ARBITRATION AS A DILATORY TACTIC.

SECTION 13.7 <u>**Headings**</u>. Section and other headings contained in this Agreement are for reference purposes only and are not intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision hereof.

SECTION 13.8 <u>**Severability**</u>. Every provision of this Agreement is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity or legality of the remainder of this Agreement.

773770\05504\156482771.5

SECTION 13.9   Additional Documents. Each Member, upon the request of the Company, agrees to perform all further acts and execute, acknowledge, and deliver any documents that may be reasonably necessary, appropriate, or desirable to carry out the provisions of this Agreement.

SECTION 13.10   Variation of Pronouns. All pronouns and any variations thereof shall be deemed to refer to masculine, feminine, or neuter, singular or plural, as the identity of the Person or Persons indicated thereby may require.

SECTION 13.11   Governing Law; Consent to Jurisdiction. The laws of the State of South Carolina shall govern the validity of this Agreement, the construction and interpretation of its terms, and organization and internal affairs of the Company and the limited liability of the Members. Each party to this Agreement hereby irrevocably consents to the personal jurisdiction of the state and federal courts sitting in the State of South Carolina with respect to the enforcement of an arbitrator's ruling under Section 13.6 or emergency judicial relief.

SECTION 13.12   Waiver of Action for Partition. Each of the Members irrevocably waives any right that it may have to maintain any action for partition with respect to any of the assets of the Company.

SECTION 13.13   Counterpart Execution. This Agreement may be executed in any number of counterparts with the same effect as if all of the parties had signed the same document. Such executions may be transmitted to the parties by facsimile or electronic mail, and such facsimile or electronic mail execution shall have the full force and effect of an original signature. All fully executed counterparts hereof, whether original executions or facsimile executions or electronic mail executions or a combination, shall be construed together and shall constitute one and the same agreement.

SECTION 13.14   Power of Attorney. Each Member hereby irrevocably makes, constitutes and appoints the Board, with full power of substitution, so long as such Managers are acting in such a capacity (and any successor Managers thereof so long as such Managers is acting in such capacity), its true and lawful attorney, in such Member's name, place and stead (it is expressly understood and intended that the grant of such power of attorney is coupled with an interest) to make, execute, sign, acknowledge, swear and file with respect to the Company:

(a)   all documents which the Board deem necessary or desirable to effect the dissolution and termination of the Company which dissolution and termination shall have been authorized in accordance with the terms of this Agreement;

(b)   all such other instruments, documents and certificates which may from time to time be required by the laws of the State of South Carolina or any other jurisdiction in which the Company shall determine to do business, or any political subdivision or agency thereof, to effectuate, implement, continue and defend the valid existence of the Company;

(c)   all other amendments of this Agreement or the Articles, without limitation, amendments reflecting the withdrawal of any Manager, or the return, in whole or in part, of the Capital Contributions of any Member or the addition, substitution or increased Capital

31

Contributions Account of any Member, or any action of the Members duly taken pursuant to this Agreement whether or not such Member voted in favor of or otherwise approved such action; and

(d)   any other instrument, certificate or document required from time to time to admit a Member, to effect its substitution as a Member, to effect the substitution of the Member's assignee as a Member, or to reflect any action of the Members provided for in this Agreement.

No actions shall be taken by the Board under the power of attorney granted pursuant to this Section that would have any adverse effect on the limited liability of any Member. This power of attorney (i) is a special power of attorney coupled with an interest in favor of the Board and as such shall be irrevocable and powers of attorney granted herein shall survive the death or disability of a Member that is a natural person or the merger, dissolution or other termination of the existence of a Member that is a corporation, association, partnership, limited liability company or trust, and (ii) shall survive the assignment by the Member of the whole or any portion of its Interest, except that where the assignee of the whole thereof has furnished a power of attorney, this power of attorney shall survive such assignment for the sole purpose of enabling the Board to execute, acknowledge and file any instrument necessary to effect any permitted substitution of the assignee for the assignor as a Member and shall thereafter terminate. In the event that the appointment conferred in this Section would not constitute a legal and valid appointment by any Member under the laws of the jurisdiction in which such Member is incorporated, established or resident, upon the request of the Board, such Member shall deliver to the Board a properly authenticated and duly executed document constituting a legal and valid power of attorney under the laws of the appropriate jurisdiction covering the matters set forth in this Section. Each Member hereby releases each Manager from any liability or claim in connection with the exercise of the authority granted pursuant to this power of attorney, and in connection with any other action taken by such Manager pursuant to which such Manager purports to act as the attorney-in-fact for one or more Members, if the Board believed in good faith that such action taken was consistent with the authority granted to it pursuant to this Section 13.14.

SECTION 13.15   **Securities Matters**. Each Member understands that in addition to the restrictions on transfer contained in this Agreement, it must bear the economic risks of its investment for an indefinite period because the Units have not been registered under the Securities Act and, therefore, may not be sold or otherwise transferred unless they are registered under the Securities Act or an exemption from such registration is available. Each Member agrees with all other Members that it will not sell or otherwise transfer its Interest in the Company unless such Interest has been so registered or in the opinion of counsel for the Company, or of other counsel reasonably satisfactory to the Company, such an exemption is available.

SECTION 13.16   **Company Property**. The title to all real or personal property (or interests therein) now or hereafter acquired by the Company shall be held by and vested in the Company, and not by or in any Member, individually.

SECTION 13.17   **Time of the Essence**. Time is of the essence with respect to each and every term and provision of this Agreement.

SECTION 13.18   **Waivers**. No consent or waiver, express or implied, by any party with respect to any breach or default in the performance by any other party of its obligations hereunder shall be deemed or construed to be a consent or waiver with respect to any other breach or default in the performance by such other party of the same or any other obligations of such party hereunder, and any failure on the part of any party to complain regarding any act of any other party which constitutes a breach of such other party's obligations hereunder or to declare any such other party in default, irrespective of how long such failure continues, shall not constitute a waiver by such party of its rights hereunder.

SECTION 13.19   **Rights and Remedies Cumulative**. The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive the right to use any or all other remedies. Such rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.

SECTION 13.20   **Legal Representation**. Each of the parties acknowledges that this Agreement has been prepared by legal counsel to SOS E Charging, LLC, Fox Rothschild LLP ("**Counsel**"), solely on behalf of and in the course of Counsel's representation of the initial Managers and that: (a) the parties understand that a conflict may exist between their individual interests and the interests of the Company and the Board; (b) the parties have had the opportunity to seek the advice of independent legal counsel who could represent their individual interests and have either sought such advice prior to the execution of this Agreement or have declined to do so; and (c) the parties have received no representations from Counsel regarding the tax consequences to them arising from this Agreement or their ownership of any Interest in the Company.

SECTION 13.21   **Exhibits**. The Exhibits to this Agreement, each of which is incorporated by reference, are:

EXHIBIT A: Articles of Organization.
EXHIBIT B: Information Exhibit.
EXHIBIT C: Glossary of Terms.
EXHIBIT D: Regulatory Allocations.

IN WITNESS WHEREOF, the Members, the Board, and the Company have executed this Agreement the day and year indicated on the following execution page, to be effective as of the Effective Date.

[EXECUTIONS APPEAR ON FOLLOWING PAGE(S)]

773770\05504\156482771.5

**EXECUTION PAGE
TO THE
OPERATING AGREEMENT
OF
SOS E CHARGING LLC
a South Carolina limited liability company**

MANAGER:

	By:	
Date Executed	Name:	
	Its:	Manager

COMPANY: **SOS E CHARGING LLC,
                      a South Carolina limited liability company**

	By:	**SOS E CHARGING, LLC**
		a South Carolina limited liability company
	Its:	Manager

	By:	
Date Executed	Name:	
	Its:	Manager

Signature Page to Operating Agreement of SOS E Charging LLC

**EXHIBIT A TO THE
OPERATING AGREEMENT OF
SOS E CHARGING, LLC
a South Carolina limited liability company**

ARTICLES OF ORGANIZATION

**[SEE ATTACHED STAMPED COPY OF THE COMPANY'S ARTICLES   OF
ORGANIZATION.]**

773770\05504\156482771.5

EXHIBIT B
TO THE
OPERATING AGREEMENT
OF
SOS E CHARGING, LLC
a South Carolina limited liability company

INFORMATION EXHIBIT

EXHIBIT C

TO THE
OPERATING AGREEMENT
OF
SOS E CHARGING, LLC
a South Carolina limited liability company

GLOSSARY OF TERMS

Many of the capitalized words and phrases used in this Agreement are defined below. Some defined terms used in this Agreement are applicable to only a particular Section of this Agreement or an Exhibit and are not listed below, but are defined in the Section or Exhibit in which they are used.

"*Act*" shall mean the South Carolina Uniform Limited Liability Company Act of 1996, as in effect in South Carolina and set forth at S.C. Code Ann. § 33-44-101 et seq. (or any corresponding provisions of succeeding law).

"*Additional Interests*" shall have the meaning set forth in Section 2.3.

"*Adjusted Capital Account*" means, with respect to any Member, such Person's Capital Account (as defined below) as of the end of the relevant Fiscal Year increased by any amounts which such Person is obligated to restore, or is deemed to be obligated to restore pursuant to the next to last sentences of Treasury Regulations § 1.704-2(g)(1) (share of minimum gain) and 1.704-2(i)(5) (share of member nonrecourse debt minimum gain).

"*Affiliate*" shall mean, with respect to any Person, (i) any Person directly or indirectly controlling, controlled by or under common control with such Person, (ii) any Person directly or indirectly owning or controlling 10 percent or more of any class of outstanding equity interests of such Person or of any Person which such Person directly or indirectly owns or controls 10 percent or more of any class of equity interests, (iii) any officer, manager, general partner or trustee of such Person, or any Person of which such Person is an officer, manager, general partner or trustee, or (iv) any Person who is an officer, manager, general partner, trustee or holder of 10 percent or more of the equity interests of any Person described in clauses (i) through (iii) of this sentence.

"*Agreed Value*" shall mean with respect to any noncash asset of the Company an amount determined and adjusted in accordance with the following provisions:

(a)   The initial Agreed Value of any noncash asset acquired by the Company other than by contribution by a Member shall be its adjusted basis for federal income tax purposes.

(b)   The initial Agreed Value of any noncash asset contributed to the capital of the Company by any Member shall be its gross fair market value on the date of its contribution, as agreed to by the contributing Member and the Company.

C-1

(c)　　The Agreed Value of any noncash asset distributed by the Company to any Member shall be its gross fair market value, as determined by the Board, as of the date the noncash asset is distributed.

(d)　　Unless the Board determine that making the adjustments under this paragraph (d) are not necessary to preserve the Members' economic interests in the Company, the Agreed Values of all noncash assets of the Company, regardless of how those assets were acquired, shall be adjusted from time to time to equal their gross fair market values, as determined by the Board, as of the following times:

(i)　　the acquisition of an Interest or an additional Interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution;

(ii)　　the distribution by the Company of more than a de minimis amount of money or other property as consideration for all or part of an Interest in the Company;

(iii)　　the liquidation of the Company within the meaning of Treasury Regulations § 1.704-1(b)(2)(ii)(g);

(iv)　　the grant of an Interest in the Company (other than a de minimis Interest) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a "partner capacity" within the meaning of Treasury Regulations § 1.704- 1(b)(2)(iv)(f)(5)(IIIi) or by a new Member acting in a partner capacity or in anticipation of being a Member; and

(v)　　the issuance by the Company of a noncompensatory option (other than an option for a de minimis Interest) within the meaning of Treasury Regulations § 1.704- 1(b)(2)(iv)(f)(5)(iv).

(e)　　the Agreed Values of the Company's noncash assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code § 734(b) or Code § 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations § 1.704-1(b)(2)(iv)(m), except that Agreed Values of the Company's noncash assets will not be adjusted under this paragraph (e) to the extent that an adjustment under paragraph (d) of this definition is made in connection with the transaction that would otherwise result in an adjustment under this definition.

(f)　　If the Agreed Value of a noncash asset of the Company has been determined or adjusted pursuant to paragraph (b), (d) or (e) of this definition, such Agreed Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset, for purposes of computing Profits and Losses (or items, if any of income, gain, expense, deduction, or loss of the Company to be allocated hereunder that are not included in the computation of Profits and Losses).

"*Agreement*" shall mean this Operating Agreement as amended from time to time.

"***Articles***" shall mean the Articles of Organization required to be filed by the Company pursuant to the Act together with all amendments thereto, if any.

"***Business***" shall have the meaning set forth in Section 1.4.

"***Business Days***" shall mean each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in the City of Greenville, South Carolina, are required by law to remain closed.

"***Call Trigger Event***" means, with respect to any Member: (a) an act or acts of dishonesty undertaken by Member that results in a material personal gain or enrichment of the Member at the expense of the Company or otherwise causes material injury or harm to the Company; (b) unlawful conduct or gross misconduct that is willful and deliberate on Member's part and that, in either event, is injurious to the Company; (c) the Member's conviction of, or plea of guilty or nolo contendere to, a felony or a misdemeanor involving fraud or dishonesty; or (d) the material breach of any terms and conditions of any non-compete agreement, non-disclosure agreement or assignment of inventions agreement between Member and Company; and means, with respect to any Class A Member, during the initial period of [_____] years following the date hereof, the Member ceases to be actively engaged in the management and affairs of the Company.

"***Capital Account***" shall mean with respect to each Member an account maintained and adjusted in accordance with the following provisions:

(a)   Each Person's Capital Account shall be increased by such Person's Capital Contributions, such Person's distributive share of Profits, any items in the nature of income or gain that are allocated pursuant to the Regulatory Allocations, and the amount of any Company liabilities that are assumed by such Person or that are secured by Company property distributed to such Person.

(b)   Each Person's Capital Account shall be decreased by the amount of cash and the Agreed Value of any Company property distributed to such Person pursuant to any provision of this Agreement, such Person's distributive share of Losses, any items in the nature of loss or deduction that are allocated pursuant to the Regulatory Allocations, and the amount of any liabilities of such Person that are assumed by the Company or that are secured by any property contributed by such Person to the Company.

If any Interest is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Interest.

If the Agreed Values of the Company assets are adjusted pursuant to the definition of Agreed Value contained in this Agreement, the Capital Accounts of all Members shall be adjusted simultaneously to reflect the aggregate adjustments as if the Company recognized gain or loss equal to the amount of such aggregate adjustment.

The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations § 1.704-1(b), and shall be interpreted and applied in a manner consistent with such regulations.

"**_Capital Commitment_**" shall mean with respect to any Member (other than a Manager), the amount that such Member has agreed to contribute to the Company as reflected, with respect to each Member, in the Member's Subscription Agreement.

"**_Capital Contribution_**" shall mean with respect to any Member, the amount of money and the initial Agreed Value of any property (other than money) contributed to the Company with respect to the Interest of such Member.

"**_Capital Event_**" shall mean any of the following events that do not result in the dissolution and liquidation of the Company: the sale or refinance of the Business or the receipt of net recoveries of damage awards and insurance proceeds which funds are not otherwise needed for repair or reconstruction of improvements to properties of the Business.

"**_Cause_**" shall have the meaning set forth in Section 5.4(a).

"**_Class A Members_**" shall mean collectively the Members who own Class A Units. "Class A Member" means any one of the Class A Members. "**_Class A Members_**" shall mean collectively the Members who own Class A Units. "Class A Member" means any one of the Class A Members.

"**_Class A Units_**" shall have the meaning set forth in Section 2.6(a).

"**_Class B Members_**" shall mean collectively the Members who own Class B Units. "**_Class B Member_**" means any one of the Class B Members.

"**_Class B Members_**" shall mean collectively the Members who own Class B Units. "**_Class B Member_**" means any one of the Class B Members.

"**_Class B Units_**" shall have the meaning set forth in Section 2.6(b).

"**_Class C Members_**" shall mean collectively the Members who own Class C Units. "**_Class C Member_**" means any one of the Class C Members.

"**_Class C Members_**" shall mean collectively the Members who own Class C Units. "**_Class C Member_**" means any one of the Class C Members.

"**_Class C Units_**" shall have the meaning set forth in Section 2.6(c).

"**_Code_**" shall mean the Internal Revenue Code of 1986, as amended from time to time, or any successor federal revenue law.

"**_Company_**" shall mean SOS E Charging, LLC, a South Carolina limited liability company.

"**_Convertible Note_**" means those certain convertible Promissory Notes in the aggregate principal amount of not in excess of $3,000,000 with a discount rate of [20%] and a valuation cap of [$6,000,000] to be issued by the capacity in 2024.

"**_Covered Person_**" shall mean each Manager (including the Board acting as Partnership Representative or as liquidator under Section 10.2), the Management Company (if one has been

C-4

designated), and each member, shareholder, officer, manager, employee, manager, agent, consultant or Affiliate of any of the foregoing.

"**Default Rate**" shall mean a per annum rate of return on a specified principal sum, compounded monthly, equal to the greater of (a) the Prime Rate plus 500 basis points, or (b) 18%, but in no event greater than the highest rate allowed by law.

"**Depreciation**" shall mean for each Fiscal Year of the Company or other period with respect to a particular asset of the Company, an amount equal to the depreciation, amortization or other cost recovery deduction allowable for federal income tax purposes with respect to that asset for such Fiscal Year or other period, except that if, as of the beginning of such Fiscal Year or other period, the Agreed Value of the asset differs from its adjusted basis for federal income tax purposes, Depreciation for that asset will be an amount that bears the same ratio to its Agreed Value at the beginning of such Fiscal Year or other period as the federal income tax depreciation, amortization or other cost recovery deduction with respect to such asset for such Fiscal Year or other period bears to its adjusted tax basis at the beginning of the Fiscal Year or other period; provided, however, that if the asset's adjusted basis for federal income tax purposes at the beginning of such Fiscal Year or other period is zero, Depreciation for that asset shall be determined with reference to its Agreed Value using any reasonable method selected by the Board.

"**Effective Date**" shall have the meaning set forth in Section 1.1.

"**Event of Bankruptcy**" shall mean, with respect to any Person, the occurrence any of the events set forth in Section 33-44-601(7) of the Act.

"**Final Closing Date**" shall mean the date of the final closing under which Members have acquired Interests pursuant to Subscription Agreements, such date to be determined by the Board.

"**Fiscal Year**" shall mean, as of the Effective Date, the calendar year, and, with respect to the last year of the Company, the portion of the calendar year ending with the date of the final liquidating distributions.

"**Indemnitee**" shall have the meaning set forth in Section 7.2(a).

"**Initial Closing**" shall mean the initial issuance of any Units pursuant to a Subscription Agreement.

"**Interest**" shall mean all of the rights of each Member with respect to the Company created under this Agreement or under the Act. With respect to any provision of this Agreement requiring the vote, approval, consent or similar action by the Members or a group of Members with respect to any matter, unless otherwise specified, reference to a majority (or a specified percentage) in Interest of the Members or group thereof means Members holding Units constituting a majority (or specified percentage) of the Units of the Members or group of Members, determined as the date of such vote, approval, consent or action unless an earlier record date has been established for determining the Members entitled to participate in such action, in which case the determination shall be made as of the earlier record date.

773770\05504\156482771.5

"*Manager*" shall refer to [_____], and to any other Person who becomes a Manager under the terms of this Agreement until such Person shall cease to be a Manager as provided herein.

"*Members*" shall refer collectively to the Persons listed on the Information Exhibit as Members and to any other Persons who are admitted to the Company as Members or who become Members under the terms of this Agreement until such Persons have ceased to be Members under the terms of this Agreement. "*Member*" means any one of the Members.

"*Net Cash from Capital Events*" shall refer to net cash proceeds after closing costs and expenses from a Capital Event.

"*Net Cash from Operations*" shall refer to the gross cash proceeds available to the Company from any source that is available for distribution to the Members other than Net Cash from Capital Events, less the portion thereof used to pay or establish reasonable reserves for Company expenses, payment of Manager fees, debt payments, capital improvements, replacements and contingencies, as determined by the Board.

"*Next Equity Financing Event*" means the next sale (or series of related sales) by the company of its Equity Securities following the sale of the Convertible Notes by the Investor Member with the principal purpose of raising capital and from which the Company receives aggregate proceeds of not less than US $[1,000,000].

"*Note Conversion Event*" means the conversion of one or more of the Convertible Notes resulting in the issuance of Class C Unites to the Investor Member.

"*Organizational Expenses*" shall have the meaning set forth in Section 6.1.

"*Percentage Interest*" shall mean the percentage set forth opposite each Member's name on the Information Exhibit in the column labeled "Percentage Interest." A Member's Percentage Interest shall be a percentage equal to a fraction the numerator of which shall be the number of Units held by such Member and the denominator of which shall be the total number of Units held by all Members.

"*Person*" shall mean any natural person, partnership, trust, estate, association, limited liability company, corporation, custodian, nominee, governmental instrumentality or agency, body politic or any other entity in its own or any representative capacity.

"*Prime Rate*" as of a particular date shall mean the prime rate of interest as published on that date in the Wall Street Journal, and generally defined therein as "the base rate on corporate loans posted by at least 75% of the nation's 30 largest banks." If the Wall Street Journal is not published on a date for which the Prime Rate must be determined, the Prime Rate shall be the prime rate published in the Wall Street Journal on the nearest-preceding date on which the Wall Street Journal was published.

"*Profits*" and "*Losses*" shall mean, for each Fiscal Year or other period, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Code § 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code § 703(a)(l) shall be included in taxable income or loss), with the following adjustments (without duplication):

(a)   Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses shall be added to such taxable income or loss;

(b)   Any expenditures of the Company described in Code § 705(a)(2)(B) or treated as Code § 705(a)(2)(B) expenditures pursuant to Treasury Regulations § 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses, shall be subtracted from such taxable income or loss;

(c)   If the Agreed Value of any asset of the Company is adjusted under paragraphs (c) or (d) of the definition of "Agreed Value," then for purposes of computing Profits and Losses for the Fiscal Year of such adjustment, the amount of that adjustment will be taken into account as income, gain, loss or deduction, as the case may be, as if the asset had been sold for an amount equal to its adjusted Agreed Value as provided by Treasury Regulations § 1.704-1(b)(2)(iv)(f)(2);

(d)   Gain or loss recognized for federal income tax purposes from the disposition of Company assets shall be computed by reference to the Agreed Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Agreed Value;

(e)   Depreciation shall be used in lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing the Company's taxable income or loss;

(f)   To the extent that Treasury Regulations § 1.704-1(b)(2)(iv)(m)(4) requires an adjustment made to the adjusted tax basis of any of the Company's assets pursuant to Code § 734(b) to be taken into account in determining Capital Account balances as a result of a distribution made other than in liquidation of a Member's Interest, the amount of such adjustment shall be treated as a taxable gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for the purposes of computing Profits and Losses; and

(g)   Notwithstanding any other provision of this definition, no items of income, gain, expense, deduction or loss that are specifically allocated under the Regulatory Allocations Exhibit are to be taken into account in computing Profits or Losses, but the amounts of those items are to be determined by applying rules comparable to those provided in paragraphs (a) through (f) of this definition.

"*Regulatory Allocations*" shall mean those allocations of items of Company income, gain, loss or deduction set forth on the Regulatory Allocations Exhibit and designed to enable the Company to comply with the alternate test for economic effect prescribed in Treasury Regulations § 1.704-1(b)(2)(ii)(d), and the safe harbor rules for allocations attributable to nonrecourse liabilities prescribed in Treasury Regulations § 1.704-2.

"*Securities Act*" shall mean the Securities Act of 1933, as amended from time to time, or any successor statute thereto.

773770\05504\156482771.5

"***Subscription Agreement***" shall mean as to any Member, the subscription agreement between such Member and the Company in connection with its purchase of Interests.

"***Supermajority***" shall mean sixty-six and two-thirds percent (66.67%) in Interest of the Members.

"***Transfer***" shall mean any sale, assignment, transfer, conveyance, pledge, hypothecation or other disposition, voluntarily or involuntarily, by operation of law, with or without consideration or otherwise (including, without limitation, by way of intestacy, will, gift, bankruptcy, receivership, levy, execution, charging order or other similar sale or seizure by legal process) of all or any portion of any Interest.

"***Treasury Regulations***" shall mean the final and temporary Income Tax Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"***United States Person***" shall have the meaning given to that term in Code § 7701(a)(30).

"***Member***" shall mean a Person holding Units.

"***Units***" represent the basis on which Interests are denominated and the basis on which the relative rights, privileges, preferences and obligations are determined under this Agreement and the Act, and the total number and class of Units attributed to each Member shall be the number recorded on the Information Exhibit as of the relevant time.

"***Unreturned Capital Contribution***" shall mean with respect to a Member on any date the excess, if any, of (i) the Capital Contributions made by such Member as of such date, over (ii) the cumulative distributions to such Member pursuant to Section 3.1(a)(ii) or (b)(ii) as of such date and the dollar value of any tax credits allocated to such Member. If after the Effective Date, a Member transfers any portion of its Interest in accordance with the terms of this Agreement, the transferee shall succeed to the Unreturned Capital Contribution of the transferor to the extent it relates to the transferred Interest.

773770\05504\156482771.5

EXHIBIT D
TO THE
OPERATING AGREEMENT
OF
SOS E CHARGING LLC
a South Carolina limited liability company

REGULATORY ALLOCATIONS

This Exhibit contains special rules for the allocation of items of Company income, gain, loss and deduction that override the basic allocations of Profits and Losses in Section 4.1 of the Agreement to the extent necessary to cause the overall allocations of items of Company income, gain, loss and deduction to have substantial economic effect pursuant to Treasury Regulations § 1.704-1(b) and shall be interpreted in light of that purpose. Subsection (a) below contains special technical definitions. Subsections (b) through (h) contain the Regulatory Allocations themselves. Subsections (i), (j) and (k) are special rules applicable in applying the Regulatory Allocations.

(a)   Definitions Applicable to Regulatory Allocations. For purposes of the Agreement, the following terms shall have the meanings indicated:

(i)   "***Company Minimum Gain***" has the meaning of "partnership minimum gain" set forth in Treasury Regulations § 1.704-2(d), and is generally the aggregate gain the Company would realize if it disposed of its property subject to Nonrecourse Liabilities in full satisfaction of each such liability, with such other modifications as provided in Treasury Regulations § 1.704-2(d). In the case of Nonrecourse Liabilities for which the creditor's recourse is not limited to particular assets of the Company, until such time as there is regulatory guidance on the determination of minimum gain with respect to such liabilities, all such liabilities of the Company shall be treated as a single liability and allocated to the Company's assets using any reasonable basis selected by the Board.

(ii)   "***Member Nonrecourse Deductions***" shall mean losses, deductions or Code § 705(a)(2)(B) expenditures attributable to Member Nonrecourse Debt under the general principles applicable to "partner nonrecourse deductions" set forth in Treasury Regulations § 1.704-2(i)(2).

(iii)   "***Member Nonrecourse Debt***" means any Company liability with respect to which one or more but not all of the Members or related Persons to one or more but not all of the Members bears the economic risk of loss within the meaning of Treasury Regulations § 1.752-2 as a guarantor, lender or otherwise.

(iv)   "***Member Nonrecourse Debt Minimum Gain***" shall mean the minimum gain attributable to Member Nonrecourse Debt as determined pursuant to Treasury Regulations § 1.704- 2(i)(3). In the case of Member Nonrecourse Debt for which the creditor's recourse against the Company is not limited to particular assets of the Company, until such time as there is regulatory guidance on the determination of minimum gain with respect to such liabilities, all such liabilities of the Company shall be treated as a

773770\05504\156482771.5

single liability and allocated to the Company's assets using any reasonable basis selected by the Board.

(v)   "***Nonrecourse Deductions***" shall mean losses, deductions, or Code § 705(a)(2)(B) expenditures attributable to Nonrecourse Liabilities (see Treasury Regulations § 1.704- 2(b)(1)). The amount of Nonrecourse Deductions for a Fiscal Year shall be determined pursuant to Treasury Regulations § 1.704-2(c), and shall generally equal the net increase, if any, in the amount of Company Minimum Gain for that taxable year, determined generally according to the provisions of Treasury Regulations § 1.704-2(d), reduced (but not below zero) by the aggregate distributions during the year of proceeds of Nonrecourse Liabilities that are allocable to an increase in Company Minimum Gain, with such other modifications as provided in Treasury Regulations § 1.704-2(c).

(vi)   "***Nonrecourse Liability***" means any Company liability (or portion thereof) for which no Member bears the economic risk of loss under Treasury Regulations § 1.752-2.

(vii)   "***Regulatory Allocations***" shall mean allocations of Nonrecourse Deductions provided in Paragraph (b) below, allocations of Member Nonrecourse Deductions provided in Paragraph (g) below, the minimum gain chargeback provided in Paragraph (d) below, the member nonrecourse debt minimum gain chargeback provided in Paragraph (e) below, the qualified income offset provided in Paragraph (f) below, the gross income allocation provided in Paragraph (g) below, and the curative allocations provided in Paragraph (h) below.

(b)   <u>Nonrecourse Deductions</u>. All Nonrecourse Deductions for any Fiscal Year shall be allocated to the Members in accordance with their Percentage Interests.

(c)   <u>Member Nonrecourse Deductions</u>. All Member Nonrecourse Deductions for any Fiscal Year shall be allocated to the Member who bears the economic risk of loss under Treasury Regulations § 1.752-2 with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable.

(d)   <u>Minimum Gain Chargeback</u>. If there is a net decrease in Company Minimum Gain for a Fiscal Year, each Member shall be allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member's share of such net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations § 1.704-2(g)(2) and the definition of Company Minimum Gain set forth above. This provision is intended to comply with the minimum gain chargeback requirement in Treasury Regulations § 1.704-2(f) and shall be interpreted consistently therewith.

(e)   <u>Member Nonrecourse Debt Minimum Gain Chargeback</u>. If there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt for any Fiscal Year, each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt as of the beginning of the Fiscal Year, determined in accordance with Treasury Regulations § 1.704-2(i)(5), shall be allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount

D-2

equal to such Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations §§ 1.704-2(i)(4) and (5) and the definition of Member Nonrecourse Debt Minimum Gain set forth above. This Paragraph is intended to comply with the member nonrecourse debt minimum gain chargeback requirement in Treasury Regulations § 1.704-2(i)(4) and shall be interpreted consistently therewith.

(f)   Reallocation of Losses. Section 4.1 notwithstanding, if and to the extent that any allocation of Losses (and any items of expense, deduction, or loss to be allocated hereunder that are not included in the computation of Losses) to any Member would cause a deficit in such Member's Adjusted Capital Account or would further reduce an existing balance that is already negative, then such Losses (and any items of expense, deduction, or loss to be allocated hereunder that are not included in the computation of Losses) shall be allocated to the other Members for whom the limitation described in this Paragraph does not apply in proportion to the amounts of Losses (or items of expense, deduction, or loss to be allocated hereunder that are not included in the computation of Losses) that otherwise would be allocated among them for that Fiscal Year. In the event that any special allocations of Losses (and any items of expense, deduction, or loss to be allocated hereunder that are not included in the computation of Losses) are made pursuant to this paragraph, items of gross Company income and gain from subsequent periods shall be specially allocated to offset, to the extent feasible and as promptly as possible, such special allocations of Losses (and any items of expense, deduction, or loss to be allocated hereunder that are not included in the computation of Losses).

(g)   Qualified Income Offset. In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations §§ 1.704-1(b)(2)(ii)(d)(4), (5), or (6), items of Company income and gain (consisting of a pro rata portion of each item of Company income, including gross income, and gain for such year) shall be allocated to such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, any deficit in such Member's Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible.

(h)   Gross Income Allocation. In the event any Member has a deficit in its Adjusted Capital Account at the end of any Fiscal Year, each such Member shall be allocated items of Company gross income and gain, in the amount of such Adjusted Capital Account deficit, as quickly as possible.

(i)   Curative Allocations. When allocating Profits and Losses under Sections 4.1 and 4.2, such allocations shall be made so as to offset any prior allocations of gross income under Paragraph (h) above to the greatest extent possible so that overall allocations of Profits and Losses shall be made as if no such allocations of gross income occurred.

(j)   Ordering. The allocations in this Exhibit to the extent they apply shall be made before the allocations of Profits and Losses under Section 4.1 and in the order in which they appear above.

(k)   Waiver of Minimum Gain Chargeback Provisions. If the Board determine that (i) either of the two minimum gain chargeback provisions contained in this Exhibit would

D-3

cause a distortion in the economic arrangement among the Members, (ii) it is not expected that the Company will have sufficient other items of income and gain to correct that distortion, and (iii) the Members have made Capital Contributions or received net income allocations that have restored any previous Nonrecourse Deductions or Member Nonrecourse Deductions, the Board shall have the authority, but not the obligation, after giving notice to the Members, to request on behalf of the Company the Internal Revenue Service to waive the minimum gain chargeback or member nonrecourse debt minimum gain chargeback requirements pursuant to Treasury Regulations §§ 1.704-2(f)(4) and 1.704-2(i)(4). The Company shall pay the expenses (including attorneys' fees) incurred to apply for the waiver. The Board shall promptly copy all Members on all correspondence to and from the Internal Revenue Service concerning the requested waiver.

(l)   Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code § 734(b) or Code § 743(b) is required, pursuant to Treasury Regulations § 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Regulations.

[THE REMAINDER OF THIS PAGE INTENTIONALLY HAS BEEN LEFT BLANK.]

773770\05504\156482771.5

Exhibit D

Reviewed Financials

SOS E CHARGING, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2023

(UNAUDITED)

SOS E CHARGING, LLC
DECEMBER 31, 2023
(UNAUDITED)

CONTENTS



Certified Public Accountants and Advisors
A PCAOB Registered Firm
713-489-5635   bartoncpafirm.com Cypress, Texas

<u>INDEPENDENT ACCOUNTANTS' REVIEW REPORT</u>

To the Members of
SOS E Charging, LLC

We have reviewed the accompanying financial statements of SOS E Charging, LLC, which comprise the balance sheet as of December 31, 2023, the related statement of operations, members' deficit, and cash flows for the period from July 21, 2023 (inception) to December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of SOS E Charging, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has not yet commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated revenues or profits as of December 31, 2023, which raises substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Barton CPA

Cypress, Texas
September 3, 2024

SOS E CHARGING, LLC
BALANCE SHEET
(UNAUDITED)

December 31, 2023

ASSETS

Current assets		
Cash and cash equivalents	$	-
Total current assets		-
TOTAL ASSETS	$	-

LIABILITIES AND MEMBERS' DEFICIT

Current liabilities		
Accounts payable	$	5,000
Due to related party		5,432
Total current liabilities		10,432
TOTAL LIABILITIES		10,432
Members' deficit		
Members' deficit		(10,432)
TOTAL MEMBERS' DEFICIT		(10,432)
TOTAL LIABILITIES AND MEMBERS' DEFICIT	$	-

See accompanying notes to unaudited financial statements

3


SOS E CHARGING, LLC
STATEMENT OF OPERATIONS
(UNAUDITED)


	From July 21, 2023 (inception) to December 31, 2023
Revenue	$ -
Operating expenses:	
General and administrative	10,432
Total operating expenses	10,432
Net loss	$ (10,432)


See accompanying notes to unaudited financial statements

4


SOS E CHARGING, LLC
STATEMENT OF MEMBERS' DEFICIT
(UNAUDITED)

	Members' Deficit	Total
Balance at July 21, 2023 (inception)	$ -	$ -
Net loss	(10,432)	(10,432)
Balance at December 31, 2023	$ (10,432)	$ (10,432)

See accompanying notes to unaudited financial statements

SOS E CHARGING, LLC
STATEMENT OF CASH FLOWS
(UNAUDITED)

		From July 21, 2023 (inception) to December 31, 2023
Cash flows from operating activities		
Net loss	$	(10,432)
Adjustments to reconcile net loss to net cash		
Changes in operating liabilities:		
Accounts payable		5,000
Due to related party		5,432
Cash used in operating activities		-
Change in cash and cash equivalents during the year		-
Cash and cash equivalents at beginning of year		-
Cash and cash equivalents at year end	$	-

See accompanying notes to unaudited financial statements

NOTE 1: Nature of operations

Nature of the business

SOS E Charging, LLC (the "Company") was formed on July 21, 2023, under the laws of the State of South Carolina. The Company intends to use cutting-edge technology to provide fast and reliable solutions for mobile electric vehicle charging. The Company is headquartered in Simpsonville, South Carolina.

Going concern and management's plans

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not yet commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated revenues or profits as of December 31, 2023. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The members are fully committed in supporting the Company. This commitment includes providing any necessary financial support to ensure the Company's operational stability. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2: Summary of significant accounting policies

Basis of presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year end is December 31.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Cash and cash equivalents

The Company considers all highly liquid investments with the original maturities of six months or less to be cash equivalents. The Company did not have cash and cash equivalents at December 31, 2023.

7

NOTE 2:   Summary of significant accounting policies (continued)

Accounts payable

Accounts payable represent amounts owed by the Company to vendors for services received but not yet paid for as of the balance sheet date. Accounts payable are typically due within one year and are recognized at the invoiced amounts. At December 31, 2023, accounts payable are $5,000, with one vendor representing 100% of the balance.

Risk and uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. These adverse conditions could affect the Company's financial condition and the results of its operations.

Revenue recognition

The Company recognizes revenue from the sale of services in accordance with Accounting Standards Codification ("ASC") ASC 606, *Revenue Recognition* ("ASC 606") following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

No revenue has been earned or recognized as of December 31, 2023.

Income taxes

The Company is a limited liability company (LLC) classified as a partnership for federal income tax purposes, which provides for profits and losses to be reported at the individual member level for income tax purposes. The Company pays any distributions necessary in order to satisfy the members' estimated personal income tax liabilities arising from the Company's profits. As of December 31, 2023, the Company does not have any entity-level uncertain tax positions. The Company files income tax returns in the U.S. federal jurisdiction. Generally, the Company is subject to examination by U.S. federal (or state and local) income tax authorities for three to four years from the filing of a tax return.

Recent accounting pronouncements

We have reviewed all the recently issued, but not yet effective, accounting pronouncements and we do not believe any of these pronouncements will have a material impact on the Company.

NOTE 3:   Commitments and contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 4:   Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Related parties may be individuals or corporate entities.

During 2023, Don Mills, President, and Mack Whittle Jr., Chief Financial Officer, advanced $4,240 and $1,192, respectively, for general and administrative expenses incurred by the Company. The Company expects the due to related party balances to be paid within 12 months from the date of the financial statements.

NOTE 5:   Subsequent events

The Company has evaluated all events that have occurred after the balance sheet date through September 3, 2024, the date these financial statements were available to be issued. Based upon the evaluation, the Company did not identify any other recognized or non-recognized subsequent events that would have required adjustment or disclosure in the accompanying financial statements.

Exhibit E

Testing the Waters Materials

 VICINITY

Offers   Dashboard

SOS eCharging

Regulation Crowdfunding

01:16

Welcome! We are collecting indications of interest for a planned capital raise through Reg CF (Rule 206). Please review offering information and important disclosures below.

Goal: Up to $1,000,000

Convertible Note: $4,500,000 Valuation Cap*
33% Discount for first $300,000 invested
8% Interest Rate
4 year maturity

INDICATE INTEREST

Start Date October 23, 2024
End Date November 22, 2024

Why fund our local story

➤ Catalyzing the EV market in Upstate South Carolina

➤ Veteran leadership team with deep experience in the automotive industry, finance, and technology

➤ Convertible Note Terms:

    - $4.5M valuation cap* (33% Discount for Early Investors)

    - 8% interest

    - 4 year maturity

Overview

The Opportunity

The electric vehicle (EV) market is on the cusp of a significant transition in South Carolina. This shift has been enabled by the increasing affordability and accessibility of EVs while being underpinned by a strong push from both the US administration and local programs such as the SC EV Economic Development Initiative.

SOS eCharging is poised to capitalize on this shift by being the first mobile EV charging service in Upstate South Carolina, fulfilling the immediate charging needs of EV owners and enhancing the appeal of EV ownership in a region where infrastructure development is still catching up.

The Market Landscape

EV demand is outpacing infrastructure in the Upstate

Across the US, the EV market is expanding, with major automakers investing billions to ramp up EV production. This growing market is reinforced by a push by governments toward sustainable transportation. However, the current infrastructure does not fully support this growth, especially in areas like Upstate South Carolina.



As of October 2023, Ford Motors, General Motors, and Volkswagen expect to spend $50 billion, $35 billion, and $200 billion respectively, ramping up EV production and related software around the world.

Despite this growing demand and availability, the vehicle owner per capita in the Upstate far exceeds the available EV charging stations. Looking across rural areas of the state, this gap widens substantially. With only a few stations existing across the entire geography of the rural Upstate, the ability to regularly operate an EV is nearly impossible.

The Problem

Insufficient infrastructure is creating range anxiety for EV Owners in Upstate SC

Vehicle owners across Upstate have both the means and desire to use new EVs but are being held back by the limited charging availability. The fear of a dead battery while trying to complete daily or spontaneous trips creates anxiety about purchasing or operating an EV. A Consumer Reports study in April of 2023, found that charging logistics was one of the top two biggest factors negatively influencing consumers purchasing an EV. Similarly, a recent survey showed that individuals worry about charging, specifically the ability to charge in public while away from their home base, is significantly hindering EV purchases. In fact, 32% of consumers who were considering an EV cited a lack of charging stations in their area as a primary barrier. Moreover, 47% of U.S. adults said that it is not likely that they would purchase an EV as their next car, with nearly 80% saying that a lack of charging stations was a factor.


RANGE ANXIETY BY THE NUMBERS
80%
cite lack of charging stations was a factor in not purchasing an EV
47%
of U.S. adults say they're unlikely to purchase an EV for their next vehicle
32%
of consumers cite a lack of chargers as the #1 barrier for not buying an EV

The Solution

Mobile, flexible charging service for Upstate EV owners

SOS eCharging eliminates range anxiety with our mobile charging solution. Our fleet of charging trucks will look to provide Level 2 and Level 3 charging services within a 50-mile radius of upstate SC, available through our mobile app. This innovative approach addresses the challenge of charging infrastructure scarcity and "range fear" by bringing the charging station to the customer, whether scheduled or on-demand.



The Product

Mobile charging fleet of Ford F-350 trucks available through a mobile app

SOS eCharging combines the power of mobile charging with the accessibility of a mobile app to power our flexible charging network. We're leveraging the existing technology in Ford F-

350 trucks to build our flexible and rapidly deployable charging solution.

This F-350 is ideal for a mobile charging fleet

The Deal   Shop Talk   Local Buzz   Q&A

generator. The generator used is a 480 V 3 Phase that can be transformed into a DC source. It can create a 50kW Level 3 fast charge or two 25kW Level 2 Charges. With variable power output levels, it can efficiently charge electric vehicles, making it a versatile, on-demand, and fast mobile charging solution. This capability ensures that the F-350 can provide emergency charging, support remote locations, and offer convenient services for electric vehicle owners and businesses.

These trucks not only deliver charging services but also provide valuable data analytics on battery health, vehicle service needs, and a 10-point inspection at the time of service.



♡ INDICATE INTEREST

Our Story

Overview

Investment Summary

Our People

Documents

Risks

Disclosures

Business Model

Mobile Charging Subscription and Single Charge Transactions

SOS eCharging will operate on a tiered subscription model, offering different levels of membership for subscribers. We will also offer service to non-members on a per-use basis. Revenue will be bolstered with add-on services

provided during each service call. Key Performance Indicators (KPIs) like subscription rates, daily one-time purchases, and data analytics will track and predict growth and success.

Subscribers can use the app to either book an on-demand charge or schedule a charging session in advance.


EV CHARGER
490
80%

Traction

Where we started + where we're going

What started as an idea and now has a strong team, solid plan and a market ready to be served.


SOS eCHARGING
projected timeline
MAY 2026 NET POSITIVE
JULY 2024 PURCHASE FIRST TRUCK
OCTOBER 2024 SUBSCRIPTIONS BEGIN
the path to success
2023 IDEA OF SOS eCHARGING DEVELOPS
SPRING 2024 FUNDING BRAND AWARENESS CAMPAIGN

Investment Summary

Terms

- **Convertible Promissory Note**

- **Valuation cap: $4.5M pre-money**

- **33% Discount on Valuation Cap for first $300,000 invested**

- **Interest: 8%**

- **Maturity: 4 years**

- **Discount: 20% for first $300,000 invested**

Convertible Promissory note definitions:

-Below is a selection of relevant definitions as related to the Convertible Promissory note which can be found in full in the Form C found below.

- "**Common Units**" means the Company's Class C Membership Units or any other Membership Units other than Class A Membership Units or Class B Membership Units.

- "**Conversion Units**" (for purposes of determining the type of Equity Securities issuable upon conversion of this Note) means:

- with respect to a conversion pursuant to Section 4.2, shares of the Equity Securities issued in the Next Equity Financing;

- with respect to a conversion pursuant to Section 4.3, shares of Class C Membership Units; and

- with respect to a conversion pursuant to Section 4.4, shares of Class C Membership Units.

- "**Conversion Price**" means:

  - with respect to a conversion pursuant to Section 4.2, the lesser of: (A) the product of (x) one hundred percent (100%) <u>less</u> the Discount and (y) the lowest per share purchase price of the Equity Securities issued in the Next Equity Financing; and (B) the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Next Equity Financing;

  - with respect to a conversion pursuant to Section 4.43, the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Corporation Transactions; and

  - with respect to a conversion pursuant to Section 4.4, the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to such conversion.

- "**Sale of the Company**" means:
  - the closing of the sale, transfer or other disposition, in a single transaction or series of related transactions, of all or substantially all of the Company's assets or the exclusive license of all or substantially all of the Company's material intellectual property;

  - the consummation of a merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of units of the Company immediately prior to such merger or consolidation continue to hold a majority of the outstanding voting equity of the Company or the surviving or acquiring entity immediately following the consummation of such transaction); or

  - the closing of the transfer (whether by merger, consolidation or otherwise), in a single transaction or series of related transactions, to a "person" or "group" (within the meaning of Section 13(d) and Section 14(d) of the Exchange Act), of the Company's capital stock if, after such closing, such person or group would become the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than fifty percent (50%) of the outstanding voting securities of the Company (or the surviving or acquiring entity).

For the avoidance of doubt, a transaction will not constitute a "Sale of the Company" if its sole purpose is to change the state of the Company's formation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction. Notwithstanding the foregoing, the issuance of new Equity Securities in a bona fide financing transaction will not be deemed a "Sale of the Company."

- "**Discount**" means twenty percent (20%) with respect to the initial $300,000 in subscriptions which are accepted by the Company and zero percent (0%) with respect to subscriptions accepted by the Company in excess of $300,000.

- "**Equity Securities**" means (i) Common Units; (ii) any securities conferring the right to purchase Common Units; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) Common Units. Notwithstanding the foregoing, the following will not be considered "Equity Securities": (A) any security granted, issued or sold by the Company to any director, officer, employee, consultant or adviser of the Company for the primary purpose of soliciting or retaining their services; (B) any convertible promissory notes (including this Note) issued by the Company; and (C) any SAFEs that have been issued by the Company.

- "**Exchange Act**" means the Securities Exchange Act of 1934, as amended.

- "**Fully Diluted Capitalization**" means the number of issued and outstanding Company Membership Units, assuming (i) the conversion or exercise of all of the Company's outstanding convertible or exercisable securities, and all outstanding vested or unvested options or warrants to purchase any Company units; and (ii) solely for purposes of Section 4.1(c)(i) and 4(c)(iii), the issuance of all Company's Class B Units reserved and available for future issuance under any of the Company's existing equity incentive plans or any equity incentive plan created or expanded in connection with the Next Equity Financing. Notwithstanding the foregoing, "Fully Diluted Capitalization" excludes: (A) any convertible promissory notes (including this Note) issued by the Company; (B) any SAFEs issued by the Company; and (C) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

- "**Next Equity Financing**" means the next sale (or series of related sales) by the Company of its Equity Securities following the date of issuance of this Note with the principal purpose of raising capital and from which the Company receives aggregate gross proceeds of not less than $1,000,000 (excluding, for the avoidance of doubt, the aggregate principal amount of this Note/the Series 1 Notes).

- "**SAFE**" means any simple agreement for future equity (or other similar agreement) that is issued by the Company for bona fide financing purposes and that may convert into the Company's capital stock in accordance with its terms.

- "**Securities Act**" means the Securities Act of 1933, as amended.

- "**Valuation Cap**" means $3,000,000 with respect to the initial $300,000 in subscriptions accepted by the Company and $4,500,000 for subscriptions accepted in excess of $300,000.

Our People



Don Mills, President

Don has a deep understanding of the EV market and offers 10+ years in the automotive industry. As an award-winning salesperson at both BMW and Audi, he recognizes the demand and necessity for a mobile charging company. As charge anxiety is the greatest barrier to purchasing an EV, Don imagined SOS eCharging as a solution. Don has designed the company to assist in the growth and push towards a more sustainable future through EV sales and purchases. Don provides a wealth of knowledge in sales, marketing, and customer relations.



Mack Whittle, Manager

Mack provides 30+ years in executive support to assist in the company's strategic growth. His history in banking, financing, and starting a public banking company based in Upstate South Carolina, provides a deep knowledge and understanding of business development, finance operations, and sales.



Steve Jenkins, Technology

Steve brings over 30+ years of dedicated experience in organizational technology and customer relations management. As a chemical engineer, Steve offers a deep understanding of fleet management and customer relationships. Recently, he was the director of IT for a twenty-four site construction equipment sales and rental company. His designs are technologically robust and rooted in creating an ecosystem that functions seamlessly within the organization and surpasses customer expectations.



Rikishi Rey, Marketing

Rikishi provides 9 years of marketing experience and a Ph.D. in strategic communication. As a current Assistant Professor at Clemson University, Kishi brings knowledge of consumer behavior and message design, social

media marketing, data analytics, as
well as campaign design and efficacy.

Documents

Documents will appear
here when offering is
live

DOWNLOAD

Risks

Investing carries general risks, such as losing all
the money you invest. Some key risks will be
listed below. Additional general and project-
specific risks may be detailed here if the
Regulation Crowdfunding securities offering
goes live.

You can learn more about the risks of investing
through Vicinity here.

Need to Raise Additional Capital. The Company
may need to raise capital in the future in
addition to the capital raised in this offering. It
is possible the capital raised in the future may
be on terms less favorable to the Company or

may be dilutive to current investors in the Company. There is also no guarantee or assurance that the Company will secure the additional capital required to fund the business.

The Company's ability to fund operational and technological development, sales and marketing, personnel hiring, and general company purposes depends on the ability to generate cash or raise capital in the future. This is subject to general economic, financial, competitive, legislative, regulatory and other factors, some of which are beyond the Company's control.

The Company has broad discretion in how to use the proceeds from this offering. The board of Managers and executive officers of the Company (together, the "***Company Management***") will have considerable discretion in the application of the net proceeds of this offering, and investors will not have the opportunity as part of their investment decision to assess whether the Company is using the proceeds appropriately. The Company intends to use the net proceeds on sales and business development, marketing and digital presence, scalable online tech infrastructure, and operations and logistics. The Company may change its plans for how it will use the proceeds of this offering and may use the proceeds in ways that are not currently contemplated.

Illiquid Investment. There is not now and likely will not ever be a public market for the Notes.

Because the Notes has not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Reg CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Notes may also adversely affect the price that could be obtained for the Notes in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that he or she is purchasing a Note for their own account, for investment purposes, and not with a view to resale or distribution thereof. In addition to the restrictions on transferability under the securities laws, the transfer of a Note is also restricted as set forth and described in the convertible note.

In addition, if the Notes are converted into Class C Membership Unit or other securities, the issuance of the securities will not be, and is not required to be, registered with the SEC under the Securities Act or qualified under applicable state or other securities laws, and accordingly, the securities may not be resold or otherwise transferred unless the transfer is registered under the Securities Act and qualified under applicable state or other securities laws, or unless exemptions from the registration and qualification requirements are available.

Risks Associated with Minority Ownership. Each investor is not a direct owner of the Company, and the purchase of a Note will not grant investors ownership of the Company. The Notes convert into Class C Membership Units which do not have voting rights. Therefore, investors will have no right to control company actions, and Company Management will have complete discretion on whether to issue additional Notes, repurchase Notes, control a sale, or engage in transactions with affiliates or related parties. Purchasing a Note will not give investors minority investor rights and an investor should be able to bear a complete loss of their investment.

Risk of Dilution. The Company is not restricted from issuing additional Notes or series of Notes or other instruments of Class C Membership Units or other Membership Units. The Company may issue notes or interest in the Company in the future for a variety of purposes including (i) to raise funds for the operations of the Company; (ii) in connection with an incentive plan whereby it may issue notes to employees, consultants and service providers of the Company (the Company currently expects to set aside 10% of its equity for service providers, but that number may grow as the Company scales); (iii) as part of a merger or other transaction involving the Company; or (iv) other reasons as determined by Company

Management and as provided for in the Operating Agreement and articles of incorporation (together herein referred to as the "***Organizational Documents***"). If the Company does raise additional capital in the future, it is likely investor's interests will be diluted.

Risks Associated with Advertising and Marketing*.* The Company will be dependent on successful advertising and marketing to acquire new Customers. Ineffective marketing, advertising and promotional programs could inhibit the Company's ability to acquire Customers and generate revenue. The Company's efforts may not be effective or could require increased expenditures, which could have a material adverse effect on the Company's revenue.

Sufficient Revenue to Pay Principal and Interest on the Notes. The Company's ability to pay accrued interest and to repay principal on the Notes when they become due will depend largely on our ability to generate revenues. While the Company may raise additional capital in the future, there can be no assurance that the proceeds of such offering would be used for repayment of the Notes and there can be no assurances the Company will achieve sufficient revenue to pay the principal and accrued interest on the Notes.

Compliance with Laws and Regulations. The Company will be subject to a variety of securities laws and other types of governmental regulation in the United States and other jurisdictions that may limit the scope of its operations or impose material compliance costs and other burdens.

While Company Management believes that the Company will not be subject to the registration requirements of the Investment Company Act, there can be no assurance that this belief is, or will continue to be, correct. If the Company were subject to such registration requirements, the Company's performance could be materially adversely affected.

In general, Company Management will seek to minimize the degree of governmental regulation and oversight to which Company Management and the Company are subject. While it is anticipated that this approach will reduce compliance and other costs, this approach will also eliminate a variety of investor protections (including certain protections arising under the Securities Act, the Exchange Act, the Investment Company Act, and the Advisers Act) that would be available if Company Management and the Company were subject to greater governmental regulation and oversight. In particular, prospective investors are cautioned against assuming the applicability of investor protections generally associated with public offerings of securities.

Regulatory Risks. The Company may be subject to laws and regulations regarding the use of an online platform to sell products. In the event any laws or regulations prevent or make it more difficult for Customers to access and use the Company's platform there could be a material adverse effect on the Company. Additionally, it is possible laws or regulations could require some Customers to purchase products that meet specific requirements and if the products offered on the Company's platform do meet these standards then these laws or regulations could have a material adverse on the Company.

Risks Associated with Start-up Company. The Company is a start-up company and will face all the risks and uncertainties associated with attempting to develop and grow a business. A loss of an investor's entire investment is possible. The timing of profit realization is highly uncertain. Losses are likely to occur early in the Company's life and it may take a significant amount of time for the realization of gains.

Start-up companies often experience unexpected problems in the areas of product or service development, marketing, financing, and general management, which, in some cases, cannot be adequately solved. In addition, such companies may require substantial amounts of financing which may not be available through institutional private placements or the public markets. The percentage of start-up companies that survive and prosper is small.

Disclosures

This is not currently a live securities offering.

- No money or other consideration is being solicited, and if sent in response, will not be accepted.

- No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform.

- A person's indication of interest involves no obligation or commitment of any kind.

Investing carries general risks, such as losing all the money you invest. Some key risks will be listed below. Additional general and project-specific risks may be detailed here if the Regulation Crowdfunding securities offering goes live. You can learn more about the risks of investing through Vicinity [here](#).



1708-C Augusta St. #115
Greenville, SC29605

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This website, VicinityCapital.com (“site”), is managed by Vicinity, LLC (“Vicinity”) and Vicinity Holdings, LLC ("Vicinity Holdings"). Vicinity is a Funding Portal (CRD# 307772) offering investments through this site under Regulation Crowdfunding (“Reg CF”). Securities offered on our site are not recommended or approved by any federal or state securities commission or regulatory authority. Vicinity does not provide any investment advice or recommendation, and does not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by the applicable issuer. Each issuer is fully responsible for its offering and all information contained therein. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Securities sold under Reg CF are speculative, illiquid, and investors can lose all of their money. By using our site, you are subject to the Terms and Conditions of Service and Privacy Policy. Thank you for using our site. If you have any questions, please contact us at help@vicinitycapital.com.

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